As filed with the Securities and Exchange Commission on September 22, 1999

Registration No. 333-80825

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-6

                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                    PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
                        PACIFIC LIFE & ANNUITY COMPANY
                          (Exact Name of Registrant)

                        PACIFIC LIFE & ANNUITY COMPANY
                              (Name of Depositor)

                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California  92660
              (Address of Depositor's Principal Executive Office)

                                 (949)219-3743
              (Depositor's Telephone Number, including Area Code)

                                Diane N. Ledger
                                Vice President
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660
              (Name and Address of Agent for Service of Process)

                                  Copies to:

                            Jeffrey S. Puretz, Esq.
                            Dechert Price & Rhoads
                             1775 Eye Street, N.W.
                         Washington, D.C.  20006-2401


Title of securities being registered: interests in the Separate Account under Pacific Select Exec II-NY Flexible Premium Variable Life Insurance Policies.


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Filing fee: None

Pacific Select Exec Separate Account of Pacific
Life & Annuity Company

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C under the Securities Act of 1933

(Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)
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

Form N-8B-2                                                  Form S-6
Item Number                                            Heading in Prospectus
1.  (a)  Name of trust...............................  Prospectus front cover

    (b)  Title of securities issued..................  Prospectus front cover

2.  Name and address of each depositor...............  Prospectus front cover; Back Cover

3.  Name and address of trustee......................  N/A

4.  Name and address of each principal underwriter...  About PL&A

5.  State of organization of trust...................  Pacific Select Exec Separate
                                                       Account

6.  Execution and termination of trust agreement.....  Pacific Select Exec Separate
                                                       Account

7.  Changes of name..................................  N/A

8.  Fiscal year......................................  N/A

9.  Material Litigation..............................  N/A

II. General Description of the Trust and Securities of the Trust

10. (a)  Registered or bearer securities.............  Pacific Select Exec II-NY basics; The death benefit

    (b)  Cumulative or distributive

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
securities................................   Pacific Select Exec II-NY basics; The death benefit

    (c)  Withdrawal or redemption.........   Withdrawals, surrenders and loans

    (d)  Conversion, transfer, etc........   Withdrawals, surrenders and loans

    (e)  Periodic payment plan............   N/A

    (f)  Voting rights....................   Voting Rights

    (g)  Notice to security holders.......   Reports we'll send you

    (h)  Consents required................   Voting Rights

    (i)  Other provisions.................   N/A

11. Type of securities comprising
    units.................................   Pacific Select Exec II-NY basics

12. Certain information regarding
    periodic payment plan certificates....   N/A

13. (a) Load, fees, expenses, etc.........   Deductions from your premiums; Surrendering your policy

(b) Certain information regarding
    periodic payment plan certificates....   N/A

(c) Certain percentages...................   Deductions from your premiums; Surrendering your policy

(d) Difference in price...................   N/A

(e) Certain other fees, etc...............   Deductions from your premiums; Surrendering your policy

(f) Certain other profits or
    benefits..............................   The death benefit; Your policy's accumulated value

(g) Ratio of annual charges to
    income................................   N/A

14. Issuance of trust's securities........   Pacific Select Exec II-NY basics
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

15. Receipt and handling of payments
    From purchasers.....................    How premiums work

16. Acquisition and disposition of          Your policy's accumulated
    underlying securities...............    value: Your investment
                                            options

17. Withdrawal or redemption............    Withdrawals, surrenders
                                            and loans

18. (a) Receipt, custody and disposition
        of income.......................    Your policy's accumulated
                                            value

    (b) Reinvestment of distributions...    N/A

    (c) Reserves or special funds.......    N/A

    (d) Schedule of distributions.......    N/A

19. Records, accounts and reports.......    Statements and
                                            Reports

20. Certain miscellaneous provisions
    of trust agreement:

    (a) Amendment.......................    N/A

    (b) Termination.....................    N/A

    (c) and (d) Trustees, removal and
        successor.......................    N/A

    (e) and (f) Depositors, removal
        and successor...................    N/A

21. Loans to security holders...........    Withdrawals,
                                            surrenders and loans

22. Limitations on liability............    N/A

23. Bonding arrangements................    N/A

24. Other material provisions of
    trust agreement.....................    N/A

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
III. Organizations, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor......................................................   About PL&A

26.  Fees received by depositor.....................................................   See Items 13(a) and 13(e)

27.  Business of depositor..........................................................   About PL&A

28.  Certain information as to officials and affiliated persons of depositor........   About PL&A

29.  Voting securities of depositor.................................................   N/A

30.  Persons controlling depositor..................................................   N/A

31.  Payments by depositor for certain services rendered to trust...................   N/A

32.  Payments by depositor for certain other services rendered to trust.............   N/A

33.  Remuneration of employees of depositor for certain services rendered to trust..   N/A

34.  Remuneration of other persons for certain services rendered to trust...........   N/A

IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states...................................   N/A

36.  Suspension of sales of trust's securities......................................   N/A

37.  Revocation of authority to distribute..........................................   N/A
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
38.  (a)  Method of distribution..........................................  How policies are distributed

     (b)  Underwriting agreements.........................................  How policies are distributed

     (c)  Selling agreements..............................................  How policies are distributed

39.  (a)  Organization of principal underwriters..........................  How policies are distributed

     (b)  N.A.S.D. membership of principal underwriters...................  How policies are distributed

40.  Certain fees received by principal underwriters......................  How policies are distributed

41.  (a)  Business of each principal underwriter..........................  How policies are distributed

     (b)  Branch offices of each principal underwriter....................  N/A

     (c)  Salesmen of each principal underwriter..........................  N/A

42.  Ownership of trust's securities by certain persons...................  N/A

43.  Certain brokerage commissions received by principal underwriters.....  N/A

44.  (a)  Method of valuation.............................................  Your policy's accumulated value

     (b)  Schedule as to offering price...................................  How premiums work

     (c)  Variation in offering price to certain persons..................  Monthly deductions

45.  Suspension of redemption rights......................................  Timing of payments, forms, and requests

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
46.  (a)  Redemption valuation...................................................    Withdrawals, surrenders and loans

     (b)  Schedule as to redemption price........................................    Withdrawals, surrenders and loans

47.  Maintenance of position in underlying securities............................    Your investment options

V.   Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee......................................    N/A

49.  Fees and expenses of trustees...............................................    N/A

50.  Trustee's lien..............................................................    N/A

VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities..................................    The death benefit

VII. Policy of Registrant

52.  (a)  Provisions of trust agreement with respect to selection
          or elimination of under lying securities...............................    How our accounts work

     (b)  Transactions involving elimination of underlying securities............    How our accounts work

     (c)  Policy regarding substitution or elimination of underlying securities..    How our accounts work

     (d)  Fundamental policy not otherwise covered...............................    N/A

53.  Tax status of trust.........................................................    Variable life insurance and your taxes

VIII. Financial and Statistical Information

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
54.  Trust's securities during last ten years..........  N/A

55.  N/A

56.  Certain information regarding periodic payment
     plan certificates.................................  N/A

57.  N/A

58.  N/A

59.  Financial statements (Instruction 1(c) of
     "Instructions as to the Prospectus" of Form S-6)..  Financial Statements

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
PACIFIC SELECT
EXEC II - NY                                  PROSPECTUS

                                              Pacific Select Exec II - NY is a flexible premium variable life insurance policy issued by Pacific Life & Annuity Company.

This policy is not available in all states.   This prospectus provides information that you should know before buying a
This prospectus is not an offer in any state  policy. It's accompanied by a current prospectus for the Pacific Select Fund, a
or jurisdiction where we're not legally       fund that provides the underlying portfolios for the variable investment
permitted to offer the policy.                options offered under the policy. Please read these prospectuses carefully and keep them for future reference.
The policy is described in detail in this
prospectus. The Pacific Select Fund is        Here's a list of all of the investment options available under your policy:
described in its prospectus and in its
Statement of Additional Information (SAI).    VARIABLE INVESTMENT OPTIONS
No one has the right to describe the policy   Money Market           Large-Cap Value
or the Pacific Select Fund any differently    High Yield Bond        Mid-Cap Value
than they have been described in              Managed Bond           Equity
these documents.                              Government Securities  Bond and Income
                                              Growth                 Equity Index
You should be aware that the Securities and   Aggressive Equity      Small-Cap Index
Exchange Commission (SEC) has not reviewed    Growth LT              REIT
the policy for its investment merit, and      Equity Income          International
does not guarantee that the information in    Multi-Strategy         Emerging Markets
this prospectus is accurate or complete.
It's a criminal offense to say otherwise.     FIXED OPTIONS
                                              Fixed Account
                                              Fixed LT Account
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
YOUR GUIDE TO THIS PROSPECTUS

     An overview of Pacific Select Exec II - NY                                 4
     ----------------------------------------------------------------------------
     Pacific Select Exec II - NY basics                                        12
     Owners, person insured by the policy, and beneficiaries                   13
     Policy date, monthly payment date, policy anniversary date                14
     Statements and reports we'll send you                                     15
     Your right to cancel                                                      15
     Timing of payments, forms and requests                                    16
     Telephone transactions                                                    17
     ----------------------------------------------------------------------------
     The death benefit                                                         18
     Choosing your death benefit option                                        18
     Choosing a death benefit qualification test                               19
     Comparing the death benefit options                                       20
     When we pay the death benefit                                             22
     Changing your death benefit option                                        22
     Changing the face amount                                                  23
     Optional riders                                                           24
     ----------------------------------------------------------------------------
     How premiums work                                                         26
     Planned periodic premium payments                                         26
     Deductions from your premiums                                             27
     Allocating your premiums                                                  27
     Limits on the premium payments you can make                               28
     ----------------------------------------------------------------------------
     Your policy's accumulated value                                           29
     Calculating your policy's accumulated value                               29
     Monthly deductions                                                        29
     Lapsing and reinstatement                                                 32
     ----------------------------------------------------------------------------
     Your investment options                                                   34
     Variable investment options                                               34
     Fixed options                                                             38
     Transferring among investment options                                     38
     Transfer programs                                                         39
     ----------------------------------------------------------------------------
     Withdrawals, surrenders and loans                                         41
     Making withdrawals                                                        41
     Taking out a loan                                                         42
     Ways to use your policy's loan and withdrawal features                    43
     Surrendering your policy                                                  44
     ----------------------------------------------------------------------------
     General information about your policy                                     46
     ----------------------------------------------------------------------------
     Variable life insurance and your taxes                                    49
     ----------------------------------------------------------------------------
     About PL&A                                                                53
     ----------------------------------------------------------------------------
     Illustrations                                                             77
     ----------------------------------------------------------------------------
     Appendices                                                                93
     Appendix A:  Rates per $1,000 of initial face amount                      93
     Appendix B:  Death benefit percentages                                    94
     ----------------------------------------------------------------------------
     Where to go for more information                                  back cover
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2
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

                                              Terms used in this prospectus
                                              We've tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We've identified some of these below and the pages where you'll find an explanation of what they mean.

                                              If you have any questions, please ask your registered representative or call us at 1-800-800-7681.

                                              Accumulated value          29          Joint owners               13
                                              Accumulation units         36          Lapse                      32
                                              Age                        13          Loan account               42
In this prospectus, you and your mean the     Allocation                 27          Maturity date              13
policyholder or owner. PL&A, we, us and our   Assignment                 48          Modified endowment con-
refer to Pacific Life & Annuity Company.      Beneficiary                14           tract                     51
The fund refers to Pacific Select Fund.       Business day               16          Monthly payment date       14
Policy means a Pacific Select Exec II - NY    Cash surrender value       44          Net amount at risk         30
variable life insurance policy, unless we     Cash value accumulation                Net cash surrender value   44
state otherwise. Pacific Life and the          test                      19          Net premium                26
administrator mean Pacific Life Insurance     Contingent beneficiary     14          Net single premium         19
Company, our parent company.                  Cost of insurance rate     29          Outstanding loan amount    42
                                              Death benefit              18          Planned periodic premium   26
                                              Death benefit percentage   19          Policy anniversary         14
                                              Death benefit qualifica-               Policy date                14
                                               tion test                 19          Policy year                14
                                              Face amount                18          Portfolio                  34
                                              Fixed account              38          Proper form                16
                                              Fixed LT account           38          Reinstatement              33
                                              Fixed options              38          Riders                     24
                                              General account            54          Separate account           54
                                              Guideline minimum death                Seven-pay limit            51
                                               benefit                   19          Tax code                   49
                                              Guideline premium limit    28          Unit value                 36
                                              Guideline premium test     19          Variable account           34
                                              Illustration               15          Variable investment op-
                                              In force                   12           tion                      34
                                              Income benefit             46
                                                                                                                 3

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

AN OVERVIEW OF PACIFIC SELECT EXEC II - NY


                                              This overview tells you some key things you should know about your policy. It's designed as a summary only--please read the entire prospectus and your policy for more detailed information.

                                              Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what's in this prospectus.

                                              --------------------------------------------------------------------------------

Pacific Select Exec II - NY basics            Pacific Select Exec II - NY is a flexible premium variable life insurance policy.
This policy may be appropriate if you want
to provide a death benefit for family         . Flexible premium means you can vary the amount and frequency of your premium
members or others or to help meet other         payments.
long-term financial objectives. It may not
be the right kind of policy if you plan to    . Variable means the policy's value depends on the performance of the investment
withdraw money for short-term needs.            options you choose.

Please discuss your insurance needs and       . Life insurance means the policy provides a death benefit to the beneficiary
financial objectives with your registered       you choose.
representative.
                                              In addition to providing a death benefit that is generally free of federal
You'll find more about the basics of          income tax, any growth in your policy's accumulated value is tax-deferred. You
Pacific Select Exec II - NY starting on       can choose from 18 variable investment options, each of which invests in a
page 12.                                      corresponding portfolio of the Pacific Select Fund, and two fixed options, both of which provide a guaranteed minimum rate of interest.

                                              When the person insured by this policy reaches age 100, the policy will mature.
                                              We'll pay you the policy's net cash surrender value on the maturity date if the person insured by the policy is still living.

                                              Pacific Select Exec II - NY is designed for long-term financial planning.
                                              Please take some time to read the information in this prospectus before you decide if this life insurance policy meets your insurance needs and financial objectives.

                                              Your right to cancel
                                              During the free look period, you have the right to cancel your policy and return it to us or your registered representative for a refund. We'll refund the amount of your premium payments. We'll hold the net premiums in the Money
                                              Market investment option until the free look transfer date.
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4
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                                              --------------------------------------------------------------------------------

The death benefit                             You can choose one of three death benefit options depending on what is more important to you: a larger death benefit or building the accumulated value of
Your policy provides a death benefit for      your policy.
your beneficiary after the person insured
by the policy has died, as long as your       The death benefit will always be the greater of the death benefit under the
policy is in force.                           option you choose or the guideline minimum death benefit.

You'll find more about the death benefit      This policy offers two ways to calculate the guideline minimum death benefit:
starting on page 18.                          the cash value accumulation test and the guideline premium test. These are called death benefit qualification tests. The test you choose will generally depend on the amount of premiums you want to pay. In general, you should choose the cash value accumulation test if you do not want to limit the amount of premiums you can pay into your policy.

                                              You cannot change your death benefit qualification test. But you can change your death benefit option and increase or decrease your policy's face amount
                                              (with certain restrictions) while your policy is in force. Any of these changes may affect your policy charges.

                                              Optional riders
                                              There are eight optional riders that provide extra benefits, some at additional cost.

                                              --------------------------------------------------------------------------------

How premiums work                             Deductions from your premiums
                                              We deduct a premium load from each premium payment you make. The premium load
Your policy gives you the flexibility to      is made up of a sales load, a state and local tax charge, and a federal tax
choose the amount and frequency of your       charge.
premium payments within certain limits.
Each premium payment must be at least $50.    Limits on the premium payments you can make
                                              Federal tax law puts limits on the premium payments you can make in relation to
You'll find more about how premiums work      your policy's death benefit. We may refuse all or part of a premium payment you
starting on page 26.                          make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

                                              --------------------------------------------------------------------------------

Your policy's accumulated value               Accumulated value is the value of your policy on any business day. It is not guaranteed - it depends on the performance of the investment options you've
Accumulated value is used as the basis for    chosen, the premium payments you've made, policy charges, and how much you've
determining policy benefits and charges. If   borrowed or withdrawn from the policy.
there is not enough accumulated value to
cover policy charges, your policy could       Monthly deductions
lapse.                                        We deduct a monthly charge from your policy's accumulated value on each monthly payment date. The charge is made up of cost of insurance, an administrative
You'll find more about accumulated value      charge, and a mortality and expense risk charge. If you add any riders, we'll
starting on page 29.                          add any charges for them to your monthly charge.

                                              Lapsing and reinstatement
                                              If there is not enough accumulated value to cover the monthly charge on the day we make the deduction, your policy may lapse - which means you'll no longer have any insurance coverage. If your policy is in danger of lapsing, we'll give you a grace period of 61 days to pay the required premium. If your policy lapses at the end of the grace period, you have five years from the day it lapses to apply for a reinstatement. You cannot reinstate your policy after its maturity date.

                                                                                                                             5
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
AN OVERVIEW OF PACIFIC SELECT EXEC II - NY

                                              --------------------------------------------------------------------------------

Your investment options                       You can choose from 18 variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund. Pacific Life is the investment
The investment options you choose will        adviser for the Pacific Select Fund. It oversees the management of all the
affect your policy's accumulated value,       fund's portfolios and manages two of the portfolios directly. It has retained
and may affect the death benefit.             other portfolio managers to manage the other portfolios. The value of each portfolio will fluctuate with the value of the investments it holds, and
Please review the investment options          returns are not guaranteed.
carefully and ask your registered
representative to help you choose the         You can also choose from two fixed options, the Fixed account and the Fixed LT
right ones for your goals and risk            account, both of which provide a guaranteed minimum annual interest rate of 3%
tolerance.                                    during the first 10 policy years, and 3.3% thereafter. We may offer a higher interest rate. If we do, we'll guarantee that rate for one year.
You'll find more about the investment
options starting on page 35.                  We allocate your premium payments and accumulated value to the investment options you choose. Your policy's accumulated value will fluctuate depending on the investment options you've chosen. You bear the investment risk of any variable investment options you choose.

                                              We'll hold your premium payments in the Money Market investment option until the free look transfer date. Please turn to Your right to cancel for details.

You'll find out more about our automatic      Transferring among investment options
transfer programs starting on page 39.        You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

                                              You can make as many transfers as you like between variable investment options.
                                              You can also make automatic transfers from one variable investment option to another using our dollar cost averaging or portfolio rebalancing programs.
                                              These programs are not available for the fixed options.

                                              You can only make one transfer from each fixed option in any 12-month period.
                                              For the Fixed account, each transfer may be no more than $5,000 or 25% of the accumulated value in the Fixed account, whichever is greater. For the Fixed LT account, each transfer may be no more than $5,000 or 10% of the accumulated value in the Fixed LT account, whichever is greater. You can only transfer to the fixed options in the policy month right before each policy anniversary.

                                              You can also make automatic transfers from the Fixed account to other investment options during the first policy year using our first year transfer program.

                                              --------------------------------------------------------------------------------

Withdrawals, surrenders and loans             You can take out all or part of your policy's accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can
Making a withdrawal, taking out a loan or     take out a loan from us using your policy as security. You can also use your
surrendering your policy can change your      policy's loan and withdrawal features to supplement your income, for example,
policy's tax status, generate taxable         during retirement.
income, or make your policy more
susceptible to lapsing. Be sure to plan       Making withdrawals
carefully before using these policy           You can withdraw part of your policy's net cash surrender value starting on
benefits.                                     your policy's first anniversary. This reduces your policy's accumulated value and could affect the face amount and death benefit.
You'll find more about withdrawals,
surrenders and loans starting on page 41.

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6
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

                                              Taking out a loan
                                              You can take out a loan from us using your policy's accumulated value as security. You pay interest at an annual rate of 3.55% on the amount you borrow.
                                              The accumulated value used to secure your loan is set aside in a loan account, where it earns interest at an annual rate of 3% during the first 10 policy years, and 3.3% thereafter.

                                              The amount in the loan account is not available to help pay for any policy charges. Taking out a loan affects the accumulated value of your policy because the amount set aside in the loan account misses out on the potential earnings available through the investment options.

                                              Surrendering your policy
                                              You can surrender or cash in your policy for its net cash surrender value while the person insured by the policy is still living. If you surrender your policy during the first 10 policy years, we'll apply a surrender charge. If you increase your policy's face amount and surrender your policy during the first
                                              10 years after the increase, we'll apply a surrender charge to the amount of the increase.

                                              --------------------------------------------------------------------------------

Variable life insurance and your taxes        Your beneficiary generally will not have to pay federal income tax on death benefit proceeds. You'll also generally not be taxed on any or all of your
There are tax issues to consider when you     policy's accumulated value unless you receive a cash distribution by making a
own a life insurance policy. These are        withdrawal or surrendering your policy.
described in detail starting on page 49.
                                              If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

                                              --------------------------------------------------------------------------------

About PL&A                                    PL&A is a life insurance company based in Arizona. We issue the policies.
                                              Pacific Securities, our affiliate, is the distributor of the policies.
When you buy a life insurance policy,
you're relying on the insurance company       How our accounts work
that issues it to be able to meet its         We put your premium payments in our general and separate accounts. We own the
financial obligations to you.                 assets in our accounts and make the allocations to the investment options you've chosen.
You'll find more about PL&A, and our
strength as a company, starting on page 53.   Amounts allocated to the fixed options are held in our general account. Our general account includes all of our assets, except for those held in our
We may use any profit derived from any        separate accounts. Our ability to meet our obligations under the policy is
charges under the policy for any lawful       backed by our strength as an insurance company.
purpose, including our sales and
distribution expenses.                        Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

                                                                                                                             7

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
AN OVERVIEW OF PACIFIC SELECT EXEC II - NY
                                          This section of the overview explains the fees and expenses associated with your Pacific Select Exec II - NY policy.

Understanding policy expenses             ----------------------------------------------------------------------------------
and cash flow
                                                     Your premium
The chart to the right illustrates how               You make a
cash normally flows through a Pacific                premium payment
Select Exec II - NY policy.                                                                                We deduct a
                                                                                                           premium load
The dark shaded boxes show the fees
and expenses you pay directly or                     Net premium
indirectly under your policy. These are              We allocate the
explained in the pages that follow.                  net premium to
                                                     the investment
We'll hold your net premium payments in              options you
the Money Market investment option                   choose
until the free look transfer date.
Please turn to Your right to cancel for   Fixed options        Variable             Pacific Select         The fund deducts
details.                                  We hold amounts      investment           Fund                   advisory fees and
                                          you allocate to      options              The variable           other fund
                                          these options in     We hold amounts      investment options     expenses from the
                                          our general          you allocate to      invest in the          portfolios
                                          account              these options        fund's portfolios
                                                               in our separate
                                                               account.
                                                                                                           We deduct:
                                                                                                           . cost of
                                                                                                             insurance
                                                                         We make monthly deductions        . administrative
                                                                                                             charge
                                                                                                           . mortality and
                                                                                                           . expense risk
                                                                                                             charge
                                                                                                           . rider charges

                                          Loan account         Accumulated
                                          Accumulated          value                                       We deduct a
                                          value set aside      The total value   If you make a withdrawal  withdrawal charge
                                          to secure            of your policy
                                          a policy loan

                                                                                                             We deduct a
                                                                                                             surrender charge
                                                                      If you surrender your policy         . during the first
                                                                                                             10 policy years
                                                                                                           . during the first
                                                                                                             10 years after
                                                                                                             you increase
                                                                                                             the face amount
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Deductions from your premiums                 We deduct a premium load from each premium payment you make. The load is made up of three charges:
The premium load is explained in more
detail on page 27.                            Sales load - 2.5% of each premium payment.

                                              State and local tax charge - 2.35% of each premium payment.

                                              Federal tax charge - 1.50% of each premium payment.

                                              --------------------------------------------------------------------------------

Deductions from your policy's                 We deduct a monthly charge from your policy's accumulated value in the
accumulated value                             investment options on each monthly payment date. This charge is made up of three charges:
The monthly charge is explained in more
detail starting on page 29.                   Cost of insurance - We deduct a cost of insurance charge based on the cost of insurance rate for your policy's initial face amount and for each increase you
An example                                    make to the face amount. We calculate this charge by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of
For a policy that insures a male non-         each policy month.
smoker who is age 45 when the policy is
issued, with:                                 Administrative charge - We deduct a charge of $7.50 a month.

 . a face amount of $350,000                   Mortality and expense risk charge - The mortality and expense risk charge
 . accumulated value of $30,000 in the         varies depending on your policy's face amount, the age of the person insured by
  variable options.                           the policy, and accumulated value. We deduct a charge based on your policy's initial face amount and on each increase to the face amount. The charge is made
The monthly charge for the M&E risk face      up of two separate charges:
amount charge is:
                                              . The M&E risk face amount charge, which we deduct every month during the
 . $44.45 (($350,000 / 1,000) X 0.127)           first 10 policy years at a rate that is based on the age of the person insured by the policy on the policy date and each $1,000 of the initial face amount of
The monthly charge for the M&E risk asset       your policy. If you increase your policy's face amount, the charge for the
charge is $17.09 in policy years 1 through      amount of the increase is based on the age of the person insured by the policy
10 (($25,000 X 0.0625%) plus                    on the day of the increase.
($5,000 X 0.0292%)).
                                              . The M&E risk asset charge, which we deduct every month of policy years 1
The monthly charge for the M&E risk asset       through 10 at an annual rate of:
charge is $9.58 in policy year 11 and
thereafter (($25,000 X 0.0375%) plus          . 0.75% (0.0625% monthly), of the first $25,000 of your policy's accumulated
($5,000 X 0.0042%)).                            value in the variable investment options, plus

Sample rates for the M&E risk face amount     . 0.35% (0.0292% monthly), of the accumulated value in the investment options
charge appear in Appendix A.                    that exceeds $25,000

                                               and which we deduct every month of policy years 11 and thereafter at an annual rate of:

                                              . 0.45% (0.0375% monthly), of the first $25,000 of your policy's accumulated value in the variable investment options, plus

                                              . 0.05% (0.0042% monthly) of the accumulated value in the variable investment options that exceeds $25,000.

                                              For the purposes of this charge, accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans.

                                              Riders - If you add any riders to your policy, we add any charges for them to your monthly charge.

                                                                                                                             9

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
AN OVERVIEW OF PACIFIC SELECT EXEC II - NY

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                                              --------------------------------------------------------------------------------

Withdrawal and surrender charges              You can withdraw part of your policy's net cash surrender value at any time starting on your policy's first anniversary. There is a $25 charge for each
Withdrawal and surrender charges are          withdrawal you make. We deduct this charge proportionately from all of your
explained in more detail on pages             investment options.
41 and 44.
                                              If you surrender or cash in your policy during the first 10 years of owning the
An example                                    policy, we'll deduct a surrender charge. If you increase your policy's face
For a policy:                                 amount and surrender your policy during the first 10 years after the increase,
 . that insures a male non-smoker who is       we'll apply a surrender charge to the amount of the increase.
  age 45 when the policy is issued
 . with an initial face amount of $350,000.    The surrender charge is assessed at a rate that is based on the age and risk class of the person insured by the policy on the policy date, and each $1,000
The surrender charge is:                      of the initial face amount of your policy. The amount of the surrender charge does not change during the first policy year. Starting on the first policy
 . $8,757.00 in the first policy year          anniversary, we reduce the charge by 0.9259% a month until it reaches zero at
  (($350,000 / $1,000) X 25.02)               the end of 10 policy years.

 . $2,919.16 at the end of the seventh         Your policy's surrender charge will never be greater than the maximum surrender
  policy year ($8,757.00 - ($8,757.00 X       charge. The maximum surrender charge is calculated at a rate that is based on
  .9259% X 72 months))                        the age and risk class of the person insured by the policy on the policy date, and each $1,000 of the initial face amount of your policy. It does not change
However, we will never deduct more than       during the first 10 policy years, and then is reduced to zero at the end of the
the maximum surrender charge, which is        10th policy year.
$4,426.10.
                                              If you increase your policy's face amount, each increase has a surrender charge
Sample rates for the surrender charge and     and maximum surrender charge based on the amount of the increase. If you
the maximum surrender charge appear           decrease the face amount, the decrease will not affect your policy's surrender
in Appendix A.                                charge or maximum surrender charge.
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                                                 -------------------------------------------------------------------------------
Fees and expenses paid by the                    The Pacific Select Fund pays advisory fees and other expenses. These are
Pacific Select Fund                              deducted from the assets of the fund's portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you
You'll find more about the Pacific Select        choose a variable investment option, these fees and expenses affect you
Fund starting on page 34, and in the fund's      indirectly because they reduce portfolio returns.
prospectus, which accompanies this prospectus.
                                                 Advisory fee
                                                 Pacific Life is the investment adviser to the fund. The fund pays an advisory fee to them for these services. The table below shows the advisory fee as an annual percentage of each portfolio's average daily net assets.

                                                 Other expenses
                                                 The table also shows expenses the fund paid in 1998 as an annual percentage of each portfolio's average daily net assets. To help limit fund expenses, Pacific
                                                 Life agreed to waive all or part of their investment advisory fees or otherwise reimburse each portfolio for expenses (not including advisory fees, additional costs associated with foreign investing and extraordinary expenses) that exceed
                                                 0.25% of its average daily net assets. Pacific Life does this voluntarily, but do not guarantee that they'll continue to do so after December 31, 2000. No reimbursement was necessary for 1998.

                                                 -----------------------------------------------------------------
                                                 Portfolio              Advisory fee Other expenses Total expenses
                                                 -----------------------------------------------------------------
                                                 Money Market/1/           0.37%         0.06%          0.43%
                                                 High Yield Bond/1/        0.60%         0.06%          0.66%
                                                 Managed Bond              0.60%         0.06%          0.66%
                                                 Government Securities     0.60%         0.06%          0.66%
                                                 Growth                    0.65%         0.05%          0.70%
                                                 Aggressive Equity         0.80%         0.09%          0.89%
                                                 Growth LT                 0.75%         0.05%          0.80%
                                                 Equity Income/1/          0.65%         0.05%          0.70%
                                                 Multi-Strategy/1/         0.65%         0.06%          0.71%
                                                 Large-Cap Value/2/        0.85%         0.06%          0.91%
                                                 Mid-Cap Value/2/          0.85%         0.06%          0.91%
                                                 Equity                    0.65%         0.06%          0.71%
                                                 Bond and Income           0.60%         0.10%          0.70%
                                                 Equity Index              0.16%         0.05%          0.21%
                                                 Small-Cap Index/2/        0.50%         0.06%          0.56%
                                                 REIT/2/                   1.10%         0.06%          1.16%
                                                 International             0.85%         0.15%          1.00%
                                                 Emerging Markets          1.10%         0.36%          1.46%
                                                 -----------------------------------------------------------------

                                                 /1/ Total net expenses for these portfolios in 1998, after deduction of an offset for custodian credits, was: 0.42% for Money Market Portfolio, 0.65% for
                                                 High Yield Bond Portfolio, 0.69% for Equity Income Portfolio, and 0.70% for
                                                 Multi-Strategy Portfolio.

                                                 /2/ Expenses are estimated. There were no actual advisory fees or other expenses for these portfolios in 1998 because the portfolios started on January
                                                 4, 1999.

                                                                                                                               11
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
PACIFIC SELECT EXEC II - NY BASICS

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                                           When you buy a Pacific Select Exec II - NY life insurance policy, you're entering into a contract with Pacific Life & Annuity Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments and                      When we approve your signed application, we'll issue your policy. If your
endorsements are a part of your            application does not meet our underwriting requirements, we can reject it or
policy and confirm changes you or          ask you for more information. Once we receive your first premium payment, the
we make to the policy.                     policy has been delivered to you and any delivery requirements have been met, we'll consider your policy to be in force. That's when our obligations under
Specification pages summarize              the policy begin.
information specific to your
policy at the time the policy is           Your policy will be in force until one of the following happens:
issued.                                    . the person insured by the policy dies
                                           . your policy matures
Riders provide extra benefits,             . the grace period expires and your policy lapses, or
some at additional cost. Some              . you surrender your policy.
riders may only be added when you
apply for your policy.                     If your policy is not in force when the person insured by the policy dies, we are not obligated to pay the death benefit proceeds to your beneficiary.

This policy may be appropriate if          Pacific Select Exec II - NY is a flexible premium variable life insurance
you want to provide a death                policy that insures the life of one person and pays death benefit proceeds
benefit for family members or              after that person has died.
others or to help meet other
long-term financial objectives.            Under a flexible premium life insurance policy, you have the flexibility to
It may not be the right kind of            choose the amount and frequency of your premium payments. You must, however,
policy if you plan to withdraw             pay enough premiums to cover the ongoing cost of policy benefits.
money for short-term needs.
                                           A premium load is deducted from each premium payment you make. The resulting
Please discuss your insurance              net premium is allocated to the investment options you choose, and becomes part
needs and financial objectives             of your policy's accumulated value.
with your registered
representative.                            Charges are deducted from the accumulated value each month to help cover the cost of the policy's death benefit and other expenses. If there is not enough
We'll hold your net premium                accumulated value to cover the monthly charge on the day we make the deduction,
payments in the Money Market               your policy may lapse after a grace period - which means you'll no longer have
investment option until the free           any insurance coverage.
look transfer date. Please turn
to Your right to cancel for                Investment earnings will increase your policy's accumulated value, while
details.                                   investment losses will decrease it. The premium payments you'll be required to make to keep your policy in force will be influenced by the investment results of the investment options you've chosen.
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Owners, person insured by the              Owners
policy, and beneficiaries                  The owner is the person named on the application who makes the decisions about the policy and its benefits while it's in force. You can own a policy by
Please consult your financial              yourself or with someone else. Two or more owners are called joint owners. You
advisor or a lawyer about                  need the signatures of all owners for all policy transactions.
designating ownership interests.
                                           If one of the joint owners dies, the surviving owners will hold all rights
If you would like to change the            under the policy. If the last joint owner dies, his or her estate will own the
owner of your policy, please               policy unless you've given us other instructions.
contact us or your registered
representative for a change of             A policy can also be owned by an institution, trust, corporation or group or
owner form. We can process the             sponsored arrangement. These owners often buy more than one policy, which may
change only if we receive your             qualify them for reduced charges or lower premium payments.
instructions in writing.
                                           We may reduce or waive the sales load or surrender charges on policies sold to our directors or employees, to any of our affiliates, or to trustees, employees or affiliates of the fund.

                                           You can change the owner of your policy by completing a change of owner form.
                                           Once we've received and recorded your request, the change will be effective as of the day you signed the change of owner form.

                                           Person insured by the policy
Risk classes are usually based on          This policy insures the life of one person who is age 85 or younger at the time
age, gender, health and whether            you apply for your policy, and who has given us satisfactory evidence of
or not the person to be insured            insurability. Your policy refers to this person as the insured. The policy pays
by the policy smokes. Most                 death benefit proceeds after this person has died.
insurance companies use similar
risk classification criteria.              The person to be insured by the policy is assigned an underwriting or insurance risk class which we use to calculate cost of insurance and other charges. We
When we refer to age throughout            normally use the medical or paramedical underwriting method to assign
this prospectus, we're using the           underwriting or insurance risk classes, which may require a medical
word as we've defined it here,             examination. We may, however, use other forms of underwriting if we think it's
unless we tell you otherwise.              appropriate.

The maturity date of the policy            When we use a person's age in policy calculations, we generally use his or her
is the policy anniversary on which         age as of the nearest policy date, and we add one year to this age on each
the insured is age 100.                    policy anniversary date. For example, when we talk about someone "reaching age
                                           100", we're referring to the policy anniversary date closest to that person's
                                           100th birthday, not to the day when he or she actually turns 100.

                                                                                                                     13

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
PACIFIC SELECT EXEC II - NY BASICS
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                                           Beneficiaries
                                           The beneficiary is the person, people, entity or entities you name to receive the death benefit proceeds. Here are some things you need to know about naming beneficiaries:

                                           . You can name one or more primary beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they're entitled to receive, unless you tell us otherwise.
If you would like to change the
beneficiary of your policy,                . You can also name a contingent beneficiary for each primary beneficiary you
please contact us or your                    name. The contingent beneficiary will receive the death benefit proceeds if the
registered representative for a              primary beneficiary dies.
change of beneficiary form. We
can process the change only if we          . You can choose to make your beneficiary permanent (sometimes called
receive your instructions in                 irrevocable). You cannot change a permanent beneficiary's rights under the
writing.                                     policy without his or her permission.

                                           . If none of your beneficiaries is still living when the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you're no longer living, the proceeds will go to your estate.

                                           . You can change your beneficiary at any time while the person insured by the policy is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

                                           --------------------------------------------------------------------------------

Policy date, monthly payment               Your policy date
date, policy anniversary date              This is usually the day we approve your policy application. It's also the beginning of your first policy year. Your policy's monthly, quarterly, semi-
                                           annual and annual anniversary dates are based on your policy date.

                                           The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We'll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

                                           Backdating your policy
                                           You can have your policy backdated up to six months, as long as we approve it.
                                           Backdating in some cases may lower your cost of insurance rates since these rates are based on the age of the person insured by the policy. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

                                           Your monthly payment date
                                           This is the day we deduct the monthly charges from your policy's accumulated value. The first monthly payment date is your policy date, and it's the same day each month thereafter. Monthly charges are explained in the section called
                                           Your policy's accumulated value.

                                           Your policy anniversary date
                                           This is the same day as your policy date every year after we issue your policy.
                                           A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.
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Statements and reports we'll send          We send the following statements and reports to policy owners:
you
                                           . a confirmation for many financial transactions, usually including premium
We can create customized                     payments and transfers, loans, loan repayments, withdrawals and surrenders.
hypothetical illustrations of                Monthly deductions and scheduled transactions made under the dollar cost
benefits under your policy based             averaging, portfolio rebalancing and first year transfer programs are reported
on different assumptions. You'll             on your quarterly policy statement.
find sample illustrations
starting on page 83.                       . a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of
We'll send you one policy                    the death benefit, the policy's face amount, and any outstanding loan amount.
illustration free of charge each             It will also include a summary of all transactions that have taken place since
policy year if you ask for one.              the last quarterly statement, as well as any other information required by law.
We reserve the right to charge
$25 for additional illustrations.          . supplemental schedules of benefits and planned periodic premiums. We'll send these to you if you change your policy's face amount or change any of the policy's other benefits.

                                           . financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund.

                                           --------------------------------------------------------------------------------

Your right to cancel                       During the free look period, you have the right to cancel your policy and return it to us or your registered representative for a refund.
Please call us or your registered
representative if you have                 The amount of your refund will be the amount of the premium payments you've
questions about your right to              made. We'll always deduct any outstanding loan amount from the amount we refund
cancel your policy.                        to you.

                                           You'll find a complete description of the free look period that applies to your policy on the policy's cover sheet, or on a notice that accompanied your policy. The free look period ends 10 days after you receive your policy. If you are replacing another life insurance policy, your free-look period ends 60 days after you receive your policy.

                                           If you cancel your policy during the free-look period, we're required to refund the premium payments you've made. We'll hold the net premiums in the Money
                                           Market investment option until the free look transfer date. On that day, we'll transfer the accumulated value in the Money Market investment option to the investment options you've chosen.

                                           The free look transfer date is the latest of the following:

                                           . 10 days after we issue your policy
                                           . when we consider your policy to be in force.

                                                                                                                                  15
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
PACIFIC SELECT EXEC II - NY BASICS

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                                           --------------------------------------------------------------------------------

Timing of payments, forms and              Effective date
requests                                   The effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the
A business day, called a                   mailing address that appears on the back cover of this prospectus.
valuation date in your policy, is
any day that the New York Stock            Planned periodic premium payments, loan requests, transfer requests, loan
Exchange and our life insurance            payments or withdrawal or surrender requests that we receive in proper form
client services offices are open.          before 4:00 p.m. Eastern time on a business day will normally be effective as
It usually ends at 4:00 p.m.               of the end of that day, unless the transaction is scheduled to occur on another
Eastern time.                              business day. If we receive your payment or request on or after 4:00 p.m.
                                           Eastern time on a business day, your payment or request will be effective as of
The New York Stock Exchange is             the end of the next business day. If a scheduled transaction falls on a day
usually closed on weekends and on          that is not a business day, we'll process it as of the end of the next business
the following days:                        day.
 . New Year's Day, Martin Luther
  King, Jr. Day, President's Day,          Other forms, notices and requests are normally effective as of the next
  Good Friday, Memorial Day, July          business day after we receive them in proper form, unless the transaction is
  Fourth, Labor Day, Thanksgiving          scheduled to occur on another business day. Change of owner and beneficiary
  Day and Christmas Day.                   forms are effective as of the day you sign the change form, once we receive them in proper form.
Our client services offices are
also usually closed on the                 Proper form
following days:                            We'll process your requests once we receive all letters, forms or other
 . the Monday before New Year's             necessary documents, completed to our satisfaction. Proper form may require,
  Day, July Fourth, or Christmas           among other things, a signature guarantee or some other proof of authenticity.
  Day, if any of these holidays            We do not generally require a signature guarantee, but we may ask for one if it
  falls on a Tuesday                       appears that your signature has changed, if the signature does not appear to be
 . the Tuesday before Christmas             yours, if we have not received a properly completed application or confirmation
  Day if that holiday falls on             of an application, or for other reasons to protect you and us.
  a Wednesday
 . the Friday after New Year's
  Day, July Fourth or Christmas
  Day, if any of these holidays
  falls on a Thursday
 . the Friday after Thanksgiving.

Call us or contact your
registered representative if you
have any questions about the
proper form required for a
request.
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                                           When we make payments and transfers
                                           We'll normally send the proceeds of transfers, withdrawals, loans, surrenders,
To request payment of death                exchanges and death benefit payments within seven days after the effective date
benefit proceeds, send us proof            of the request. We may delay payments and transfers, or the calculation of
of death and payment                       payments and transfers based on the value in the variable investment options
instructions.                              under unusual circumstances, for example, if:

                                           . the New York Stock Exchange closes on a day other than a regular holiday or weekend
                                           . trading on the New York Stock Exchange is restricted
                                           . an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account's assets.

                                           We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We'll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 30 days or more.

                                           We pay interest at an annual rate of at least 3% on death benefit proceeds, calculated from the day the person insured by the policy dies to the day we pay the proceeds.

                                           --------------------------------------------------------------------------------

Telephone transactions                     You can make loans or transfers by telephone any time after the free look period as long as we have your signed authorization form on file.

                                           Here are some things you need to know about telephone transactions:

                                           . You must complete a telephone authorization form.
                                           . If your policy is jointly owned, all joint owners must sign the telephone authorization. We'll take instructions from any owner.
                                           . We may use any reasonable method to confirm that your telephone instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone.

                                           We'll send you a written confirmation of each telephone transaction.

                                           Sometimes, you may not be able to make loans or transfers by telephone, for example, if our telephone lines are busy because of unusual market activity or a significant economic or market change, or our telephone lines are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

                                           When you send us your telephone authorization form, you agree that:

                                           . we can accept and act upon instructions you give us over the telephone
                                           . neither we, Pacific Life, any of our other affiliates, the Pacific Select
                                             Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone that we believe to be genuine, as long as we have followed our own procedures
                                           . you bear the risk of any loss that arises from your right to make loans or transfers over the telephone.

                                                                                                                                  17
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
THE DEATH BENEFIT

                                           We'll pay death benefit proceeds to your beneficiary after the person insured by the policy dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy's initial amount of            This policy offers three death benefit options, Options A, B and C. The option
insurance coverage is its initial          you choose will generally depend on which is more important to you: a larger
face amount. We determine the              death benefit or building the accumulated value of your policy.
face amount based on instructions
provided in your application.              This policy offers two ways to calculate the guideline minimum death benefit:
                                           the cash value accumulation test and the guideline premium test. These are
The minimum face amount when a             called death benefit qualification tests. The test you choose will generally
policy is issued is usually                depend on the amount of premiums you want to pay.
$50,000, but we may reduce this
in some circumstances.                     Here are some things you need to know about the death benefit:
                                           . You choose your death benefit option and death benefit qualification test
You'll find your policy's face               on your policy application.
amount, which includes any                 . If you do not choose a death benefit option, we'll assume you've chosen
increases or decreases, in the               Option A.
specification pages in your                . If you do not choose a death benefit qualification test, we'll assume
policy.                                      you've chosen the guideline premium test.
                                           . The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you've chosen.
                                           . The death benefit will never be lower than the face amount of your policy if you've chosen Option A or B. Of course, the death benefit proceeds will always be reduced by any outstanding loan amount.
                                           . We'll pay the death benefit proceeds to your beneficiary when we receive proof of the death of the person insured by the policy.

                                           --------------------------------------------------------------------------------

Choosing your death benefit option         You can choose one of the following three options for the death benefit on your application.

                                           Option A - the face amount of your policy.     Option B - the face amount of your policy
                                                                                          plus its accumulated value.

                                                   [GRAPHIC APPEARS HERE]                            [GRAPHIC APPEARS HERE]

                                                                                          The death benefit changes as your policy's
                                                                                          accumulated value changes. The better your
                                                                                          investment options perform, the larger the
                                                                                          death benefit will be.

                                           Option C - the face amount of your policy
                                           plus the total premiums you've paid minus
                                           any withdrawals or distributions made.

                                                      [GRAPHIC APPEARS HERE]

                                           The more premiums you pay and the less you
                                           withdraw, the larger the death benefit will be.
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Choosing a death benefit                      This policy offers two death benefit qualification tests, which we use to
qualification test                            calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.
The guideline minimum death benefit is the
minimum death benefit needed for your         In general, you should choose the cash value accumulation test if you do not
policy to qualify as life insurance under     want to limit the amount of premiums you can pay into your policy. If you want
Section 7702 of the Internal Revenue Code.    to pay a premium that increases the net amount at risk, however, you need to provide us with satisfactory evidence of insurability before we can increase
Net amount at risk is the difference between  the death benefit.
the death benefit that would be payable if
the person insured by the policy died and     The guideline minimum death benefit will generally be smaller under the
the accumulated value of your policy.         guideline premium test than under the cash value accumulation test.

There are other limits on premiums you can    Cash value accumulation test
pay into your policy, which are described     If you choose the cash value accumulation test, your policy's guideline minimum
in How premiums work.                         death benefit will be the greater of:

                                              . the minimum death benefit amount that's needed for the policy to qualify as life insurance under the tax code or
The cash value accumulation test is           . 101% of the policy's accumulated value.
defined in Section 7702(b) of the tax code.
                                              This test determines what the death benefit should be in relation to your policy's accumulated value. In general, as your policy's accumulated value increases, the death benefit must also increase to ensure that your policy qualifies as life insurance under the tax code.
An example
For a policy that insures a male, age 45      Under the test, a policy's death benefit must be large enough to ensure that
when the policy was issued, with a standard   its cash surrender value, as defined in Section 7702 of the tax code (and which
nonsmoking risk class, in Policy Year 6 the   is based on accumulated value, among other things), is never larger than the
guideline minimum death benefit under the     net single premium that's needed to fund future benefits under the policy. The
cash value accumulation test is calculated    net single premium under your policy varies according to the age, sex, and risk
by multiplying each $1,000 of accumulated     class of the person insured by your policy. It's calculated using an interest
value by a "net single premium factor"        rate of at least 4% and the guaranteed mortality charges as of the time the
of 2.4728.                                    policy is issued. We'll use a higher interest rate if we've guaranteed it under your policy.

                                              The death benefit determined by your policy's net single premium will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

                                              Guideline premium test
The guideline premium test is defined in      If you choose the guideline premium test, we calculate the guideline minimum
Section 7702(a)(2) of the tax code.           death benefit by multiplying your policy's accumulated value by a death benefit percentage.

Death benefit percentages are defined in      You'll find a table of death benefit percentages in Appendix D and in your
Section 7702(d) of the tax code.              policy. The death benefit percentage is based on the guideline premium limit and the age of the person insured by the policy. It is 250% when the person is age 40 or younger, and reduces as the person gets older.

                                              Under this test, the total premiums you pay cannot exceed your policy's guideline premium limit. You'll find a more detailed discussion of the guideline premium limit in How premiums work.

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THE DEATH BENEFIT

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Comparing the death benefit options           The tables below compare the death benefits provided by the policy's three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

                                              The example below is based on the following:

                                              . the person insured by the policy is age 45 at the time the policy was issued and dies at the beginning of the sixth policy year
                                              . face amount is $100,000
                                              . accumulated value at the date of death is $25,000
                                              . total premium paid into the policy is $30,000
                                              . the guideline minimum death benefit under the guideline premium test is
                                                $46,250 (assuming a guideline premium test factor of 185% x accumulated value)
                                              . the guideline minimum death benefit under the cash value accumulation test is
                                                $61,820.00 (assuming a net single premium factor of $2.4728 for each $1,000 of accumulated value)

                                              -------------------------------------------------------------------------------------

                                                                                    If you select the guideline
                                                                                    premium test, the death
                                                                                    benefit is the larger of
                                                                                    these two amounts
                                                                                    ---------------------------
                                              Death                                 Death benefit Guideline     Net amount at
                                              benefit   How it's                    under         minimum       risk used for cost
                                              option    calculated                  the option    death benefit of insurance charge
                                              -------------------------------------------------------------------------------------
                                              Option A  Face amount                   $100,000       $46,250         $74,754.01
                                              Option B  Face amount plus
                                                        accumulated value             $125,000       $46,250         $99,692.51
                                              Option C  Face amount plus
                                                        premiums less distributions   $130,000       $46,250        $104,680.21
                                              -------------------------------------------------------------------------------------

                                              -------------------------------------------------------------------------------------
                                                                                    If you select the cash
                                                                                    value accumulation test, the
                                                                                    death benefit is the larger
                                                                                    of these two amounts
                                                                                    ---------------------------
                                              Death                                 Death benefit Guideline     Net amount at
                                              benefit   How it's                    under         minimum       risk used for cost
                                              option    calculated                  the option    death benefit of insurance charge
                                              -------------------------------------------------------------------------------------
                                              Option A  Face amount                   $100,000     $61,820.00        $74,754.01
                                              Option B  Face amount plus
                                                        accumulated value             $125,000     $61,820.00        $99,692.51
                                              Option C  Face amount plus
                                                        premiums less distributions   $130,000     $61,820.00       $104,680.21
                                              -------------------------------------------------------------------------------------
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If the death benefit equals the guideline     Here's the same example, but with an accumulated value of $75,000. Because
minimum death benefit, any increase in        accumulated value has increased, the guideline minimum death benefit is now:
accumulated value will cause an automatic
increase in the death benefit.                . $138,750 for the guideline premium test
                                              . $185,460 for the cash value accumulation test.

                                              -------------------------------------------------------------------------------------
                                                                                    If you select the guideline
                                                                                    premium test, the death
                                                                                    benefit is the larger of
                                                                                    these two amounts
                                                                                    ---------------------------
                                              Death                                 Death benefit Guideline     Net amount at
                                              benefit   How it's                    under         minimum       risk used for cost
                                              option    calculated                  the option    death benefit of insurance charge
                                              -------------------------------------------------------------------------------------
                                              Option A  Face amount                   $100,000      $138,750        $63,408.68
                                              Option B  Face amount plus
                                                        accumulated value             $175,000      $138,750        $99,569.51
                                              Option C  Face amount plus
                                                        premiums less distributions   $130,000      $138,750        $63,408.68
                                              -------------------------------------------------------------------------------------

                                              -------------------------------------------------------------------------------------
                                                                                    If you select the cash
                                                                                    value accumulation test,
                                                                                    the death benefit is the
                                                                                    larger of these two amounts
                                                                                    ---------------------------
                                              Death                                 Death benefit Guideline     Net amount at
                                              benefit   How it's                    under         minimum       risk used for cost
                                              option    calculated                  the option    death benefit of insurance charge
                                              -------------------------------------------------------------------------------------
                                              Option A  Face amount                   $100,000      $185,460        $110,003.78
                                              Option B  Face amount plus
                                                        accumulated value             $175,000      $185,460        $110,003.78
                                              Option C  Face amount plus
                                                        premiums less distributions   $130,000      $185,460        $110,003.78
                                              -------------------------------------------------------------------------------------

                                              These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy's accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

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THE DEATH BENEFIT

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When we pay the death benefit                 We calculate the amount of the death benefit proceeds as of the end of the day the person insured by the policy dies. If that person dies on a day that is not
Your beneficiary can choose to receive the    a business day, we calculate the proceeds as of the next business day.
death benefit proceeds in a lump sum or use
it to buy an income benefit. Please see the   Your policy's beneficiary must send us proof that the person insured by the
discussion about income benefits in General   policy died while the policy was in force, along with payment instructions.
information about your policy.
                                              Death benefit proceeds equal the total of the death benefits provided by your
It is important that we have a current        policy and any riders you've added, minus any outstanding loan amount, minus
address for your beneficiary so that we can   any overdue charges.
pay death benefit proceeds promptly. If we
cannot pay the proceeds to your beneficiary   We'll pay interest at an annual rate of at least 3% on the death benefit within five years of the death of the person  proceeds, calculated from the day the person insured by the policy dies to the
insured by the policy, we'll be required to   day we pay the proceeds.
pay them to the state.
                                              --------------------------------------------------------------------------------

Changing your death benefit option            You can change your death benefit option while your policy is in force. Here's how it works:
We will not change your death benefit option
if it means your policy will be treated as a  . You can change the death benefit option once in any policy year.
modified endowment contract, unless you've
told us in writing that this would be         . You must send us your request in writing.
acceptable to you. Modified endowment
contracts are discussed in Variable life      . You can change to Option A or Option B.
insurance and your taxes.
                                              . You cannot change from any death benefit option to Option C.
Net amount at risk is the difference between
the death benefit that would be payable if    . The change will become effective on the first monthly payment date after we
the person insured by the policy died and       receive your request. If we receive your request on a monthly payment date,
the accumulated value of your policy.           we'll process it that day.

                                              . The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000. We may waive this minimum amount under certain circumstances.

                                              . Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

                                              . The new death benefit option will be used in all future calculations.
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Changing the face amount                      You can increase or decrease your policy's face amount as long as we approve it.
                                              Here's how it works:
If you change the face amount, we'll send
you a supplemental schedule of benefits       . You can change the face amount as long as the person insured by the policy is
and premiums.                                   still living.

If your policy's death benefit is equal to    . You can only change the face amount once in any policy year.
the guideline minimum death benefit, and
the net amount at risk is more than three     . You must send us your request in writing while your policy is in force.
times the death benefit on the policy date,
we may reduce the death benefit by            . The change will become effective on the first monthly payment date after we
requiring you to make a withdrawal from         receive your request. If we receive your request on a monthly payment date,
your policy.                                    we'll process it that day.

If we require you to make a withdrawal, we    . The person insured by the policy will also need to agree to the change in
will not charge you our usual $25               face amount, if that person is someone other than you.
withdrawal fee, but the withdrawal may be
taxable. Please turn to Withdrawals,          . Increasing the face amount may increase the death benefit, and decreasing the
surrenders and loans for information about      face amount may decrease the death benefit. The amount the death benefit
making withdrawals.                             changes will depend, among other things, on the death benefit option you've chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

                                              . Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

                                              . We can refuse your request to make the face amount less than $50,000. We can waive this minimum amount in certain situations, such as group or sponsored arrangements.

                                              Increasing the face amount
                                              Here are some additional things you should know about increasing the face amount:

                                              . You may request an increase in your policy's face amount starting on the first policy anniversary.

                                              . You must give us satisfactory evidence of insurability.

                                              . Each increase you make to the face amount must be $25,000 or more.

                                              . We may charge you a fee of up to $100 for each increase to cover the costs of processing the request. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

                                              . Increasing the face amount will increase the mortality and expense risk charge.

                                              . For any increase in face amount which arises from conversion of a term rider, we will waive the surrender charge and the mortality and expense risk charge that would otherwise apply for the increase.

                                              . We will allow an increase in face amount only if the resulting death benefit increase at least equals our minimum limit on the request date.

                                              . We will not allow an increase if there has been a prior decrease in face amount, including any decrease caused by a withdrawal.


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THE DEATH BENEFIT

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Decreasing the face amount may affect your    Decreasing the face amount
policy's tax status. To ensure your policy    Here are some additional things you should know about decreasing the face
continues to qualify as life insurance, we    amount:
might be required to return part of your
premium payments to you if you've chosen the  You may not decrease your policy's face amount prior to the fifth anniversary of:
guideline premium test, or make distributions . Your policy date
from the accumulated value, which may         . The effective date of any increase
be taxable.                                   . We'll apply any decrease in the face amount in the following order:
                                               . to the most recent increases you made to the face amount in the order you
For more information, please see Variable        made them
life insurance and your taxes.                 . to the original face amount.
                                              . We do not charge you for a decrease in face amount.
                                              . We can refuse your request to decrease the face amount if making the change means:
                                                . your policy will end because it no longer qualifies as life insurance
                                                . the distributions we'll be required to make from your policy's accumulated value will be greater than your policy's net cash surrender value
                                                . your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.


                                              --------------------------------------------------------------------------------

Optional riders                               There are eight optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be
Ask your registered representative for more   added when you apply for your policy.
information about the riders available with
the policy.                                   . Accidental death rider
                                                Provides additional insurance coverage in the event of the accidental death of
There may be tax consequences if you            the person insured by the policy.
exercise your rights under the Accelerated
living benefits rider. Please see Variable    . Children's term rider
life insurance and your taxes for more          Provides term insurance for the children of the person insured by the policy.
information.
                                              . Annual renewable term rider
Samples of the provisions for the extra         Provides annual renewal term insurance on the person insured by the policy
optional benefits are available from us         until age 80.
upon written request.
                                              . Annual renewable and convertible term rider
                                                Provides annual renewal term insurance on members of the immediate family of the person insured by the policy.

                                              . Guaranteed insurability rider
                                                Gives the right to buy additional insurance on the life of the person insured by the policy on certain specified dates without proof of insurability.

                                              . Waiver of charges rider
                                                Waives certain charges if the person insured by the policy becomes totally disabled before age 60.

                                              . Accelerated living benefits rider
                                                Gives the policy owner access to a portion of the policy's death benefit if the person insured by the policy has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or longer than six months in some states).

                                              . Disability benefit rider
                                                Provides a monthly addition to the policy's accumulated value when the person insured by the policy has a qualifying disability, until he or she reaches age
                                                65.

                                              We guarantee the amounts of the extra benefits when we issue your rider. We'll add any rider charges to the monthly charge we deduct from your policy's accumulated value.
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                                              Things to keep in mind
                                              Combining a policy and a rider may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone.

                                              Under certain circumstances, combining a policy with an Annual renewable term rider may result in a face amount equal to the face amount of a single policy until age 80.
                                              Combining a policy and an Annual renewable term rider will result in current charges that are lower than for a single policy with the same face amount.

                                              However, your policy has guaranteed maximum charges. Adding an Annual renewable term rider will result in guaranteed maximum charges that are higher than for a single policy with the same face amount.

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HOW PREMIUMS WORK

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                                              Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.
The amount, frequency, and period of time
over which you make premium payments may      We deduct a premium load from each premium payment, and then allocate your net
affect whether your policy will be            premium to the investment options you've chosen. Depending on the performance classified as a modified endowment contract,  of your investment options, and on how many withdrawals, loans or other policy or no longer qualifies as life insurance for  features you've taken advantage of, you may need to make additional premium
tax purposes. See Variable life insurance     payments to keep your policy in force.
and your taxes for more information.
                                              If we do not receive your first premium payment within 20 days after we issue your policy, we can cancel the policy and refund any partial premium payment you've made. We may waive the 20 day requirement in some cases.

                                              --------------------------------------------------------------------------------

Planned periodic premium payments             You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned periodic premium. Here's how it works:

Even if you pay all your premiums when        . On your application, you choose a fixed amount of at least $50 for each
they're scheduled, your policy could lapse      premium payment.
if the accumulated value, less any
outstanding loan amount, is not enough to     . You indicate whether you want to make premium payments annually, semi-
pay your monthly charges. Turn to Your          annually, or quarterly. You can also choose monthly payments using our
policy's accumulated value for more             monthly Uni-check plan, which is described below.
information.
                                              . We send you a notice to remind you of your scheduled premium payment (except for monthly Uni-check payments, which are paid automatically). If you own more than one policy, we'll send one notice -- called a listbill -- that reminds you of your payments for all of your policies. You can choose to receive the listbill every month. While you do not have to make the premium payments you've scheduled, not making a premium payment may have an impact on any financial objectives you may have set for your policy's accumulated value and death benefit, and could cause your policy to lapse.

                                              . We'll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise. When a payment, or any portion of it, exceeds your outstanding loan amount, we'll treat it as a premium payment. Some states may require us to consider your payments as premium payments if you have not given us instructions to do otherwise.
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                                              Monthly Uni-check plan
                                              Once you've made your first premium payment, you can make monthly premium payments using our Uni-check plan. Here's how it works:

                                              . you authorize us to withdraw a specified amount from your checking account each month

                                              . you can choose any day between the 4th and 28th of the month

                                              . if you do not specify a day for us to make the withdrawal, we'll withdraw the premium payment on your policy's monthly anniversary. If your policy's monthly anniversary falls on the 1st, 2nd or 3rd of the month, we'll withdraw the payment on the 4th of each month.

                                              --------------------------------------------------------------------------------

Deductions from your premiums                 We deduct a premium load from each premium payment you make. The load is made up of three charges:
Your net premium is your premium payment
less the premium load.                        Sales load
                                              We deduct a 2.5% sales load from each premium payment you make.

                                              This charge helps pay for the cost of distributing our policies and is guaranteed not to increase. If our sales and distribution expenses are more than the sales load, we can recover these expenses from other charges, such as the mortality and expense risk charge and the surrender charge, and from any mortality gains.

                                              State and local tax charge
                                              We deduct 2.35% from each premium payment to pay state and local premium and other taxes. The actual taxes we pay vary from state to state, and in some instances, among municipalities. We do not expect to profit from this charge, and do not expect to change the rate unless the rate we pay changes.

                                              Federal tax charge
                                              We deduct 1.50% from each premium payment to pay federal taxes. We reserve the right to change this rate to respond to changes in law.

                                              --------------------------------------------------------------------------------

Allocating your premiums                      We generally allocate your net premiums to the investment options you've chosen on your application on the day we receive them.
There are special restrictions when
allocating premiums to the Fixed LT           We allocate your first premium on the free look transfer date. We'll hold your
account.                                      net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you've chosen.
Please turn to Your investment options for
more information about the investment
options.
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HOW PREMIUMS WORK

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Limits on the premium payments               Federal tax law puts limits on the amount of premium payments you can make in
you can make                                 relation to your policy's death benefit. These limits apply in the following situations:

Before you buy a policy, you can           . If you've chosen the guideline premium test as your death benefit
ask us or your registered                    qualification test and accepting the premium means your policy will no longer
representative for a personalized            qualify as life insurance for federal income tax purposes.
illustration that will show you
the guideline single premium and             The total amount you can pay in premiums and still have your policy qualify as
guideline level annual premiums.             life insurance is your policy's guideline premium limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the guideline premium limit, which is the greater of:

                                             . the guideline single premium or
                                             . the sum of the guideline level annual premiums.

                                             Your policy's guideline single premium and guideline level annual premiums appear on your policy's specification pages.

                                             We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy's guideline premium limit. If we find that you've exceeded your guideline premium limit, we may remove all or part of a premium you've paid from your policy as of the day we applied it, and return it to you.
                                             We'll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

You'll find a detailed discussion          . If applying the premium in that policy year means your policy will become a
of modified endowment contracts              modified endowment contract.
in Variable life insurance and
your taxes.                                  A life insurance policy will become a modified endowment contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in Section 7702A of the
                                             Internal Revenue Code.

                                             Unless you've told us in writing that you want your policy to become a modified endowment contract, we'll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We'll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we'll hold it and apply it to your policy on the anniversary date.

                                             In both of these situations, if we remove an excess premium from your policy, we'll return the premium amount to you no later than 60 days after the end of that policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium payment we're returning to you.

                                             If we do not return the premium amount to you within that time, we'll increase your policy's death benefit retroactively, to the day we applied the premium, and prospectively so that it's always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we'll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Net amount at risk is the                  . If applying the premium payment to your policy will increase the net amount
difference between the death                 at risk. This will happen if your policy's death benefit is equal to the
benefit that would be payable if             guideline minimum death benefit or would be equal to it once we applied your
the person insured by the policy             premium payment.
died and the accumulated value of
your policy.                                 We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the person insured by the policy.
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YOUR POLICY'S ACCUMULATED VALUE

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Accumulated value is used as the           Accumulated value is the value of your policy on any business day.
basis for determining policy
benefits and charges.                      We use it to calculate how much money is available to you for loans and withdrawals, and how much you'll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that's calculated using accumulated value.

                                           The accumulated value of your policy is not guaranteed - it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges and how much you've borrowed or withdrawn from the policy.

                                           --------------------------------------------------------------------------------

Calculating your policy's                  Your policy's accumulated value is the total amount allocated to the variable
accumulated value                          investment options and the fixed options, plus the amount in the loan account.

Please see Taking out a loan for           We determine the value allocated to the variable investment options on any
information about loans and the            business day by multiplying the number of accumulation units for each variable
loan account.                              investment option credited to your policy on that day, by the variable investment option's unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.

                                           --------------------------------------------------------------------------------

Monthly deductions                         We deduct a monthly charge from your policy's accumulated value in the investment options each monthly payment date.
If there is not enough
accumulated value to pay the               Unless you tell us otherwise, we deduct the monthly charge from the investment
monthly charge, your policy could          options that make up your policy's accumulated value, in proportion to the
lapse. The performance of the              accumulated value you have in each option. This charge is made up of three
investment options you choose,             charges:
not making planned premium
payments, or taking out a loan             Cost of insurance
all affect the accumulated value           This charge covers the cost of providing you with life insurance protection. We
of your policy.                            deduct a cost of insurance charge based on the cost of insurance rate for your policy's initial face amount and for each increase you make to the face amount.
You'll find a discussion about
when your policy might lapse, and          There are maximum or guaranteed cost of insurance rates associated with your
what you can do to reinstate it,           policy. These rates are shown in your policy's specification pages.
later in this section.

Unisex rates are used when a               The guaranteed rates include the insurance risks associated with insuring one
policy is owned by an employer in          person. They are calculated using 1980 Commissioners Standard Ordinary
connection with employment-                Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which
related or benefit programs.               are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the person insured by the policy unless unisex rates are required.

                                           Our current cost of insurance rates are based on the age, risk class, smoking status and gender (unless unisex rates are required) of the person insured by the policy. These rates generally increase as the person's age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

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YOUR POLICY'S ACCUMULATED VALUE

                                           Guaranteed period
                                           We'll guarantee our current cost of insurance rates for five years.

                                           If you increase the face amount, the cost of insurance rates associated with the increase will have a five-year guaranteed period. This will be effective on the day of the increase.

                                           --------------------------------------------------------------------------------
If you add an annual renewable             How we calculate cost of insurance
term rider to your policy, we              We calculate cost of insurance by multiplying the current cost of insurance
will include the face amount of            rate by a discounted net amount at risk at the beginning of each policy month.
the rider in this calculation of
cost of insurance.                         Net amount at risk for the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the person insured by the policy died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due.

                                           First, we calculate the total net amount at risk for your policy in two steps:

                                           . Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002466.

                                           . Step 2: we subtract your policy's accumulated value at the beginning of the policy month from the amount we calculated in step 1.

                                           Next, we allocate the net amount at risk in proportion to the face amount and each increase that's in force as of your monthly payment date.

                                           We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage. The sum of these amounts is your cost of insurance charge.
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
                                           Administrative charge
                                           We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase.

                                           Mortality and expense risk charge
                                           Mortality risk is the chance that the people insured by policies we've issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

                                           Expense risk is the chance that our actual administrative and operating expenses are more than the fees and expenses deducted under the policies and the separate account.

                                           The mortality and expense risk charge helps compensate us for these risks. It has two components, which are described in the following box. We guarantee this charge will not increase.
                                           --------------------------------------------------------------------------------

An example                                 How we calculate the mortality and expense risk charge
For a policy that insures a male
non-smoker who is age 45 when the          The mortality and expense risk charge has two separate charges:
policy is issued, with:
 . a face amount of $350,000                . M&E risk face amount charge We deduct a face amount charge every month during the first 10 policy years, at a rate that is based on the age of the person
 . accumulated value of $30,000 in            insured by the policy on the policy date and on a face amount component
  the variable options after                 factor per $1,000 of the initial face amount of your policy. The rates for
  deducting any outstanding loan             the face amount component are shown in Appendix A.
  amount.
                                             If you increase the face amount, each increase will have a corresponding face
The monthly charge for the M&E               amount charge related to the amount of the increase. We'll specify these
risk face amount charge is:                  charges in a supplemental schedule of benefits at the time of the increase.
 . $44.45 (($350,000 / 1,000) X 0.127).       We'll apply each charge for 10 years from the day of the increase. If you decrease the face amount, the charge will remain the same.
The monthly charge for the M&E
risk asset charge is $17.09 in             . M&E risk asset charge We deduct a risk asset charge every month.
policy years 1 through 10
(($25,000 X 0.0625%) plus                  During policy years 1 through 10, we charge an annual rate 0.75% (0.000625
($5,000 X 0.0292%)).                       monthly), of the first $25,000 of your policy's accumulated value in the variable investment options, plus an annual rate of 0.35% (0.000292 monthly),
The monthly charge for the M&E             of the accumulated value in the variable investment options that exceeds
risk asset charge is $9.58 in              $25,000.
policy year 11 and thereafter
(($25,000 x 0.0375%) plus                  During policy years 11 and thereafter, we charge an annual rate of 0.45%
($5,000 x 0.0042%)).                       (0.0375% monthly) on the first $25,000 of your policy's accumulated value in the variable investment options plus an annual rate of 0.05% (0.0042% monthly)
Sample rates for the M&E risk              of the accumulated value in the variable investment options that exceeds
face amount charge appear in               $25,000.
Appendix A.
                                           For the purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans.

                                           Charges for optional riders
                                           If you add any riders to your policy, we add any charges for them to your monthly charge.

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YOUR POLICY'S ACCUMULATED VALUE

                                              --------------------------------------------------------------------------------

Lapsing and reinstatement                     Your policy will lapse if there is not enough accumulated value, after subtracting any outstanding loan amount, to cover the monthly charge on the day we make the deduction. Your policy's accumulated value is affected by the following:

                                              . loans or withdrawals you make from your policy

                                              . not making planned premium payments

                                              . the performance of your investment options

                                              . charges under the policy.

                                              There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

                                              If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that's available and send you, and anyone you've assigned your policy to, a notice telling you the minimum amount you have to pay to keep your policy in force. This minimum amount is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge.

                                              We'll give you a grace period of 61 days from when we send the notice to pay the required premium. Your policy will remain in force during the grace period.

                                              If you do not make the minimum payment

                                              If we do not receive your payment within the grace period, your policy will lapse with no value. This means we'll end your life insurance coverage.

Remember to tell us if your payment is a      If you make the minimum payment
premium payment. Otherwise, we'll
treat it as a loan repayment.                 If we receive your payment within the grace period, we'll allocate your net premium to the investment options you've chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

                                              If your policy is in danger of lapsing and you have an outstanding loan amount, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy's face amount under tax laws.
                                              In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you'll have to repay a portion of your outstanding loan amount.

                                              How to avoid future lapsing

                                              To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

                                              Paying death benefit proceeds during the grace period

                                              If the person insured by the policy dies during the grace period, we'll pay death benefit proceeds to your beneficiary. We'll reduce the payment by any unpaid monthly charges and any outstanding loan amount.
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
                                              Reinstating a lapsed policy

                                              If your policy lapses, you have five years from the end of the grace period but before the maturity date to apply for a reinstatement. We'll reinstate it if you send us the following:

                                              . a written application

                                              . evidence satisfactory to us that the person insured by the policy is still insurable

                                              . a premium payment sufficient to keep your policy in force for three months after the day your policy is reinstated

                                              . payment of all unpaid monthly charges that were due in the grace period.

                                              We'll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. Once we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed.
                                              We'll allocate it according to your most recent premium allocation instructions.

                                              Reinstating a lapsed policy with an outstanding loan amount

                                              If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

                                              . If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we'll also reinstate the loan amount that was outstanding the day your policy lapsed.

                                              . If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we'll deduct the outstanding loan amount from your policy's accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated.

                                                                                                                            33

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YOUR INVESTMENT OPTIONS

                                              This section tells you about the investment options available under your policy and how they work.

You can change your premium allocation        We put your premium payments in our general and separate accounts. We own the
instructions by writing, sending a fax, or,   assets in our accounts and allocate your premiums, less any charges, to the
if we have your completed telephone           investment options you've chosen. Amounts allocated to the fixed options are
authorization form on file, by calling us     held in our general account. Amounts allocated to the variable investment
at 1-800-800-7681. Or you can ask your        options are held in our separate account.
registered representative to contact us.
                                              You choose your initial investment options on your application. If you choose
You'll find information about when we         more than one investment option, you must tell us the dollar amount or
allocate premium payments to your             percentage you want to allocate to each option. You can change your premium
investment options in How premiums work.      allocation instructions at any time.

                                              The investment options you choose, and how they perform, will affect your policy's accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

                                              --------------------------------------------------------------------------------

Variable investment options                   You can choose from 18 variable investment options. Each variable investment option is set up as a variable account under our separate account and invests
Variable investment options are also known    in a corresponding portfolio of the Pacific Select Fund. Each portfolio invests
as variable accounts. These variable          in different securities and has its own investment goals, strategies and risks.
accounts are divisions of our separate        The value of each portfolio will fluctuate with the value of the investments it
account. We bear the direct operating         holds, and returns are not guaranteed. Your policy's accumulated value will
expenses of our separate account. For more    fluctuate depending on the investment options you've chosen. You bear the
information about how these accounts work,    investment risk of any variable investment options you choose.
see About PL&A.
                                              The following chart is a summary of the Pacific Select Fund portfolios. You'll
Pacific Life is the investment adviser for    find detailed descriptions of the portfolios in the Pacific Select Fund
the Pacific Select Fund. They oversee the     prospectus that accompanies this prospectus. There's no guarantee that a
management of all the fund's portfolios,      portfolio will achieve its investment objective. You should read the fund
and manage two of the portfolios directly.    prospectus carefully before investing.
They've retained other portfolio managers
to manage the other portfolios.

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
PORTFOLIO              THE PORTFOLIO'S              THE PORTFOLIO'S                 PORTFOLIO
                       INVESTMENT GOAL              MAIN INVESTMENTS                MANAGER
Money Market           Current income consistent    Highest quality money market    Pacific Life
                       with preservation of         instruments believed to have
                       capital.                     limited credit risk.
High Yield Bond        High level of current        Fixed income securities with    Pacific Life
                       income.                      lower and medium-quality credit
                                                    ratings and intermediate to
                                                    long terms to maturity.
Managed Bond           Maximize total return        Medium and high-quality fixed   Pacific Investment
                       consistent with prudent      income securities with varying  Management Company
                       investment management.       terms to maturity.
Government Securities  Maximize total return        Fixed income securities that    Pacific Investment
                       consistent with prudent      are issued or guaranteed by the Management Company
                       investment management.       U.S. government, its agencies
                                                    or government-sponsored
                                                    enterprises.
Growth                 Growth of capital.           Equity securities of smaller    Capital Guardian
                                                    and medium-sized companies.     Trust Company
Aggressive Equity      Capital appreciation.        Equity securities of small      Alliance Capital
                                                    emerging-growth companies and   Management L.P.
                                                    medium-sized companies.
Growth LT              Long-term growth of capital  Equity securities of a large    Janus Capital
                       consistent with the          number of companies of any      Corporation
                       preservation of capital.     size.
Equity Income          Long-term growth of capital  Equity securities of large and  J.P. Morgan
                       and income.                  medium-sized dividend-paying    Investment Management
                                                    U.S. companies.                 Inc.
Multi-Strategy         High total return.           A mix of equity and fixed       J.P. Morgan
                                                    income securities.              Investment Management
                                                                                    Inc.
Large-Cap Value        Long-term growth of          Equity securities of large U.S. Salomon Brothers
                       capital. Current income is   companies.                      Asset Management Inc
                       of secondary importance.
Mid-Cap Value          Capital appreciation.        Equity securities of medium-    Lazard Asset
                                                    sized U.S. companies believed   Management
                                                    to be undervalued.
Equity                 Capital appreciation.        Equity securities of large U.S. Goldman Sachs Asset
                       Current income is of         growth-oriented companies.      Management
                       secondary importance.
Bond and Income        Total return and income      A wide range of fixed income    Goldman Sachs Asset
                       consistent with prudent      securities with varying terms   Management
                       investment management.       to maturity, with an emphasis
                                                    on long-term bonds.
Equity Index           Investment results that      Equity securities of companies  Bankers Trust Company
                       correspond to the total      that are included in the
                       return of common stocks      Standard & Poor's 500 Composite
                       publicly traded in the U.S.  Stock Price Index.
Small-Cap Index        Investment results that      Equity securities of companies  Bankers Trust Company
                       correspond to the total      that are included in the
                       return of an index of small  Russell 2000 Small Stock Index.
                       capitalization companies.
REIT                   Current income and long-     Equity securities of real       Morgan Stanley Asset
                       term capital appreciation.   estate investment trusts.       Management
International          Long-term capital            Equity securities of companies  Morgan Stanley Asset
                       appreciation.                of any size located in          Management
                                                    developed countries outside of
                                                    the U.S.
Emerging Markets       Long-term growth of          Equity securities of companies  Blairlogie Capital
                       capital.                     that are located in countries   Management
                                                    generally regarded as "emerging
                                                    market" countries.

                                                                                                       35
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
YOUR INVESTMENT OPTIONS

An example                                    Calculating unit values
You ask us to allocate $6,000 to the          When you choose a variable investment option, we credit your policy with
Government Securities investment option on    accumulation units. The number of units we credit equals the amount we've
a business day. At the end of that day, the   allocated divided by the unit value of the variable account. Similarly, the
unit value of the variable account is $15.    number of accumulation units in your policy will be reduced when you make a
We'll credit your policy with 400 units       transfer, withdrawal or loan from a variable investment option, and when your
($6,000 divided by $15).                      monthly charges are deducted.

The value of an accumulation unit is not      The value of an accumulation unit is the basis for all financial transactions
the same as the value of a share in the       relating to the variable investment options. We calculate the unit value for
underlying portfolio.                         each variable account once every business day, usually at or about 4:00 p.m.
                                              Eastern time.

                                              Generally, for any transaction, we'll use the next unit value calculated after we receive your written request. If we receive your written request before 4:00
For information about timing of               p.m. Eastern time, we'll use the unit value calculated as of the end of that
transactions, see Pacific Select Exec II -    business day. If we receive your request on or after 4:00 p.m. Eastern time,
NY basics.                                    we'll use the unit value calculated as of the end of the next business day.

                                              If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day. For your monthly charge, we'll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we'll use the unit value calculated as of the end of the next business day.

                                              The unit value calculation is based on the following:
                                              . the investment performance of the underlying portfolio
                                              . any dividends or distributions paid by the underlying portfolio
                                              . any charges for any taxes that are, or may become, associated with the operation of the variable account.

                                              The unit value of a variable account will change with the value of its corresponding Pacific Select Fund portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

                                              A look at performance
                                              Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

                                              Information about the performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy's accumulated value to the variable account during a particular time period.

                                              Performance information is no guarantee of how a variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that's shown.

                                              We may show performance information in any way that's allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy owner's death benefit.
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
                                                  We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

                                                  Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

                                                  Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

                                                  In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

                                                  . other variable life separate accounts, mutual funds, or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria

                                                  . the Consumer Price Index, to assess the real rate of return from buying a policy by taking inflation into consideration.

                                                  Reports and promotional literature may also contain our rating or a rating of our claims-paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

You'll find more about Pacific Select Fund        Fees and expenses paid by the Pacific Select Fund
fees and expenses in An overview of Pacific       The Pacific Select Fund pays advisory fees and other expenses. These are
Select Exec II - NY.                              deducted from the assets of the fund's portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. The fund is governed by its own Board of Trustees.

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
YOUR INVESTMENT OPTIONS

                                                --------------------------------------------------------------------------------

Fixed options                                   You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of
The fixed options are not securities, so        interest. The amounts allocated to the fixed options are held in our general
they do not fall under any securities act.      account.
For this reason, the SEC has not reviewed
the disclosure in this prospectus about         Here are some things you need to know about the fixed options:
these options. However, other federal
securities laws may apply to the accuracy       . Accumulated value allocated to the fixed options earns interest on a daily
and completeness of the disclosure about          basis, using a 365-day year. Our minimum annual interest rate is 3% during the
these options.                                    first 10 policy years, and 3.3% thereafter.

For more information about the general          . We may offer a higher annual interest rate on the fixed options. If we do,
account, see About PL&A.                          we'll guarantee the higher rate for one year.

                                                . If we offer a higher annual interest rate on a fixed option, we may also pay additional interest on accumulated value in excess of $25,000 in that fixed option. Ask your registered representative for current interest rates.

                                                . There are no investment risks or direct charges.

                                                . There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in Transferring among investment options.

                                                . We may limit the total amount you allocate to the Fixed LT account for all
                                                  PL&A policies you own to $1,000,000 in any 12-month period, and transfer any amount over $1,000,000 to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. You should contact us to find out if a higher limit is in effect.

                                                --------------------------------------------------------------------------------

Transferring among                              You can transfer among your investment options any time during the life of your
investment options                              policy without triggering any current income tax. You can make transfers by writing to us, by making a telephone transfer, or by signing up for one of our
You can make transfers and use transfer         automatic transfer programs. You'll find more information about making
programs only after the free look transfer      telephone transfers in Pacific Select Exec II basics.
date. For more information, please see
Pacific Select Exec II - NY basics.             Transfers will normally be effective as of the end of the business day we receive your written or telephone request.
You can make transfers to the fixed
options any time during the first 18            Here are some things you need to know about making transfers:
months of your policy.
                                                . If you're making transfers between variable investment options, there is no
You'll find more about the first year             minimum amount required and you can make as many transfers as you like.
transfer program later in this section.
                                                . You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

                                                . You can only make one transfer from each fixed option in any 12-month period, except if you've signed up for the first year transfer program.

                                                . You can only transfer up to the greater of $5,000 or 25% of your policy's accumulated value in the Fixed account in any 12-month period, except for scheduled transfers under the first year transfer program.

                                                . You can only transfer up to the greater of $5,000 or 10% of your policy's accumulated value in the Fixed LT account in any 12-month period.

                                                . Currently, there is no charge for making a transfer but we may charge you in the future.

                                                . There is no minimum required value for the investment option you're transferring to or from.
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
                                                . You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

                                                . We can restrict or suspend transfers.

                                                . We may choose to impose limits on transfer amounts, the value of the investment options you're transferring to or from, or the number and frequency of transfers you can make.

                                                --------------------------------------------------------------------------------

Transfer programs                               We offer three programs that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing programs, you can transfer among the variable investment options. Under the first year transfer program, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

Since the value of accumulation units can       Dollar cost averaging program
change, more units are credited for a           Our dollar cost averaging program allows you to make scheduled transfers of $50
scheduled transfer when unit values are         or more between variable investment options without paying a transfer fee. It
lower, and fewer units when unit values         does not allow you to make transfers to or from either of the fixed options.
are higher. This allows you to average the      Here's how the program works:
cost of investments over time. Investing
this way does not guarantee profits or          . You can set up this program at any time while your policy is in force.
prevent losses.
                                                . You need to complete a request form to enroll in the program.

                                                . You must have at least $5,000 in a variable investment option to start the program.

                                                . We'll automatically transfer accumulated value from one variable investment option to one or more of the other variable investment options you've selected.

                                                . We'll process transfers as of the end of the business day on your policy's monthly, quarterly, semi-annual or annual anniversary, depending on the interval you've chosen. We will not make the first transfer until after the free look transfer date.

                                                . We will not charge you for the dollar cost averaging program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.

                                                . We have the right to discontinue, modify or suspend the program at any time.

                                                . We'll keep making transfers at the intervals you've chosen until one of the following happens:

                                                  . the total amount you've asked us to transfer has been transferred

                                                  . there is no more accumulated value in the investment option you're transferring from

                                                  . your policy enters the grace period and is in danger of lapsing

                                                  . you tell us in writing to cancel the program

                                                  . we discontinue the program.

                                                                                                                              39
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
YOUR INVESTMENT OPTIONS

Because the portfolio rebalancing          Portfolio rebalancing program
program matches your original              As the value of the underlying portfolios changes, the value of the allocations
percentage allocations, we may             to the variable investment options will also change. The portfolio rebalancing
transfer money from an investment          program automatically transfers your policy's accumulated value among the
option with relatively higher              variable investment options according to your original percentage allocations.
returns to one with relatively
lower returns.                             Here's how the program works:

                                           . You can set up this program at any time while your policy is in force.
                                           . You enroll in the program by sending us a written signed request or a completed automatic rebalancing form.
                                           . Your first rebalancing will take place on the monthly payment date you choose.
                                             You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.
                                           . If you cancel this program, you must wait 30 days to begin it again.
                                           . You cannot use this program if you're already using the dollar cost averaging program.
                                           . We do not currently charge for the portfolio rebalancing program or for transfers made under this program.
                                           . We can discontinue, suspend or change the program at any time.

This program allows you to                 First year transfer program
average the cost of investments            Our first year transfer program allows you to make monthly transfers during the
over your first policy year.               first policy year from the Fixed account to the variable investment options or
Investing this way does not                the Fixed LT account. It does not allow you to transfer among variable
guarantee profits or prevent               investment options.
losses.
                                           Here's how the program works:
                                           . You enroll in the program when you apply for your policy.
                                           . You choose a regular amount to be transferred every month for 12 months
                                           . We make the first transfer on the day we allocate your first premium to the investment options you've chosen. Each transfer will be made on the same day every month.
                                           . If you sign up for this program, we'll waive the usual transfer limit for the
                                             Fixed account during the first policy year.
                                           . If we make the last transfer during the second policy year, we will not count it toward the usual one transfer per year limit for the Fixed account.
                                           . If the accumulated value in the Fixed account is less than the amount to be transferred, we'll transfer the balance and then cancel the program.
                                           . If there is accumulated value remaining in the Fixed account at the end of the program, our usual rules for the fixed account will apply.
                                           . We do not currently charge for the first year transfer program or for transfers made under this program.
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
WITHDRAWALS, SURRENDERS AND LOANS

Making a withdrawal, taking out a loan or     You can take out all or part of your policy's accumulated value while your
surrendering your policy can change your      policy is in force by making withdrawals or surrendering your policy. You can
policy's tax status, generate taxable         take out a loan from us using your policy as security. You can also use your income, or make your policy more susceptible  policy's loan and withdrawal features to supplement your income, for example, to lapsing. Be sure to plan carefully before  during retirement.
using these policy benefits.

If you withdraw a larger amount than you've paid into your policy, your withdrawal may be considered taxable income.

For more information, see Variable life
insurance and your taxes.


                                              --------------------------------------------------------------------------------

Making withdrawals                            You can withdraw part of your policy's net cash surrender value starting on your policy's first anniversary. Here's how it works:
You can choose to receive your withdrawal
in a lump sum or use it to buy an income      . You must send us a written request that's signed by all joint owners.
benefit. Please see the discussion about      . Each withdrawal must be at least $500, and the net cash surrender value of
income benefits in General information          your policy after the withdrawal must be at least $500.
about your policy.                            . If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the
We will not accept your request to make a       withdrawal exceeds the outstanding loan amount divided by 90%.
withdrawal if it will cause your policy to    . We'll charge you $25 for each withdrawal you make.
become a modified endowment contract, unless  . If you do not tell us which investment options to take the withdrawal from,
you've told us in writing that you want your    we'll deduct the withdrawal and the withdrawal charge from all of your
policy to become a modified endowment           investment options in proportion to the accumulated value you have in each
contract.                                       option.
                                              . The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.
                                              . If the person insured under the policy dies after you've sent a withdrawal request to us, but before we've made the withdrawal, we'll deduct the amount of the withdrawal from any death benefit proceeds owing.

                                              How withdrawals affect your policy's death benefit
                                              Making a withdrawal will affect your policy's death benefit in the following ways:

                                              . if your policy's death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.
                                              . if your policy's death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

                                              How withdrawals affect your policy's face amount
                                              If you've chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy's face amount.

                                              If you've chosen death benefit Option A, a withdrawal may reduce your face amount. The face amount will be reduced by the amount, if any, by which the face amount exceeds the death benefit immediately before the withdrawal, minus the amount of the withdrawal. If there have been prior increases in face amount, the original face amount and any increase(s) in face amount will be reduced proportionately.

                                                                                                                            41

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
WITHDRAWALS, SURRENDERS AND LOANS

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                                              --------------------------------------------------------------------------------

Taking out a loan                             You can borrow money from us any time while your policy is in force either by sending us a request in writing, or over the telephone. You'll find more
The amount in the loan account, plus any      information about requesting a loan by telephone in Pacific Select Exec II - NY
interest you owe, is referred to throughout   basics.
this prospectus as your outstanding loan
amount. Your policy refers to this amount     When you borrow money from us, we use your policy's accumulated value as
as policy debt.                               security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here's how it works:
Taking out a loan will affect the growth of
your policy's accumulated value, and may      . To secure the loan, we transfer an amount equal to the amount you're
affect the death benefit.                       borrowing from your accumulated value in the investment options to the loan account. We'll transfer this amount from your investment options in proportion
An example                                      to the accumulated value you have in each option, unless you tell us
For a policy with:                              otherwise.
 . accumulated value of $100,000               . Interest owing on the amount you've borrowed accrues daily at an annual rate
 . an outstanding loan amount of $60,000         of 3.55%. Interest that has accrued during the policy year is due on your
 . a most recent monthly charge of $225          policy anniversary. If you do not pay the interest when it's due, we'll add it to the amount of your loan and begin accruing interest on it from the day it was
The maximum amount you can borrow during        due. We'll also transfer an amount equal to the interest that was due, from your
policy years 1 through 10 is the greater of:    policy's accumulated value to the loan account. We'll transfer this amount from your investment options in proportion to the accumulated value you have in each
$25,500 ((90% X ($100,000 -                     option, unless you tell us otherwise.
$5,000)) - $60,000)                           . The amount in the loan account earns interest daily at an annual rate of
                                                3% during the first 10 policy years, and 3.3% thereafter. On your policy
or                                              anniversary, we transfer the interest that's been credited to the loan account proportionately to your investment options according to your most recent
$31,809.75                                      allocation instructions.
(a X (b / c)) - d, where:
a = $92,300 ($100,000 -                       How much you can borrow
$5,000 - ($12 X $225))                        The minimum amount you can borrow is $200. You can borrow up to the larger of
b = 1.03                                      the following amounts:
c = 1.0355
d = $60,000)                                  . 90% of the accumulated value in the investment options, less any surrender charges that would apply if you surrendered your policy on the day you took
The maximum amount you can borrow during        out the loan.
policy year 11 and thereafter is the          . the result of a X (b / c) - d, where:
greater of:
                                                a = the accumulated value of your policy less any surrender charges that would
$25,500                                             have applied if you surrendered your policy on the day you took out the loan,
((90% X ($100,000 - $5,000)) -                      and less 12 times the most recent monthly charge
$60,000)                                        b = 1.03 during policy years 1 through 10, and
or                                                  1.033 during policy year 11 and thereafter
                                                c = 1.0355
                                                d = any outstanding loan amount.
$32,077.16
(a X (b / c)) - d, where:                     Paying off your loan
a = $92,300 ($100,000 -                       You can pay off all or part of the loan any time while your policy is in force.
$5,000 - ($12 X $225))                        Unless you tell us otherwise, we'll generally transfer any loan payments you
b = 1.033                                     make proportionately to your investment options according to your most recent
c = 1.0355                                    allocation instructions. We may, however, first transfer any loan payments you
d = $60,000)                                  make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We'll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

                                              While you have an outstanding loan, we'll treat any money you send us as a loan payment unless you tell us otherwise in writing.
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42
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
Your outstanding loan amount could result in  What happens if you do not pay off your loan taxable income if you surrender your policy,  If you do not pay off your loan, we'll deduct the amount in the loan account,
if your policy lapses, or if your policy is   including any interest you owe, from one of the following:
a modified endowment contract. You should
talk to your tax advisor before taking out a  . the death benefit proceeds before we pay them to your beneficiary
loan under your policy. See Taking out a      . the cash surrender value if you surrender your policy
loan in Variable life insurance and           . the amount we refund if you exercise your right to cancel
your taxes.                                   . the endowment benefit if your policy matures.

                                              Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy's accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy's accumulated value, which could reduce the amount of the death benefit.

                                              When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

                                              --------------------------------------------------------------------------------

Ways to use your policy's loan and            You can use your policy's loan and withdrawal features to supplement your
withdrawal features                           income, for example, during retirement.

If you're interested in using your life       Using your policy to supplement your income does not change your rights or our
insurance policy to supplement your           obligations under the policy. The terms for loans and withdrawals described in
retirement income, please contact us for      this prospectus remain the same.
more information.
                                              Here are some things you should consider when setting up an income stream:
We can provide you with illustrations that
give you examples of how this could affect    . the rate of return you expect to earn on your investment options
the accumulated value, net cash surrender     . how long you would like to receive regular income
value and death benefit of your policy based  . the amount of accumulated value you want to maintain in your policy.
on different hypothetical gross rates of
return. We will not use a higher rate than    Understanding the risks
12%, and will always compare it with a rate   Setting up an income stream may not be suitable for all policy owners. It's
of 0% based on guaranteed insurance costs.    important to understand the risks that are involved in using your policy's loan
You'll find sample illustrations and the      and withdrawal features.
assumptions they're based on starting on
page 83.                                      You must always leave enough accumulated value in your policy to help ensure your policy will continue to qualify as life insurance and will not lapse. Your
The hypothetical rates of return are          policy will lapse if there is not enough accumulated value, after subtracting
illustrative of past or future results.       any outstanding loan amount, to cover the monthly charge on the day we make the
Policy values and benefits would be           deduction and the grace period expires. If your policy lapses, we'll end your
different from those shown in the             life insurance coverage.
illustrations if:
                                              There are also charges associated with reinstating a lapsed policy.
 . the gross annual rates of return are
  different from the hypothetical rates       You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income
 . premiums were not paid as illustrated       stream.

 . loan interest was paid when due.            Remember that the performance of your investment options also affects your policy's accumulated value. Poor performance can increase the danger of your policy lapsing. And as the cost of insurance generally increases with the age of the person insured by the policy, this can also reduce the accumulated value.

                                                                                                                            43

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
WITHDRAWALS, SURRENDERS AND LOANS
You can also ask for accompanying charts        In addition, you should carefully review the policy statements we send you.
and graphs that compare results from            Your statements will allow you to monitor your policy's accumulated value, less
various retirement strategies.                  your outstanding loan amount, to ensure your policy can continue to support the income stream you have chosen.

You can ask your registered representative      If your policy lapses or you surrender your policy after you have taken out a
for illustrations showing how policy            loan, you could face significant income tax liability in the year of the lapse
charges may affect existing accumulated         or surrender. Any outstanding loan amount will automatically be repaid when
value and how future withdrawals and loans      your policy lapses or you surrender your policy. You could be taxed to the
may affect the accumulated value and death      extent that the net surrender value plus the outstanding loan amount repaid
benefit.                                        exceeds the cost basis of your policy.

Tax issues are described in detail in           Interest on a loan is due to us on each policy anniversary. If we do not
Variable insurance and your taxes.              receive the interest when due, we'll add it to the outstanding loan amount and begins accruing interest on it from the day it was due. This has a compounding effect and can add to your income tax liability.

                                                If the person insured by the policy dies, we'll deduct any outstanding loan amount from the death benefit. This means the death benefit proceeds will be less than the death benefit and may be less than the face amount.

                                                --------------------------------------------------------------------------------

Surrendering your policy                        You can surrender or cash in your policy at any time while the person insured by the policy is still living. Your policy's cash surrender value is its
You can choose to receive your money in a       accumulated value less any surrender charge that applies. The net cash
lump sum or use it to buy an income benefit.    surrender value equals your policy's cash surrender value after deducting any
Please see the discussion about income          outstanding loan amount.
benefits in General information about your
policy.                                         Here are some things you need to know about surrendering your policy:

If you increase your policy's face amount,      . You must send us your policy and a written request.
we'll send you a supplemental schedule of       . We'll send you the policy's net cash surrender value. If you surrender your
benefits that shows the surrender charge          policy during the first 10 policy years, we'll deduct a surrender charge that
associated with the increase.                     helps cover our costs for underwriting, issuing and distributing our policies
                                                . Your policy's surrender charge is based on the initial face amount of your policy and will never be greater than the maximum surrender charge. The maximum surrender charge is calculated at a rate that is based on the age and risk class of the person insured by the policy, and each $1,000 of initial face amount.
                                                . There's no surrender charge on the initial face amount after 10 policy years.
                                                . We guarantee the surrender charge rates will not increase.
                                                . If you increase your policy's face amount, each increase has a surrender charge and maximum surrender charge, based on the amount of the increase, for
                                                  10 years.
                                                . If you decrease the face amount, the decrease will not affect your policy's surrender charge or maximum surrender charge.

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44
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
                                                 --------------------------------------------------------------------------------
Sample rates for the surrender charge            How we calculate the surrender charge
and the maximum surrender charge appear
in Appendix A.                                   The surrender charge and the maximum surrender charge are assessed against your policy's accumulated value. They are based on the age and risk class of the
An example                                       person insured by the policy for each $1,000 of the initial face amount of your
For a policy:                                    policy.
 . that insures a male non-smoker who
  is age 45 when the policy is issued            The amount of the surrender charge does not change during the first policy
 . with an initial face amount of $350,000.       year. Starting on the first policy anniversary, we reduce the charge by 0.9259%
                                                 each month until it reaches zero at the end of 10 policy years.
The surrender charge is:
                                                 The maximum surrender charge does not change during the first 10 policy years,
 . $8,757.00 in the first policy year             and then is reduced to zero at the end of the 10th policy year. The maximum
  (($350,000 / $1,000) X 25.02)                  surrender charge on the initial face amount of your policy will never be more
 . $2,919.16 at the end of the seventh            than $32.752 per $1,000 of initial face amount.
  policy year ($8,757.00 - ($8,757.00 X
  .9259% X 72 months))

We will never deduct more than the maximum surrender charge, which is $4,426.10

                                                 --------------------------------------------------------------------------------
Benefits at maturity                             If the insured is living on your maturity date, we will pay you an endowment benefit equal to your accumulated value, less any outstanding loan amount.

                                                 Payment of your endowment benefit will usually be made within 7 days of your policy anniversary. Payments may be postponed in certain circumstances. See
                                                 Timing of payments, forms and requests.

                                                                                                                              45
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
GENERAL INFORMATION ABOUT YOUR POLICY

                                              This section tells you some additional things you should know about your policy.

                                              --------------------------------------------------------------------------------

Income benefit                                If you surrender or make a withdrawal from your policy, or your policy matures, you can use the money to buy an income benefit that provides a monthly income.
                                              Your policy's beneficiary can use death benefit proceeds to buy an income benefit.
                                              In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

                                              The following is one income benefit available under the Pacific Select
                                              Exec II-NY policy:

                                              . The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner's life. If the policy's beneficiary buys the income benefit, monthly income will be based on the beneficiary's life.
                                              . We'll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.
                                              . After 10 years, we'll only pay the monthly income for as long as the person receiving it is still alive.
                                              . The minimum monthly income benefit calculated must be at least $100.
                                              . For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

                                              --------------------------------------------------------------------------------

Reduced Paid-Up Benefit                       You may use the net cash surrender value of your policy to purchase guaranteed fixed paid-up insurance on the life of the person insured by the policy. You may choose to do this at any time while the policy is in force.

                                              If you convert your policy, the net cash surrender value will be transferred to our general account. The amount of paid-up insurance is determined by applying the net cash surrender value as the net single premium based upon the insured's age and risk class, 1980 CSO mortality table, and 3% interest. Any riders attached to the policy will terminate at the time of conversion.

                                              --------------------------------------------------------------------------------

Substituting the person insured by            Starting on your policy's first anniversary, you can apply to substitute the
your policy                                   person insured by your policy. You must apply in writing and we must receive satisfactory evidence of insurability of the new person to be insured by the
If you substitute the person insured          policy. You can only add riders on the new person insured by the policy if we
by the policy, we'll send you a revised       approve the addition of the riders.
schedule of benefits.
                                              The substitution will become effective on the first monthly payment date after we approve your request. We may have to adjust the face amount, accumulated value, surrender charge and policy charges to reflect the substitution.

                                              We can refuse your request to substitute if, among other reasons:

                                              . we would be required to end the policy in order to comply with new guideline premium limits under tax law
                                              . we would be required to make distributions from your policy's accumulated value that are greater than the net cash surrender value.
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46
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

                                              --------------------------------------------------------------------------------

Paying the death benefit in the case          If the person insured by the policy commits suicide within two years of the
of suicide                                    policy date, death benefit proceeds will be the total of all premiums you've paid, less any outstanding loan amount and any withdrawals you've made.

                                              If you've substituted the person insured by the policy and that person commits suicide within two years of the day the substitution was made, we'll calculate death benefit proceeds differently. Proceeds will be limited to the net cash surrender value of your policy as of the day the substitution was made, less any increase in any outstanding loan amount, any withdrawals you've made, and any dividends we've paid in cash, since the day the substitution was made.

                                              --------------------------------------------------------------------------------

Replacement of life insurance                 The term replacement has a special meaning in the life insurance industry.
or annuities                                  Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

                                              A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

                                              . lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated
                                              . converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values
                                              . amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid
                                              . reissued with any reduction in cash value, or
                                              . pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

                                              There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

                                              --------------------------------------------------------------------------------

Errors on your application                    If the age or gender of the person insured by your policy is stated incorrectly on your application, the death benefit under your policy will be the greater of
If unisex cost of insurance rates apply to    the following:
your policy, we will not adjust the face
amount if we discover that gender has been    . the amount of death benefit that would be purchased by the most recent cost of
stated incorrectly on your application.         insurance charge for the correct age and gender or
                                              . the guideline minimum death benefit for the correct age and gender.

                                              We'll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age and gender.

                                                                                                                            47

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
GENERAL INFORMATION ABOUT YOUR POLICY

                                              --------------------------------------------------------------------------------

Contesting the validity of your policy        We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the person insured by the policy, we generally lose the right to contest its validity.

                                              We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the person insured by the policy, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

                                              We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the person insured by the policy, we generally lose the right to contest its validity.

                                              We also have the right to contest the validity of a policy if there has been a substitution to the person insured by the policy. We can contest a policy's validity for two years from the day the substitution becomes effective. Once the substitution has been in force for two years during the lifetime of the person insured by the policy, we generally lose the right to contest its validity.

                                              Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the person insured by the policy.

                                              --------------------------------------------------------------------------------

Assigning your policy as collateral           You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here's how it works:
Assigning a policy that's a modified
endowment contract may generate taxable       . An assignment does not change the ownership of the policy.
income and a 10% penalty tax.                 . After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.
                                              . We're not responsible for the validity of any assignment.
                                              . We must receive and record a copy of the original assignment in a form that's acceptable to us before we'll consider it binding.
                                              . Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

                                              --------------------------------------------------------------------------------

Non-participating                             This policy will not share in any of our surplus earnings.
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
VARIABLE LIFE INSURANCE AND YOUR TAXES

                                              This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal
                                              Revenue Service (IRS). It's based on the Internal Revenue Code of 1986, as amended, (the tax code) and does not cover any state or local tax laws.
The tax consequences of owning a policy
or receiving proceeds from it may vary        This is not a complete discussion of all federal income tax questions that may
by jurisdiction and according to the          arise under the policy. There are special rules that we do not include here
circumstances of each owner or beneficiary.   that may apply in certain situations.

Speak to a qualified tax adviser for          We do not know whether the current treatment of life insurance policies under
complete information about federal, state     current federal income tax or estate or gift tax laws will continue. We also do
and local taxes that may apply to you.        not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

                                              We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice.

                                              --------------------------------------------------------------------------------

Tax treatment of life insurance policies      Definition of life insurance
                                              We believe that the policy qualifies as life insurance. That means it will
In order to qualify as a life insurance       receive the same tax advantages as a conventional fixed life insurance policy.
contract for federal income tax purposes,     The two main tax advantages are:
the policy must meet the statutory
definition of life insurance.                 . In general, your policy's beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless
Death benefits may be excluded from income      of whether the beneficiary is an individual, corporation, or other entity.
under Section 101(a) of the tax code.         . You'll generally not be taxed on any or all of your policy's accumulated value unless you receive a cash distribution by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

                                              The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the person insured by the policy. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.

                                              Tax regulations deal with allowable charges for mortality costs and other expenses that are used in calculating whether a policy qualifies as life insurance. For life insurance policies entered into on or after October 21,
                                              1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

                                                                                                                            49

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
VARIABLE LIFE INSURANCE AND YOUR TAXES

                                              The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Section 817(h) of the tax code describes      Diversification rules and ownership of the separate account
the diversification rules.                    Your policy will not qualify for the tax benefit of a life insurance contract unless the separate account follows certain rules requiring diversification of
For more information about diversification    investments underlying the policy. In addition, the IRS requires that the
rules, please see Managing the Pacific        policyholder does not have control over the underlying assets.
Select Fund in the accompanying Pacific
Select Fund prospectus.                       The Treasury Department has announced that the diversification rules "do not provide guidance concerning the circumstances in which it will treat an investor, rather than the insurance company, as the owner of the assets in a separate account." The IRS treats a variable policy owner as the owner of separate account assets if he or she has the ability to exercise investment control over them. Owners of the assets are taxed on any income or gains the assets generate. Although the Treasury Department announced it would provide further guidance on the issue, it had not done so when we wrote this prospectus.

                                              No IRS rulings deal with policies that have exactly the same ownership rights as your policy. Since you have additional flexibility in allocating premiums and policy values, it is possible the IRS would treat you as the owner of your policy's proportionate share of the assets of the separate account.

                                              We do not know what will be in future Treasury Department regulations. We cannot guarantee that the fund's portfolios will be able to operate as currently described in the prospectus, or that the fund will not have to change any portfolio's investment objective or policies. We can modify your policy if we believe it will prevent you from being considered the owner of your policy's proportionate share of the assets of the separate account.

Policy exchanges fall under Section           Policy exchanges
1035(a) of the tax code.                      If you exchange your entire policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

                                              Change of ownership
                                              You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

There are special rules for corporate-owned   Corporate owners
policies. You should consult your             There are special tax issues for corporate owners:
tax adviser.
                                              . using your policy to fund deferred compensation arrangements for employees
Section 59A of the tax code deals with the      has special tax consequences
environmental tax.                            . corporate ownership of a policy may affect your exposure to the alternative minimum tax and the environmental tax.
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Conventional life insurance policies          The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment
Under Section 7702A of the tax code,          contracts later in this section. If your policy is not a modified endowment
policies that are not classified as           contract, it will be treated as a conventional life insurance policy and will
modified endowment contracts are taxed as     have the following tax treatment:
conventional life insurance policies.
                                              Surrendering your policy
The cost basis in your policy is generally    When you surrender, or cash in, your policy, you'll generally be taxed on the
the premiums you've paid plus any taxable     difference, if any, between the cash surrender value and the cost basis in your
distributions less any withdrawals or         policy.
premiums previously recovered that were
not taxable.                                  Making a withdrawal
                                              If you make a withdrawal after your policy has been in force for 15 years, you'll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

                                              Special rules apply if you make a withdrawal within the first 15 policy years and it's accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

                                              Taking out a loan
                                              If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered, matures or lapses and you have not repaid your outstanding loan amount. The interest you pay, or that's accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

                                              Loans and corporate-owned policies
                                              If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest payable on loan proceeds. If the taxpayer is an entity that's a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity's deductions for loan interest may be disallowed, even though this interest may relate to debt that's completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

                                              --------------------------------------------------------------------------------

Modified endowment contracts                  A modified endowment contract is a special type of life insurance policy. If your policy is a modified endowment contract, it will have the tax treatment
Section 7702A of the tax code defines a       described below. Any distributions you receive during the life of the policy
class of life insurance policies known        are treated differently than under conventional life insurance policies.
as modified endowment contracts. Like         Withdrawals, loans, pledges, assignments and the surrender or maturity of your
other life insurance policies, the death      policy are all considered distributions and may be subject to tax on an
benefit proceeds paid to your beneficiary     income-first basis and a 10% penalty.
generally are not subject to federal
income tax and your policy's accumulated      When a policy becomes a modified endowment contract
value grows on a tax-deferred basis           A life insurance policy becomes a modified endowment contract if, at any time
until you receive a cash distribution.        during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level
If there is a material change to your         annual premiums (or seven-pay premiums) required to pay for the policy's future
policy, like a change in the death            death and endowment benefits.
benefit, we may have to retest your
policy and restart the seven-pay premium
period to determine whether the change
has caused the policy to become a
modified endowment contract.
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VARIABLE LIFE INSURANCE AND YOUR TAXES
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                                             For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Pacific
                                             Select Exec II - NY policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy's first seven contract years or after a material change has been made to the policy.

                                             Surrendering your policy
                                             If you surrender your policy or it matures, you're taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

                                             Making a withdrawal or taking out a loan
                                             If you make a withdrawal or take out a loan from a modified endowment contract, you're taxed on the amount of the withdrawal or loan that's considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It's unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest payable on loan proceeds. You should consult your tax adviser.

                                             All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

                                             10% penalty tax
                                             If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

                                             A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

                                             . you're at least 59 1/2 years old
                                             . you're receiving an amount because you've become disabled
                                             . you're receiving an amount that's part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

                                             Distributions before a policy becomes a modified endowment contract
                                             If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy's failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

                                             --------------------------------------------------------------------------------

Policy riders                                Accelerated living benefits rider
                                             Amounts received under this rider should be generally excluded from taxable
Please see the discussion of optional        income under Section 101(g) of the tax code.
riders in The death benefit.
                                             Benefits under the rider will be taxed, however, if they are paid to someone
Please consult with your tax adviser if      other than a person insured by the policy, and the person insured by the
you want to exercise your rights under       policy:
this rider.
                                             . is a director, officer or employee of the person receiving the benefit, or
                                             . has a financial interest in a business of the person receiving the benefit.

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ABOUT PL&A

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                                              Pacific Life & Annuity Company is a life insurance company based in Arizona.
                                              Our operations include life insurance, annuity and institutional products, group life and health insurance and various other insurance products and services. At the end of 1998, we had total assets of $337.9 million.

                                              PL&A is authorized to conduct life insurance and annuity business in the
                                              State of New York and certain other states. Our principal office is located at
                                              700 Newport Center Drive, Newport Beach, California 92660.

                                              --------------------------------------------------------------------------------

How we're organized                           PL&A was incorporated in 1982 under the name of Pacific Financial Life
                                              Insurance Company. We merged with Pacific Financial Life Insurance Company of
                                              Arizona and assumed the name PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1,
                                              1999, we changed our name to our current name, PL&A.

                                              PL&A is a direct, wholly-owned subsidiary of Pacific Life Insurance Company.
                                              Pacific Life is a life insurance company based in California. Along with its subsidiaries and affiliates, Pacific Life's operations include life insurance, annuity, pension and institutional products, group employee benefits, broker-
                                              dealer operations, and investment advisory services.

                                              Pacific Life was established on January 2, 1868 under the name, Pacific Mutual
                                              Life Insurance Company of California. It was reincorporated as Pacific Mutual
                                              Life Insurance Company on July 22, 1936. On September 1, 1997, Pacific Life
                                              converted from a mutual life insurance company to a stock life insurance company. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

                                              Under their charters, Pacific Mutual Holding Company must always hold at least
                                              51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life.

                                              --------------------------------------------------------------------------------

How policies are administered                 Pacific Life Insurance Company administers the policies sold under this prospectus. At the end of 1998, Pacific Life had over $89.6 billion of individual life insurance and total admitted assets of approximately $37.6 billion. In 1998, it was ranked the 18th largest life insurance carrier in the U.S. in terms of admitted assets.

                                              Pacific Life, together with its affiliated enterprises, has total assets and funds under management of $290 billion. It is authorized to conduct life and annuity business in the District of Columbia and in all states except New York.
                                              Pacific Life's principal office is at 700 Newport Center Drive, Newport Beach,
                                              CA 92660.

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
ABOUT PL&A

                                              --------------------------------------------------------------------------------

How policies are distributed                  Pacific Securities, our affiliate, is the distributor of our policies. Pacific
                                              Securities is located at 700 Newport Center Drive, Newport Beach, California 92660.

                                              Pacific Securities is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers (NASD). We pay Pacific
                                              Securities for its services as our distributor.

                                              The policies are sold by registered representatives of broker-dealers who have signed agreements with us and Pacific Securities. Registered representatives must be licensed to sell variable life insurance under the state insurance and securities regulations that apply. Broker-dealers must be registered with the SEC.

                                              How we pay broker-dealers
                                              We pay broker-dealers commission for promoting, marketing and selling our policies. Broker-dealers pay a portion of the commission to their registered representatives, under their own arrangements.

                                              Commissions are based on "target" premiums we determine. The commission we pay will vary with the agreement, but the most common schedule of commissions we pay is:

A target premium is a hypothetical premium    . 63% of premiums paid up to the first target premium in the first policy year
that is used only to calculate commissions.   . 4% of premiums paid up to the first target premium after the first policy year
It varies with the death benefit option you   . 4% of the premiums paid under targets 2-10
choose, the age of the person insured by      . 2% of premiums paid in excess of the 10th target premium.
the policy on the policy date, and the
gender (unless unisex rates are required)     We may pay broker-dealers an annual renewal commission of up to 0.20% of a
and risk class of the person insured by       policy's accumulated value less any outstanding loan amount. We calculate the
the policy                                    renewal amount monthly and it becomes payable on each policy anniversary.

A policy's target premium will be less than
the policy's guideline level premiums.        We may also pay override payments, expense and marketing allowances, bonuses, wholesaler fees and training allowances.

                                              Registered representatives who meet certain sales levels can qualify for sales incentives programs we sponsor. We may also pay them non-cash compensation like expense-paid trips, expense-paid educational seminars, and merchandise. They can choose to receive their compensation on a deferred basis.

                                              --------------------------------------------------------------------------------

How our accounts work                         We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you've chosen.

                                              General account
We can provide you with reports of our        Our general account includes all of our assets, except for those held in our
ratings as an insurance company and our       separate accounts. We guarantee you an interest rate for up to one year on any
ability to pay claims with respect to our     amount allocated to the fixed options. The rate is reset annually. The fixed
general account assets.                       options are part of our general account, which we may invest as we wish, according to any laws that apply. We'll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company.

                                              The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.
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                                              Separate account
You'll find the audited consolidated          Amounts allocated to the variable investment options are held in our separate
financial statements for PL&A later in        account. The assets in this account are kept separate from the assets in our
this section of the prospectus. We include    general account and our other separate accounts, and are protected from our
these financial statements to show our        general creditors.
strength as a company and our ability to
meet our obligations under the policies.      The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors. It's registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the account.

The separate account is not the only          The separate account is divided into variable accounts. Each variable account
investor in the Pacific Select Fund.          invests in shares of a designated portfolio of the Pacific Select Fund. We may
Investment in the fund by other separate      add variable accounts that invest in other portfolios of the fund or in other
accounts for variable annuity contracts       securities.
and variable life insurance contracts
could cause conflicts. For more               We're the legal owner of the assets in the separate account, and pay its
information, please see the Statement of      operating expenses. The separate account is operated only for our variable life
Additional Information for the Pacific        insurance policies. We must keep enough money in the account to pay anticipated
Select Fund.                                  obligations under the insurance policies funded by the account, but we can transfer any amount that's more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

                                              We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

                                              Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

                                              Making changes to the separate account
                                              We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

                                              We can substitute shares of one Pacific Select Fund portfolio with shares of another portfolio or fund if:

                                              . any portfolio is no longer available for investment
                                              . our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

                                              We'll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We'll comply with the filing or other procedures established by insurance regulators as required by law.

                                              We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the fund, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

                                              We can add new variable accounts when we believe that it's warranted by marketing needs or investment conditions. We'll decide on what basis we'll make new accounts available to existing policy owners.

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
ABOUT PL&A

                                                We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

                                                If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

                                                We will notify you if there is a material change in the investment policy of a
                                                Variable Account. The notice will inform you of your options, including your option to transfer from such Variable Account to the Fixed Account within 60 days after:

                                                . the effective date of the material change, or
                                                . the date you receive the notice, whichever is later.

                                                If we believe it's in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

                                                . operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws
                                                . register or deregister the separate account under securities law
                                                . combine the separate account with one of our other separate accounts or our affiliates' separate accounts
                                                . combine one or more variable accounts
                                                . create a committee, board or other group to manage the separate account.
                                                . change the classification of any variable account.

                                                Taxes we pay
                                                We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

                                                We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

                                                --------------------------------------------------------------------------------

Voting rights                                   We're the legal owner of the shares of the Pacific Select Fund that are held by the variable accounts. We may vote on any matter at shareholder meetings of the fund. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.

                                                Your voting interest is calculated as of a day set by the Board of Trustees of the fund called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

                                                We'll send you documents from the fund called proxy materials. They include information about the items you'll be voting on and forms for you to give us your instructions. We'll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we've received timely instructions.

                                                We'll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account.
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                                                If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

                                                When required by state insurance regulatory authorities, we may disregard voting instructions that:

                                                . would change a portfolio's investment objective or subclassification
                                                . would approve or disapprove an investment advisory contract.

                                                We may disregard voting instructions on a change initiated by policy owners that would change a portfolio's investment policy, investment adviser or portfolio manager if:

                                                . our disapproval is reasonable
                                                . we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio's objectives and purpose, and considering what effect the change would have on us.

                                                If we disregard any voting instructions, we'll include a summary of the action we took and our reasons for it in the next report to policy owners.

                                                --------------------------------------------------------------------------------

Preparing for the year 2000                     We rely significantly on the administrator's computer systems and applications in our daily operations. The administrator (Pacific Life) long ago recognized the challenges associated with the Year 2000 date change. This change involves the ability of computer systems to properly recognize the Year 2000. The inability to do so could result in major failures or miscalculations. The administrator began to assess and plan for the potential impact of the Year 2000 prior to 1995. More recently, it has been executing a company-wide plan adopted during 1998 which called for correction or replacement of remaining non-compliant systems by December 31,
                                                1998.

                                                The administrator has successfully executed this project plan to date. Virtually all affected systems were remediated and tested in time for use during 1998 year-end processing cycles. Although it is not possible to certify that any system will be completely free of Year 2000 problems, they have performed extensive testing to identify and deal with such potential problems. Additionally, most of the company's critical systems were subject to an independent third-party review process which used sophisticated automated tools to identify Year 2000 related bugs. The results have been very positive and the administrator feels the company's internal systems are positioned well for the date change in the century.

                                                The administrator plans to continue to test and re-test throughout 1999 and will respond promptly should any problems arise at any time thereafter.

                                                The administrator is continuing to work on contingency plans for critical business processes. When appropriate, alternative methods and procedures are being developed to work around unanticipated problems.

                                                In addition to the above, the administrator will continue to carefully evaluate responses from vendors and significant business partners regarding the compliance of their critical business processes and products. Although ultimately PL&A and Pacific
                                                Life cannot be responsible for the Year 2000 compliance efforts of these outside entities, we will take appropriate steps wherever possible to develop contingency plans to address vendors and partners deemed non-compliant.

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ABOUT PL&A

                                                Expenses to make the administrator's systems Year 2000 compliant are currently estimated to range from $10 million to $12 million, which excludes the cost of their personnel who support Year 2000 compliance efforts. The administrator does not anticipate any other material future costs associated with the Year 2000 compliance projects, although there can be no assurance.

                                                These Year 2000 related statements are designated as "Year 2000 Readiness
                                                Disclosure" pursuant to the Year 2000 Information Readiness Disclosure Act,
                                                enacted October 19, 1998.

                                                --------------------------------------------------------------------------------

State regulation                                We're subject to the laws of the state of Arizona governing insurance companies and to regulations issued by the Commissioner of Insurance of Arizona. In addition, we're subject to the insurance laws and regulations of the other states and jurisdictions in which we're licensed or may become licensed to operate.

                                                An annual statement in a prescribed form must be filed with the Commissioner of
                                                Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year.
                                                Our affairs are subject to review and examination at any time by the
                                                Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

                                                --------------------------------------------------------------------------------

Legal proceedings and legal matters             The separate account is not involved in any legal proceedings that would have a material effect on policy owners.

                                                Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Arizona law, and the validity of the forms of the policies under
                                                Arizona law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert Price & Rhoads.

                                                --------------------------------------------------------------------------------

Registration statement                          We've filed a registration statement with the SEC for Pacific Select Exec II -
                                                NY, under the Securities Act of 1933. The SEC's rules allow us to omit some of the information required by the registration statement from this prospectus.
                                                You can ask for it from the SEC's office in Washington, D.C. They may charge you a fee.

                                                --------------------------------------------------------------------------------

Management                                      The following is a list of our directors and certain officers, along with some information about their business activities over the past five years. They do not receive any compensation from the separate account for services they provide to it nor do we pay any separately allocable compensation for these services.

                                                Unless otherwise indicated, the business address of each of these people is c/o
                                                Pacific Life & Annuity Company, 700 Newport Center Drive, Newport Beach,
                                                California 92660.
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NAME AND POSITION      PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS

William L. Ferris      Director, President and Chief Executive Officer of PL&A; Director of American Cancer
Director, President    Society of Orange County and of California Health Decisions.
and Chief Executive
Officer

Thomas C. Sutton       Director and Chairman of the Board of Pacific Life & Annuity Company; Director,
Director and           Chairman of the Board and Chief Executive Officer of Pacific Life Insurance Company;
Chairman of the        Director, Chairman of the Board and Chief Executive Officer of Pacific LifeCorp,
Board                  August 1997 to present; Director, Chairman of the Board and Chief Executive Officer
                       of Pacific Mutual Holding Company, August 1997 to present; Trustee and Chairman of the Board and Former President of Pacific Select Fund; Management Board Member of
                       PIMCO Advisors L.P., December 1997 to present; Former Equity Board Member of PIMCO
                       Advisors L.P.; Former Director of Pacific Corinthian Life Insurance Company;
                       Director of Newhall Land & Farming; The Irvine Company; Edison International; and
                       similar positions with other affiliated companies of Pacific Life Insurance Company.

David R. Carmichael    Director of PL&A; Senior Vice President and General Counsel of PL&A, July 1998 to
Director, Senior       present; Director (since August 1997), Senior Vice President and General Counsel of
Vice President and     Pacific Life Insurance Company; Senior Vice President and General Counsel of Pacific
General Counsel        LifeCorp, August 1997 to present; Senior Vice President and General Counsel of
                       Pacific Mutual Holding Company, August 1997 to present; Director of: Association of
                       California Life and Health Insurance Companies and Association of Life Insurance
                       Counsel.

Audrey L. Milfs        Director, Vice President (since February 1999) and Secretary of PL&A; Director
Director, Vice         (since August 1997), Vice President and Corporate Secretary of Pacific Life
President and          Insurance Company; Vice President and Corporate Secretary of Pacific LifeCorp,
Secretary              August 1997 to present; Vice President and Corporate Secretary of Pacific Mutual
                       Holding Company, August 1997 to present; Secretary of Pacific Select Fund; similar positions with other affiliated companies of Pacific Life Insurance Company.

Glenn S. Schafer       Director of PL&A; Director (since November 1994) and President (since January 1995)
Director               of Pacific Life Insurance Company; Executive Vice President and Chief Financial
                       Officer of Pacific Life Insurance Company, April 1991 to January 1995; Director and
                       President of Pacific LifeCorp, August 1997 to present; Director and President of
                       Pacific Mutual Holding Company, August 1997 to present; President (since February
                       1999) and Former Trustee of Pacific Select Fund; Management Board Member of PIMCO
                       Advisors L.P., December 1997 to present; Former Equity Board Member of PIMCO
                       Advisors L.P.; Former Director of Pacific Corinthian Life Insurance Company; and
                       similar positions with other affiliated companies of Pacific Life Insurance Company.

Khanh T. Tran          Senior Vice President (since February 1999) and Chief Financial Officer of PL&A;
Senior Vice            Director (since August 1997), Senior Vice President and Chief Financial Officer of
President and Chief    Pacific Life Insurance Company, June 1996 to present; Vice President and Treasurer
Financial Officer      of Pacific Life, November 1991 to June 1996; Senior Vice President and Chief
                       Financial Officer of Pacific LifeCorp, August 1997 to present; Senior Vice President and Chief Financial Officer of Pacific Mutual Holding Company, August 1997 to
                       present; Senior Vice President and Chief Financial Officer of other affiliated companies of Pacific Life Insurance Company.

Lynn C. Miller         Executive Vice President of PL&A, July 1998 to present; Executive Vice President of
Executive Vice         Pacific Life Insurance Company, January 1995 to present; Senior Vice President of
President              Pacific Life Insurance Company 1989 to 1995.

Brian D. Klemens       Vice President and Treasurer of PL&A, February 1999 to present; Vice President and
Vice President and     Treasurer of Pacific Life Insurance Company, December 1998 to present; Assistant
Treasurer              Vice President, Accounting and Assistant Controller of Pacific Life Insurance
                       Company, April 1994 to December 1998; Vice President and Treasurer of Pacific
                       LifeCorp, June 1999 to present; Vice President and Treasurer of Pacific Mutual
                       Holding Company, June 1999 to present; Vice President and Treasurer of other affiliated companies of Pacific Life Insurance Company.

                                                                                                          59

ABOUT PL&A

                                              --------------------------------------------------------------------------------

Financial statements                          The next several pages contain the audited financial statements-statutory basis for PM Group Life Insurance Company of December 31, 1998 and 1997 and for the
                                              two years ended December 31, 1998, which are included in this prospectus only so you can assess our ability to meet our obligations under the policies.

                                              Unaudited financial statements-statutory basis for PL&A as of June 30, 1999 and for the 6 months ended June 30, 1999 and 1998 are also included.

                                              --------------------------------------------------------------------------------

Experts                                       The audited financial statements-statutory basis for PM Group Life Insurance
                                              Company as of December 31, 1998 and 1997 and for the two years ended December 31,
                                              1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                        PM GROUP LIFE INSURANCE COMPANY

      Financial Statements - Statutory Basis as of and for the years ended
                           December 31, 1998 and 1997
                        and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

PM Group Life Insurance Company:

We have audited the accompanying statements of admitted assets, liabilities and capital and surplus - statutory basis of PM Group Life Insurance Company (the "Company") as of December 31, 1998 and 1997, and the related statements of operations - statutory basis, capital and surplus - statutory basis, and cash flows - statutory basis for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Arizona which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PM Group Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of PM Group Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 22, 1999

                        PM Group Life Insurance Company

                         STATEMENTS OF ADMITTED ASSETS,
              LIABILITIES AND CAPITAL AND SURPLUS-STATUTORY BASIS

                                                           December 31,
                                                           1998     1997
--------------------------------------------------------------------------
                                                          (In Thousands)
ADMITTED ASSETS
Bonds                                                    $217,096 $227,199
Preferred stocks                                            5,662    5,215
Common stocks                                              17,372    9,419
Mortgage loans                                             11,118   14,079
Real estate                                                            687
Cash and short-term investments                            36,922   33,185
Premiums due and uncollected                               26,186   25,635
Other assets                                               23,555   22,761
--------------------------------------------------------------------------
TOTAL ADMITTED ASSETS                                    $337,911 $338,180
--------------------------------------------------------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy reserves                                        $119,743 $126,716
  Policy benefits payable                                  83,792   85,338
  Deposit funds                                             7,748    9,882
  Accrued general expenses                                 11,640   13,193
  Other liabilities                                        31,027   24,521
  Asset valuation reserve                                   7,262    6,870
--------------------------------------------------------------------------
TOTAL LIABILITIES                                         261,212  266,520
--------------------------------------------------------------------------
Capital and Surplus:
  Common stock - $1 par value; 5 million shares
   authorized; 2.9 million shares issued and outstanding    2,900    2,900
  Paid-in surplus                                          37,607   37,607
  Unassigned surplus                                       36,192   31,153
--------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                  76,699   71,660
--------------------------------------------------------------------------
TOTAL LIABILITIES AND CAPITAL AND SURPLUS                $337,911 $338,180
--------------------------------------------------------------------------

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                    STATEMENTS OF OPERATIONS-STATUTORY BASIS

                                     Years Ended December 31,
                                         1998          1997
---------------------------------------------------------------
                                          (In Thousands)
REVENUES
Premiums                             $    499,481  $    439,629
Net investment income                      23,795        23,143
Other income                                4,510         2,695
---------------------------------------------------------------
TOTAL REVENUES                            527,786       465,467
---------------------------------------------------------------
BENEFITS AND EXPENSES
Current and future policy benefits        404,671       330,435
Operating expenses                        114,774       110,288
---------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES               519,445       440,723
---------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES          8,341        24,744
Federal income taxes                        2,237         8,581
---------------------------------------------------------------
NET GAIN FROM OPERATIONS                    6,104        16,163
Net realized capital gains (losses)        (1,014)        1,228
---------------------------------------------------------------
NET INCOME                           $      5,090  $     17,391
---------------------------------------------------------------

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

               STATEMENTS OF CAPITAL AND SURPLUS-STATUTORY BASIS

                            Common Stock
                            ------------- Paid-in Unassigned
                            Shares Amount Surplus  Surplus    Total
----------------------------------------------------------------------
                                         (In Thousands)
BALANCES,
 JANUARY 1, 1997            2,900  $2,900 $37,607  $ 22,685  $ 63,192
Net income                                           17,391    17,391
Dividend paid to parent                             (14,000)  (14,000)
Other surplus transactions                            5,077     5,077
----------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997          2,900   2,900  37,607    31,153    71,660
Net income                                            5,090     5,090
Other surplus transactions                              (51)      (51)
----------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1998          2,900  $2,900 $37,607  $ 36,192  $ 76,699
----------------------------------------------------------------------

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                    STATEMENTS OF CASH FLOWS-STATUTORY BASIS

                           Years Ended December 31,
                               1998          1997
------------------------------------------------------
                                (In Thousands)
CASH FLOWS FROM OPERATING
 ACTIVITIES
Receipts
  Premiums                 $    500,017  $    444,232
  Net investment income          22,048        21,363
  Other, net                      3,238         8,598
Payments
  Policy benefit payments      (408,288)     (326,113)
  Operating expenses           (117,981)     (106,716)
  Federal income taxes           (3,377)       (9,688)
------------------------------------------------------
NET CASH PROVIDED BY
 (USED IN) OPERATING AC-
 TIVITIES                        (4,343)       31,676
------------------------------------------------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
Proceeds
  Bonds                          72,754        56,909
  Stocks                          3,736         3,768
  Mortgage loans                  3,274         2,469
  Other                           8,180         2,623
Payments for the
 purchases of
  Bonds                         (63,816)      (79,015)
  Stocks                         (7,608)       (3,300)
  Other                          (8,440)       (7,649)
------------------------------------------------------
NET CASH PROVIDED BY
 (USED IN) INVESTING AC-
 TIVITIES                         8,080       (24,195)
------------------------------------------------------
CASH FLOWS FROM FINANCING
 ACTIVITIES
Dividend paid to parent                       (14,000)
------------------------------------------------------
Change in cash and short-
 term investments                 3,737        (6,519)
Cash and short-term in-
 vestments, beginning of
 year                            33,185        39,704
------------------------------------------------------
CASH AND SHORT-TERM IN-
 VESTMENTS, END OF YEAR    $     36,922  $     33,185
------------------------------------------------------

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   DESCRIPTION OF BUSINESS

   PM Group Life Insurance Company ("PM Group") is a stock life insurance company domiciled in the State of Arizona, and a wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"), formerly Pacific Mutual Life Insurance Company ("Pacific Mutual"). PM Group offers group health, dental and life products to three principal market segments in the United States. Its Group Employee Benefits Operation serves larger employer groups of fifty or more lives, while the Multiple Employer Trust unit insures smaller employer groups with less than fifty lives per group. The Pacific Risk Management Services unit offers stop loss and life products to self-funded plan sponsors.

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life. Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life.

   BASIS OF PRESENTATION

   These financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona, which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Accounting practices prescribed or permitted by the Insurance Department of the State of Arizona differ in certain respects, which in some cases are materially different from GAAP. The significant differences are noted below:

      An interest maintenance reserve ("IMR") is established to capture realized investment gains and losses, net of tax, on the sale of fixed income investments resulting from changes in the general level of interest rates, and is amortized into income over the remaining years to expected maturity of the assets sold under statutory accounting practices; no such reserve is required under GAAP.

      An asset valuation reserve ("AVR"), based upon a formula prescribed by the NAIC, is established as a liability to offset potential non-interest related investment losses, and changes in the AVR are charged or credited directly to surplus under statutory accounting practices; no such reserve is required under GAAP.

      Investments in bonds and preferred stocks are generally carried at amortized cost under statutory accounting practices; under GAAP, investments in bonds and preferred stocks, other than those classified as held to maturity, are carried at estimated fair value.

      Certain assets, principally deferred income taxes and furniture and equipment, are designated as non admitted and excluded from assets by a direct charge to surplus under statutory accounting practices; under GAAP, such assets are carried on the statement of financial condition with appropriate valuation allowances.

   In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices and it is uncertain when, or if, the state of Arizona will require adoption of Codification for the preparation of statutory financial statements. PM Group has not finalized the quantification of the effects of Codification on its statutory financial statements.

   The following is a reconciliation of statutory capital and surplus, as reflected in the accompanying financial statements, to stockholder's equity on a GAAP basis:

                                                         December 31,
                                                       1998       1997
                                                    --------------------
                                                        (In Thousands)
         Statutory capital and surplus as reported
          herein                                     $ 76,699   $ 71,660
           Non admitted deferred income tax            19,383     16,632
           Asset valuation reserve                      7,262      6,870
           Unrealized gain on securities                3,874     18,740
           Other non admitted assets                    2,309      3,102
           Interest maintenance reserve                 1,389      1,186
           Deferred tax on unrealized gains on
            securities                                 (4,877)    (9,380)
           Other                                       (1,891)    (2,084)
                                                    --------------------
         Stockholder's equity - GAAP basis           $104,148   $106,726
                                                    --------------------

   There were no significant differences between statutory net income of $5.1 million and GAAP net income of $5.8 million for the year ended December 31, 1998 and statutory net income of $17.4 million and GAAP net income of $17.3 million for the year ended December 31, 1997.

   PM Group's significant statutory accounting practices are described below.

   INVESTMENTS

   Bonds qualifying for amortization are carried at amortized cost; all other bonds are carried at prescribed values. Preferred stocks are principally stated at amortized cost. Common stocks are carried at market value.

   Mortgage loans are stated at unpaid principal balances. Real estate is valued at the lower of depreciated cost or market, less related mortgage debt. Real estate is depreciated using the straight-line method over 5 to 30 years.

   Short-term investments are carried at amortized cost which approximates estimated fair value. Short-term investments generally consist of bonds, commercial paper and money market instruments whose maturities at the time of acquisition were one year or less.

   The AVR is computed in accordance with a prescribed formula and is designed to stabilize surplus against valuation and credit-related losses for certain invested assets. Changes to the AVR are reported as direct additions to, or deductions from, surplus. The IMR results in the deferral of after-tax realized capital gains and losses attributable to interest rate fluctuations on fixed income investments. These capital gains and losses are amortized into investment income over the remaining life of the investment sold. The IMR of $1.4 million and $1.2 million as of December 31, 1998 and 1997, respectively, is included in other liabilities on the accompanying statements of admitted assets, liabilities and capital and surplus - statutory basis.

   Net realized capital gains and losses are determined on the specific identification method and are presented net of Federal capital gains tax and transfers to the IMR.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   Derivatives are used principally for hedging purposes and are valued consistently with the hedged items.

   POLICY RESERVES AND DEPOSIT FUNDS

   Medical expense claim reserves are based on PM Group's actual loss experience. Life insurance reserves, including premium waivers, are based on various tabular methods and actual loss experience. Disabled life reserves are determined using various tabular reserve methods.

   The liability for deposit funds is based primarily on the policyholders' equity in their deposit accounts, including credited interest.

   REVENUES AND EXPENSES

   Premiums are recognized as revenue over the premium paying period. Investment income is recorded as earned.

   Expenses, including policy acquisition costs, and Federal income taxes are charged to operations as incurred.

   FEDERAL INCOME TAXES

   PM Group's operations are included in the consolidated Federal income tax return of PMHC, PM Group's ultimate parent. PM Group is allocated an income tax expense based on the effect of including its operations in the consolidated provision. Deferred taxes are provided for as permitted by the Insurance Department of the State of Arizona. The net deferred tax asset is non admitted. This practice has no effect on total surplus.

   OTHER SURPLUS TRANSACTIONS

   Other surplus transactions primarily consist of unrealized capital gains and losses, changes in non admitted assets and change in the AVR.

   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value of financial instruments disclosed in Notes 2 and 3 has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts PM Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

   RISK-BASED CAPITAL

   Risk-based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company's actual capital is measured by comparing it to the risk-based capital as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 1998 and 1997, PM Group exceeded the minimum risk-based capital requirements.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

   BUSINESS RISKS

   PM Group operates in a business environment which is subject to various risks and uncertainties. PM Group's group health insurance is subject to varying levels of regulation. The United States Congress has, from time to time, considered various health care proposals and several states have enacted health care reform legislation. Although it is not possible to predict what changes may be adopted at the state or Federal level, certain changes could have a negative impact upon the group health business of PM Group.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by regulatory authorities requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the 1998 financial statement presentation.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

2. INVESTMENTS IN DEBT SECURITIES

   The statement value, gross unrealized gains and losses, and estimated fair value of debt securities are shown below. Debt securities include bonds, redeemable preferred stocks and short-term investments. Short-term investments amounted to $38.0 million and $31.1 million as of December 31, 1998 and 1997, respectively. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. PM Group also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                Gross Unrealized
                                      Statement ---------------- Estimated
                                        Value    Gains   Losses  Fair Value
                                      -------------------------------------
                                                 (In Thousands)
    December 31, 1998:
    ------------------
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies         $  6,145    $  114  $    3  $  6,256
    Obligations of states, political
     subdivisions and foreign
     governments                         8,409       345      16     8,738
    Corporate securities               157,844     3,189     952   160,081
    Mortgage-backed and asset-backed
     securities                         82,730     1,462     225    83,967
    Redeemable preferred stock           4,862       165       6     5,021
                                      -------------------------------------
    Total                             $259,990    $5,275  $1,202  $264,063
                                      -------------------------------------
    December 31, 1997:
    ------------------
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies         $  5,907   $    56          $  5,963
    Obligations of states, political
     subdivisions and foreign
     governments                         7,605       228             7,833
    Corporate securities               143,201    20,115    $429   162,887
    Mortgage-backed and asset-backed
     securities                        101,613     1,591     274   102,930
    Redeemable preferred stock           5,203       165     193     5,175
                                      -------------------------------------
    Total                             $263,529   $22,155    $896  $284,788
                                      -------------------------------------

   The carrying value and estimated fair value of debt securities as of December 31, 1998, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Statement  Estimated
                                                     Value    Fair Value
                                                   ---------------------
                                                       (In Thousands)
      Due in one year or less                      $ 55,829    $ 55,837
      Due after one year through five years          95,381      96,983
      Due after five years through ten years         20,987      21,652
      Due after ten years                             5,063       5,624
                                                   ---------------------
                                                    177,260     180,096
      Mortgage-backed and asset-backed securities    82,730      83,967
                                                   ---------------------
      Total                                        $259,990    $264,063
                                                   ---------------------

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

2. INVESTMENTS IN DEBT SECURITIES (Continued)

   Proceeds from sales of investments in debt securities were $35.8 million and $39.0 million for the years ended December 31, 1998 and 1997, respectively. Gross gains of $3.0 million and $16,000 and gross losses of $0 and $715,000 were realized on those sales for the years ended December 31, 1998 and 1997, respectively.

3. FINANCIAL INSTRUMENTS

   The estimated fair values of PM Group's financial instruments, including debt securities (Note 2), are as follows:

                                       December 31, 1998     December 31, 1997
                                       -----------------     -----------------
                                     Statement  Estimated   Statement Estimated
                                       Value    Fair Value    Value   Fair Value
                                     -------------------------------------------
                                                  (In Thousands)
      Assets:
        Debt securities               $259,990   $264,063   $263,529   $284,788
        Preferred and common stocks     18,172     18,172      9,431      9,445
        Mortgage loans                  11,118     12,396     14,079     15,775
      Liabilities:
        Deposit funds                    7,748      7,748      9,882      9,882
        Derivative financial
         instrument:
          Asset swap contract                                            (2,327)

   The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 1998 and 1997:

   PREFERRED AND COMMON STOCKS

   The estimated fair values are based on quoted market prices or dealer quotes.

   MORTGAGE LOANS

   The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

   DERIVATIVE FINANCIAL INSTRUMENT

   PM Group used an asset swap contract to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for fixed income streams. The amounts to be received or paid pursuant to the agreement are accrued and recognized through an adjustment to net investment income in the accompanying statements of operations - statutory basis over the life of the agreement. The asset swap contract matured during 1998. As of December 31, 1997 the asset swap contract had a notional principal amount of $5.0 million.

   DEPOSIT FUNDS

   The estimated fair value of deposit funds with no defined maturities is the amount payable on demand.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

4. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

   Activity in the liability for unpaid claims and claim adjustment expenses, which is included in both policy reserves and policy benefits payable on the accompanying statements of admitted assets, liabilities and capital and surplus - statutory basis, is summarized as follows:

                                              Years Ended
                                              December 31,
                                            1998      1997
                                          ------------------
                                            (In Thousands)
        Balance at January 1              $139,533  $118,712
          Less reinsurance recoverables        755     1,009
                                          ------------------
        Net balance at January 1           138,778   117,703
                                          ------------------
        Incurred related to:
          Current year                     415,300   350,231
          Prior years                      (18,282)  (17,973)
                                          ------------------
        Total incurred                     397,018   332,258
                                          ------------------
        Paid related to:
          Current year                     305,894   241,508
          Prior years                       93,596    68,920
                                          ------------------
        Total paid                         399,490   310,428
                                          ------------------
        Net balance at December 31         136,306   139,533
          Plus reinsurance recoverables        119       755
                                          ------------------
        Balance at December 31            $136,425  $140,288
                                          ------------------

   As a result of payment of prior years estimated claims, the provision for claims and claim adjustment expenses decreased by $18.3 million and $18.0 million for the years ended December 31, 1998 and 1997, respectively. This reduction is primarily due to lower than anticipated settlement of claims and reduced claim adjustment expenses.

5. RELATED PARTY TRANSACTIONS

   Pacific Life provides services of certain management and other personnel, and other support services to PM Group. Services provided include employee participation in a pension plan and postretirement health care and life insurance plans maintained by Pacific Life. Charges for these services amounted to $12.1 million and $13.1 million for the years ended December 31, 1998 and 1997, respectively, and are included in operating expenses on the accompanying statements of operations - statutory basis.

   PM Group permits certain officers and employees to defer a portion of current cash compensation under a deferred compensation plan maintained by Pacific Life. Interest accrued to this plan amounted to $312,375 and $252,886 for the years ended December 31, 1998 and 1997, respectively.

   Under a reinsurance and service agreement, which terminated on January 1, 1999, PM Group assumed substantially all of Pacific Life's group life and health insurance. Premiums of $99.6 million and $98.6 million and benefits of $95.1 million and $82.1 million were assumed for the years ended December 31, 1998 and 1997, respectively. Amounts receivable under this agreement were $25.0 million and $16.8 million as of December 31, 1998 and 1997, respectively.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

6. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS

   PM Group participates in a defined benefit health care plan and a defined benefit life insurance plan (the "Plans") sponsored by Pacific Life that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life's commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

   Pacific Life and PM Group utilize the accrual method of accounting for the costs of the Plans as prescribed by the Insurance Departments of the States of California and Arizona, respectively. PM Group has elected to amortize the transition obligation, which has been allocated from Pacific Life, of $3.7 million over twenty years. The transition obligation amortization amounted to $183,000 for each of the years ended December 31, 1998 and 1997.

7. DIVIDEND RESTRICTIONS

   Dividend payments by PM Group to its parent cannot exceed the lesser of 10% of surplus as regards to policyholders or the statutory net gain from operations, without prior approval from the Insurance Commissioner of the State of Arizona. During 1997, PM Group received approval to pay an extraordinary dividend in excess of these limitations. For the year ended December 31, 1997, PM Group paid a dividend of $14.0 million, of which $8.0 million was considered extraordinary. No dividends were paid during 1998. During 1999, PM Group can pay dividends amounting to approximately
   $6.1 million without prior approval from the Insurance Commissioner of the State of Arizona.

8. COMMITMENTS

   PM Group has outstanding commitments to make investments in bonds and limited partnerships as follows (In Thousands):


         Year Ending December 31:
         -----------------------
              1999                     $ 6,248
              2000-2003                 18,657
              2004 and thereafter        5,370
                                       -------
              Total                    $30,275
                                       -------

   PM Group leases office facilities under various non-cancelable operating leases. Aggregate minimum future commitments are as follows (In Thousands):

         Year Ending December 31:
         -----------------------
              1999                     $2,190
              2000                      1,872
              2001                      1,443
              2002                      1,328
                                       ------
            Total                      $6,833
                                       ------

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

9.  LITIGATION

    PM Group is a respondent in a number of legal proceedings, some of which involve extra-contractual damages. In the opinion of management, the outcome of these proceedings is not likely to have a material adverse effect on the financial position of PM Group.

10. SUBSEQUENT EVENT

    PM Group is in the process of requesting from the New York Insurance Department authority to transact business in the State of New York. In connection with this request, the Insurance Department of the State of Arizona has approved the amendment of PM Group's certificate of authority to allow the sale of variable annuities and variable life insurance. PM Group is awaiting approval of its name change to Pacific Life & Annuity Company.

    ----------------------------------------------------------------------------

                         PACIFIC LIFE & ANNUITY COMPANY

                     Financial Statements - Statutory Basis

                 as of June 30, 1999 and December 31, 1998

             and for the Six Months ended June 30, 1999 and 1998

                         Pacific Life & Annuity Company

                         STATEMENTS OF ADMITTED ASSETS,
              LIABILITIES AND CAPITAL AND SURPLUS-STATUTORY BASIS

                                                 June 30,
                                                   1999     December 31,
                                                (Unaudited)     1998
------------------------------------------------------------------------
                                                     (In Thousands)
ADMITTED ASSETS
Bonds                                            $214,817     $217,096
Preferred stocks                                    5,676        5,662
Common stocks                                      11,905       17,372
Mortgage loans                                      4,807       11,118
Cash and short-term investments                   118,243       36,922
Other invested assets                              20,931       16,460
Premiums due and uncollected                       19,393       26,186
Other assets                                       12,008        7,095
------------------------------------------------------------------------
TOTAL ADMITTED ASSETS                            $407,780     $337,911
------------------------------------------------------------------------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy reserves                                $114,626     $119,743
  Policy benefits payable                          65,294       83,792
  Deposit funds                                     6,569        7,748
  Accrued general expenses                          2,643       11,640
  Other liabilities                                30,727       31,027
  Asset valuation reserve                           5,106        7,262
------------------------------------------------------------------------
TOTAL LIABILITIES                                 224,965      261,212
------------------------------------------------------------------------
Capital and Surplus:
  Common stock - $1 par value; 5 million shares
   authorized; 2.9 million shares issued and
   outstanding                                      2,900        2,900
  Paid-in surplus                                 134,607       37,607
  Unassigned surplus                               45,308       36,192
------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                         182,815       76,699
------------------------------------------------------------------------
TOTAL LIABILITIES AND CAPITAL AND SURPLUS        $407,780     $337,911
------------------------------------------------------------------------

See Notes to Financial Statements - Statutory Basis

                      Pacific Life & Annuity Company

                 STATEMENTS OF OPERATIONS-STATUTORY BASIS

                                (Unaudited)

                                                                    Six Months Ended
                                                                        June 30,
                                                                      1999     1998
-------------------------------------------------------------------------------------
                                                                     (In Thousands)
REVENUES
Premiums and other income                                           $186,467 $250,119
Net investment income                                                 11,422   12,945
-------------------------------------------------------------------------------------
TOTAL REVENUES                                                       197,889  263,064
-------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Current and future policy benefits                                   139,234  197,429
Operating expenses                                                    45,172   58,235
-------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                          184,406  255,664
-------------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                                    13,483    7,400
Federal income taxes                                                   4,670    2,553
-------------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                               8,813    4,847
Net realized capital gains                                             2,576      491
-------------------------------------------------------------------------------------
NET INCOME                                                          $ 11,389 $  5,338
-------------------------------------------------------------------------------------

See Notes to Financial Statements - Statutory Basis

                      Pacific Life & Annuity Company

             STATEMENTS OF CAPITAL AND SURPLUS-STATUTORY BASIS

                            Common Stock
                            ------------- Paid-in  Unassigned
                            Shares Amount Surplus   Surplus    Total
-----------------------------------------------------------------------
                                          (In Thousands)
BALANCES,
 JANUARY 1, 1998            2,900  $2,900 $ 37,607  $31,153   $ 71,660
Net income                                            5,090      5,090
Other surplus transactions                              (51)       (51)
-----------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1998          2,900   2,900   37,607   36,192     76,699
Net income                                           11,389     11,389
Capital contribution                        97,000              97,000
Other surplus transactions                           (2,273)    (2,273)
-----------------------------------------------------------------------
BALANCES (Unaudited),
 JUNE 30, 1999              2,900  $2,900 $134,607  $45,308   $182,815
-----------------------------------------------------------------------

See Notes to Financial Statements - Statutory Basis

                         Pacific Life & Annuity Company

                    STATEMENTS OF CASH FLOWS-STATUTORY BASIS
                                  (Unaudited)

                                                       Six Months Ended
                                                           June 30,
                                                        1999       1998
---------------------------------------------------------------------------
                                                        (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts
  Premiums                                            $ 193,135  $ 245,757
  Net investment income                                  10,472     12,911
Payments
  Policy benefit payments                              (163,243)  (190,652)
  Operating expenses                                    (54,688)   (63,058)
  Federal income taxes paid                              (3,675)    (2,186)
  Other, net                                                (60)    (8,777)
---------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                   (18,059)    (6,005)
---------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                  33,568     44,810
  Stocks                                                  4,825        949
  Mortgage loans                                          6,601        602
  Other                                                   1,968      5,663
Payments for the purchase of
  Bonds                                                 (32,317)   (34,980)
  Other                                                 (12,265)    (5,200)
---------------------------------------------------------------------------
NET CASH PROVIDED BY INVESTING ACTIVITIES                 2,380     11,844
---------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
Capital contribution                                     97,000
---------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                97,000
---------------------------------------------------------------------------
Increase in cash and short-term investments              81,321      5,839
Cash and short-term investments, beginning of period     36,922     33,185
---------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD        $ 118,243  $  39,024
---------------------------------------------------------------------------

See Notes to Financial Statements - Statutory Basis

                      Pacific Life & Annuity Company

               NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

                                (Unaudited)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

   DESCRIPTION OF BUSINESS

   Pacific Life & Annuity Company ("PL&A"), formerly PM Group Life Insurance Company ("PM Group"), is a stock life insurance company domiciled in the State of Arizona, and a wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). PL&A offers group health, dental, vision, accidental death & dismemberment, critical illness and life products to three principal market segments in the United States. Its Group Employee Benefits Operation primarily serves labor-management groups and unions with 300 or more participants and other employer groups with fifty or more employees. The Multiple Employer Trust unit insures smaller employer groups with less than fifty lives per group. The Pacific Risk Management Services unit offers stop loss and life products to self-funded plan sponsors.

   BASIS OF PRESENTATION

   The information set forth in the statement of admitted assets, liabilities and capital and surplus - statutory basis as of June 30, 1999 and the statements of operations - statutory basis and of cash flows - statutory basis for the six months ended June 30, 1999 and 1998 is unaudited. The June 30, 1999 and 1998 information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of PL&A for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. It is suggested that these unaudited financial statements be read in conjunction with the audited financial statements for the years ended December 31, 1998 and 1997.

   These financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona, which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Accounting practices prescribed or permitted by the Insurance Department of the State of Arizona differ in certain respects, which in some cases may be material from GAAP. GAAP stockholder's equity as of June 30, 1999 and December 31, 1998 was $206.5 million and $104.1 million, respectively, compared to statutory capital and surplus as included herein of $182.8 million and $76.7 million, respectively. GAAP net income for the six months ended June 30, 1999 and 1998 was $10.1 million and $5.7 million, respectively, compared to statutory net income included herein of $11.4 million and $5.3 million, respectively.

                      Pacific Life & Annuity Company

               NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

                                (Unaudited)

2. OTHER MATTERS

   During the first quarter of 1999, PL&A discontinued sales of medical insurance plans to companies with more than one hundred employees. Effective January 1, 1999, PL&A also terminated a reinsurance agreement with Pacific Life. The reinsurance agreement reinsured a substantial portion of group operations business written under Pacific Life's name to PL&A.

   During the first quarter of 1999, PL&A received approval from the Insurance Department of the State of Arizona to change its name from PM Group to PL&A and to amend PL&A's certificate of authority to allow the sale of variable annuities and variable life insurance. During the second quarter of 1999, PL&A received approval from the New York Insurance Department to transact business in the state of New York. Certain product approvals are still pending.

   ----------------------------------------------------------------------------

ILLUSTRATIONS

                                              -----------------------------------------------------------------------------------

  If you ask us, we'll provide you with       Illustrations 1 through 14, which appear on the following pages, illustrate how
  different kinds of illustrations:           the death benefit, accumulated value and net cash surrender value of a hypothetical policy may vary over an extended period of time, based on certain
 . Illustrations similar to the ones in        hypothetical rates of return.
  this prospectus, but based on information
  you give us about the age of the person     These illustrations are based on a hypothetical policy with the following
  to be insured by the policy, their risk     characteristics:
  class, the face amount, the death benefit
  and premium payments.                       . the annual premium is $10,000
                                              . on the policy date, the person insured by the policy is a 45-year old male
 . Illustrations that show the allocation of     select non-smoker
  premium payments to specified variable
  accounts. These will reflect the expenses   The death benefit option, death benefit qualification test and the cost of
  of the portfolio of the fund in which the   insurance rates vary by illustration, as follows:
  variable account invests.
                                              -----------------------------------------------------------------------------------
 . Illustrations that use a hypothetical             Face amount        Death benefit  Qualification test   Cost of insurance rate
  gross rate of return that's greater than    -----------------------------------------------------------------------------------
  12%. These are available only to certain    Illustration 1  $451,940   Option A     Guideline premium          Current
  large institutional investors.              Illustration 2  $451,940   Option A     Guideline premium          Guaranteed
                                              Illustration 3  $181,828   Option B     Guideline premium          Current
                                              Illustration 4  $181,828   Option B     Guideline premium          Guaranteed
                                              Illustration 5  $451,940   Option C     Guideline premium          Current
                                              Illustration 6  $451,940   Option C     Guideline premium          Guaranteed
                                              Illustration 7  $451,940   Option A     Cash value accumulation    Current
                                              Illustration 8  $451,940   Option A     Cash value accumulation    Guaranteed
                                              Illustration 9  $181,828   Option B     Cash value accumulation    Current
                                              Illustration 10 $181,828   Option B     Cash value accumulation    Guaranteed
                                              Illustration 11 $451,940   Option C     Cash value accumulation    Current
                                              Illustration 12 $451,940   Option C     Cash value accumulation    Guaranteed
                                              Illustration 13 $451,940   Option A     Guideline premium          Current
                                              Illustration 14 $451,940   Option A     Guideline premium          Guaranteed

                                              Assumptions
                                              Here are the assumptions we're using:

                                              . The hypothetical rates of return are equal to constant gross annual rates of
                                                0%, 6% and 12%.

                                              . All premium payments are made at the beginning of the policy year.

                                              . An amount equal to the annual premium, after taxes, is invested to earn interest at 5% compounded annually for the second column of each table, Total premiums paid plus interest at 5%, which shows the amount that would accumulate.

                                              . No policy loans have been taken out.

                                              . The amounts shown for the death benefits, accumulated values and net cash surrender values reflect charges deducted from the variable accounts. This means that the net investment return on the variable accounts is lower than the gross investment return on the assets.

                                              . The amounts shown for the death benefits, accumulated values and net cash surrender values also reflect premium loads, cost of insurance, administrative charges, mortality and expense risk charges, and surrender charges.

                                              . Illustrations 1 through 12 assume total annual advisory fees and expenses of
The fund's investment advisory fees and         .77% of total average daily net assets of the fund. This reflects average
expenses are shown in An overview of            advisory fees of .69% and average expenses of .08% based upon fees and expenses
Pacific Select Exec II - NY.                    of portfolios available as investment options under the policy.

                                                                                                                             83

ILLUSTRATIONS

                                              . Illustrations 13 and 14 assume total annual advisory fees and expenses of .72%
                                                of total average daily net assets of the fund. This reflects weighted average advisory fees of .65% and weighted average expenses of .08% based upon fees and expenses of portfolios available as investment options under the policy.

                                              . There are no charges against the variable accounts for income taxes but we reserve the right to impose charges in the future.

                                              Things to keep in mind
                                              Here are a few things to keep in mind when reviewing the illustrations:

                                              . The values shown would be different if, although the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, they also rose above or fell below those averages for individual policy years.

                                              . After we've deducted the charges and fund expenses described in the assumptions above, the illustrated gross annual investment rates of return of
                                                0%, 6% and 12% correspond to approximate net annual rates of return of -.77%,
                                                5.18%, and 11.14% for illustrations 1 through 12 and -.72%, 5.24%, and 11.19%
                                                for illustrations 13 and 14.

                                              . The amounts shown would be different if unisex insurance rates were used or if the people insured by the policy were females and insurance rates for females were used.

                                              . For the illustrations that assume current cost of insurance rates, the amounts shown would be different if either person insured by the policy was a smoker and rates for smokers were used.

                                              . The fund expenses used in the illustrations do not include foreign taxes.
                                                Here's what foreign taxes were for the year ended December 31, 1998:

                                              -------------------------------------------------
                                                                          Percentage of average
                                              Portfolio                   daily net assets
                                              -------------------------------------------------
                                              Aggressive Equity           0.01%
                                              Growth LT                   0.01%
                                              Equity Income               0.01%
                                              Equity Index                0.01%
                                              International               0.23%
                                              Emerging Markets            0.26%
                                              -------------------------------------------------

                                              ----------------------------------------------------------------------------

                                              Illustration 1
                                              Death benefit Option A and guideline premium test at current cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:A
                                              GUIDELINE PREMIUM TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ----------------------------------------------------------------------------
Flexible premium                                         Total
variable universal life                                  premiums           End of year DEATH BENEFIT assuming
Illustration of death benefits, accumulated   End of     paid plus          hypothetical gross annual investment
values and net cash surrender values.         policy     interest at        return of
                                              year          5%                 0%               6%                 12%
All premium payments are illustrated as       ----------------------------------------------------------------------------
if made at the beginning of the policy         1           $10,500          $451,940         $451,940             $451,940
year.                                          2           $21,525          $451,940         $451,940             $451,940
                                               3           $33,101          $451,940         $451,940             $451,940
This illustration assumes no policy loans      4           $45,256          $451,940         $451,940             $451,940
or partial withdrawals have been made.         5           $58,019          $451,940         $451,940             $451,940
                                               6           $71,420          $451,940         $451,940             $451,940
The death benefits, accumulated values and     7           $85,491          $451,940         $451,940             $451,940
cash surrender values will differ if           8          $100,266          $451,940         $451,940             $451,940
premiums are paid in different amounts         9          $115,779          $451,940         $451,940             $451,940
or frequencies.                               10          $132,068          $451,940         $451,940             $451,940
                                              15          $226,575          $451,940         $451,940             $451,940
The hypothetical investment rates shown       20          $347,193          $451,940         $451,940             $640,342
above and elsewhere in this prospectus        25          $501,135          $451,940         $451,940           $1,094,265
are illustrative only and should not be       30          $697,608          $451,940         $564,267           $1,760,824
interpreted as a representation of past       35          $948,363          $451,940         $762,929           $2,972,033
or future investment results. Actual          ----------------------------------------------------------------------------
rates of return may be more or less than               End of year                        End of year
those shown and will depend on a number                ACCUMULATED VALUE                  NET CASH SURRENDER VALUE
of factors, including the investment          End of   assuming hypothetical gross        assuming hypothetical gross
allocations made to variable accounts by      policy   annual investment return of        annual investment return of
the owner and the experience of the           year        0%         6%         12%          0%         6%           12%
accounts. No representation can be made       ----------------------------------------------------------------------------
by us, the separate account or the fund        1         $6,950     $7,431       $7,914     $1,235     $1,716       $2,198
that these hypothetical rates of return        2        $13,725    $15,120      $16,574     $8,010     $9,404      $10,859
can be achieved for any one year or            3        $20,408    $23,161      $26,151    $14,692    $17,445      $20,436
sustained over any period of time.             4        $26,996    $31,583      $36,763    $21,280    $25,868      $31,048
                                               5        $33,502    $40,411      $48,527    $27,787    $34,696      $42,812
This is an illustration only. An               6        $39,929    $49,667      $61,573    $34,903    $44,642      $56,547
illustration is not intended to predict        7        $46,275    $59,374      $76,044    $42,506    $55,605      $72,275
actual performance. Interest rates,            8        $52,542    $69,556      $92,102    $50,029    $67,043      $89,590
dividends, and values set forth in the         9        $58,731    $80,238     $109,928    $57,475    $78,982     $108,671
illustration are not guaranteed.              10        $64,842    $91,449     $129,721    $64,842    $91,449     $129,721
                                              15        $98,926   $162,644     $275,421    $98,926   $162,644     $275,421
                                              20       $129,767   $254,085     $524,871   $129,767   $254,085     $524,871
                                              25       $154,648   $372,321     $943,332   $154,648   $372,321     $943,332
                                              30       $171,158   $527,352   $1,645,630   $171,158   $527,352   $1,645,630
                                              35       $176,529   $726,600   $2,830,508   $176,529   $726,600   $2,830,508
                                              ----------------------------------------------------------------------------

                                                                                                                        85

ILLUSTRATIONS

                                           -------------------------------------------------------------------------------

                                           Illustration 2
                                           Death benefit Option A and guideline premium test at guaranteed cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:A
                                           GUIDELINE PREMIUM TEST
                                           FACE AMOUNT:$451,940
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium variable                             Total
universal life                                        premiums
Illustration of death benefits,            End of     paid plus             End of year DEATH BENEFIT assuming
accumulated values and net cash            policy     interest at           hypothetical gross annual investment return of
surrender values.                          year         5%                      0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1          $10,500              $451,940          $451,940            $451,940
illustrated as if made at the               2          $21,525              $451,940          $451,940            $451,940
beginning of the policy year.               3          $33,101              $451,940          $451,940            $451,940
                                            4          $45,256              $451,940          $451,940            $451,940
This illustration assumes no                5          $58,019              $451,940          $451,940            $451,940
policy loans or partial                     6          $71,420              $451,940          $451,940            $451,940
withdrawals have been made.                 7          $85,491              $451,940          $451,940            $451,940
                                            8         $100,266              $451,940          $451,940            $451,940
*Additional payment will be                 9         $115,779              $451,940          $451,940            $451,940
required to prevent policy                 10         $132,068              $451,940          $451,940            $451,940
termination.                               15         $226,575              $451,940          $451,940            $451,940
                                           20         $347,193              $451,940          $451,940            $563,691
The death benefits, accumulated            25         $501,135              $451,940          $451,940            $954,633
values and cash surrender values           30         $697,608              $451,940          $451,940          $1,518,808
will differ if premiums are paid           35         $948,363                    $0*         $527,321          $2,539,141
in different amounts or                    -------------------------------------------------------------------------------
frequencies.                                        End of year                           End of year
                                                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
The hypothetical investment rates          End of   assuming hypothetical gross           assuming hypothetical gross
shown above and elsewhere in this          policy   annual investment return of           annual investment return of
prospectus are illustrative only           year       0%          6%         12%             0%          6%          12%
and should not be interpreted as           -------------------------------------------------------------------------------
a representation of past or                 1        $6,950      $7,431       $7,914       $1,235      $1,716       $2,198
future investment results. Actual           2       $13,725     $15,120      $16,574       $8,010      $9,404      $10,859
rates of return may be more or              3       $20,408     $23,161      $26,151      $14,692     $17,445      $20,436
less than those shown and will              4       $26,996     $31,583      $36,763      $21,280     $25,868      $31,048
depend on a number of factors,              5       $33,502     $40,411      $48,527      $27,787     $34,696      $42,812
including the investment                    6       $38,772     $48,498      $60,397      $33,747     $43,472      $55,371
allocations made to variable                7       $43,779     $56,790      $73,392      $40,010     $53,021      $69,622
accounts by the owner and the               8       $48,501     $65,283      $87,631      $45,988     $62,770      $85,118
experience of the accounts. No              9       $52,909     $73,962     $103,246      $51,653     $72,706     $101,989
representation can be made by us,          10       $56,972     $82,815     $120,386      $56,972     $82,815     $120,386
the separate account or the fund           15       $76,024    $135,816     $245,076      $76,024    $135,816     $245,076
that these hypothetical rates of           20       $82,672    $197,011     $462,042      $82,672    $197,011     $462,042
return can be achieved for any             25       $67,932    $269,079     $822,960      $67,932    $269,079     $822,960
one year or sustained over any             30       $12,450    $362,433   $1,419,447      $12,450    $362,433   $1,419,447
period of time.                            35            $0*   $502,210   $2,418,229           $0*   $502,210   $2,418,229
                                           -------------------------------------------------------------------------------
This is an illustration only. An
illustration is not intended to
predict actual performance.
Interest rates, dividends, and
values set forth in the
illustration are not guaranteed.

                                           -------------------------------------------------------------------------------

                                           Illustration 3
                                           Death benefit Option B and guideline premium test at current cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:B
                                           GUIDELINE PREMIUM TEST
                                           FACE AMOUNT:$181,828
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium variable                                 Total
universal life                                            premiums
Illustration of death benefits,            End of         paid plus         End of year DEATH BENEFIT assuming
accumulated values and net cash            policy         interest at       hypothetical gross annual investment return of
surrender values.                          year              5%                0%                6%                12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1               $10,500         $190,072          $190,594            $191,117
illustrated as if made at the               2               $21,525         $198,153          $199,706            $201,321
beginning of the policy year.               3               $33,101         $206,107          $209,222            $212,592
                                            4               $45,256         $213,957          $219,182            $225,059
This illustration assumes no                5               $58,019         $221,706          $229,607            $238,852
policy loans or partial                     6               $71,420         $229,354          $240,520            $254,112
withdrawals have been made.                 7               $85,491         $236,902          $251,943            $270,997
                                            8              $100,266         $244,351          $263,901            $289,681
The death benefits, accumulated             9              $115,779         $251,700          $276,419            $310,357
values and cash surrender values           10              $132,068         $258,952          $289,523            $333,239
will differ if premiums are paid           15              $226,575         $296,584          $368,949            $496,165
in different amounts or                    20              $347,193         $331,268          $469,350            $769,929
frequencies.                               25              $501,135         $361,226          $594,492          $1,228,641
                                           30              $697,608         $384,608          $749,059          $1,997,535
The hypothetical investment rates          35              $948,363         $399,482          $938,932          $3,288,461
shown above and elsewhere in this          -------------------------------------------------------------------------------
prospectus are illustrative only                    End of year                           End of year
and should not be interpreted as                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
a representation of past or                End of   assuming hypothetical gross           assuming hypothetical gross
future investment results. Actual          policy   annual investment return of           annual investment return of
rates of return may be more or             year        0%         6%          12%            0%         6%          12%
less than those shown and will             -------------------------------------------------------------------------------
depend on a number of factors,              1         $8,244     $8,766       $9,289        $5,945     $6,467       $6,989
including the investment                    2        $16,325    $17,878      $19,493       $14,026    $15,578      $17,194
allocations made to variable                3        $24,279    $27,394      $30,764       $21,979    $25,094      $28,464
accounts by the owner and the               4        $32,129    $37,354      $43,231       $29,830    $35,054      $40,932
experience of the accounts. No              5        $39,878    $47,779      $57,024       $37,579    $45,480      $54,724
representation can be made by us,           6        $47,526    $58,692      $72,284       $45,504    $56,670      $70,262
the separate account or the fund            7        $55,074    $70,115      $89,169       $53,558    $68,599      $87,652
that these hypothetical rates of            8        $62,523    $82,073     $107,853       $61,512    $81,062     $106,842
return can be achieved for any              9        $69,872    $94,591     $128,529       $69,367    $94,085     $128,023
one year or sustained over any             10        $77,124   $107,695     $151,411       $77,124   $107,695     $151,411
period of time.                            15       $114,756   $187,121     $314,337      $114,756   $187,121     $314,337
                                           20       $149,440   $287,522     $588,101      $149,440   $287,522     $588,101
This is an illustration only. An           25       $179,398   $412,664   $1,046,813      $179,398   $412,664   $1,046,813
illustration is not intended to            30       $202,780   $567,231   $1,815,707      $202,780   $567,231   $1,815,707
predict actual performance.                35       $217,654   $757,104   $3,106,633      $217,654   $757,104   $3,106,633
Interest rates, dividends, and             -------------------------------------------------------------------------------
values set forth in the
illustration are not guaranteed.

                                                                                                                        87

ILLUSTRATIONS

                                           -------------------------------------------------------------------------------

                                           Illustration 4
                                           Death benefit Option B and guideline premium test at guaranteed cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:B
                                           GUIDELINE PREMIUM TEST
                                           FACE AMOUNT:$181,828
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium                                         Total
variable universal life                                  premiums
Illustration of death benefits,            End of        paid plus          End of year DEATH BENEFIT assuming
accumulated values and net cash            policy        interest at        hypothetical gross annual investment return of
surrender values.                          year              5%                0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1              $10,500          $190,072          $190,594            $191,117
illustrated as if made at the               2              $21,525          $198,153          $199,706            $201,321
beginning of the policy year.               3              $33,101          $206,107          $209,222            $212,592
                                            4              $45,256          $213,957          $219,182            $225,059
This illustration assumes no                5              $58,019          $221,706          $229,607            $238,852
policy loans or partial                     6              $71,420          $228,844          $239,993            $253,569
withdrawals have been made.                 7              $85,491          $235,795          $250,769            $269,755
                                            8             $100,266          $242,548          $261,940            $287,553
The death benefits, accumulated             9             $115,779          $249,090          $273,510            $307,121
values and cash surrender values           10             $132,068          $255,405          $285,477            $328,628
will differ if premiums are paid           15             $226,575          $285,974          $355,499            $478,926
in different amounts or                    20             $347,193          $309,140          $438,357            $725,056
frequencies.                               25             $501,135          $321,186          $533,087          $1,128,049
                                           30             $697,608          $316,473          $636,190          $1,788,815
The hypothetical investment rates          35             $948,363          $284,496          $737,213          $2,871,603
shown above and elsewhere in this          -------------------------------------------------------------------------------
prospectus are illustrative only                    End of year                           End of year
and should not be interpreted as                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
a representation of past or                End of   assuming hypothetical gross           assuming hypothetical gross
future investment results. Actual          policy   annual investment return of           annual investment return of
rates of return may be more or             year        0%         6%          12%            0%         6%          12%
less than those shown and will             -------------------------------------------------------------------------------
depend on a number of factors,              1         $8,244     $8,766       $9,289        $5,945     $6,467       $6,989
including the investment                    2        $16,325    $17,878      $19,493       $14,026    $15,578      $17,194
allocations made to variable                3        $24,279    $27,394      $30,764       $21,979    $25,094      $28,464
accounts by the owner and the               4        $32,129    $37,354      $43,231       $29,830    $35,054      $40,932
experience of the accounts. No              5        $39,878    $47,779      $57,024       $37,579    $45,480      $54,724
representation can be made by us,           6        $47,016    $58,165      $71,741       $44,994    $56,143      $69,719
the separate account or the fund            7        $53,967    $68,941      $87,927       $52,450    $67,425      $86,410
that these hypothetical rates of            8        $60,720    $80,112     $105,725       $59,709    $79,101     $104,714
return can be achieved for any              9        $67,262    $91,682     $125,293       $66,757    $91,176     $124,787
one year or sustained over any             10        $73,577   $103,649     $146,800       $73,577   $103,649     $146,800
period of time.                            15       $104,146   $173,671     $297,098      $104,146   $173,671     $297,098
                                           20       $127,312   $256,529     $543,228      $127,312   $256,529     $543,228
This is an illustration only. An           25       $139,358   $351,259     $946,221      $139,358   $351,259     $946,221
illustration is not intended to            30       $134,645   $454,362   $1,606,987      $134,645   $454,362   $1,606,987
predict actual performance.                35       $102,668   $555,385   $2,689,775      $102,668   $555,385   $2,689,775
Interest rates, dividends, and             -------------------------------------------------------------------------------
values set forth in the
illustration are not guaranteed.

                                           -------------------------------------------------------------------------------

                                           Illustration 5
                                           Death benefit Option C and guideline premium test at current cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:C
                                           GUIDELINE PREMIUM TEST
                                           FACE AMOUNT:$451,940
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium                                      Total
variable universal life                               premiums
Illustration of death benefits,            End of     paid plus             End of year DEATH BENEFIT assuming
accumulated values and net cash            policy     interest at           hypothetical gross annual investment return of
surrender values.                          year           5%                   0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1          $10,500              $461,940          $461,940            $461,940
illustrated as if made at the               2          $21,525              $471,940          $471,940            $471,940
beginning of the policy year.               3          $33,101              $481,940          $481,940            $481,940
                                            4          $45,256              $491,940          $491,940            $491,940
This illustration assumes no                5          $58,019              $501,940          $501,940            $501,940
policy loans or partial                     6          $71,420              $511,940          $511,940            $511,940
withdrawals have been made.                 7          $85,491              $521,940          $521,940            $521,940
                                            8         $100,266              $531,940          $531,940            $531,940
The death benefits, accumulated             9         $115,779              $541,940          $541,940            $541,940
values and cash surrender values           10         $132,068              $551,940          $551,940            $551,940
will differ if premiums are paid           15         $226,575              $601,940          $601,940            $601,940
in different amounts or                    20         $347,193              $651,940          $651,940            $651,940
frequencies.                               25         $501,135              $701,940          $701,940          $1,052,003
                                           30         $697,608              $751,940          $751,940          $1,695,435
The hypothetical investment rates          35         $948,363              $801,940          $801,940          $2,864,137
shown above and elsewhere in this          -------------------------------------------------------------------------------
prospectus are illustrative only                    End of year                           End of year
and should not be interpreted as                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
a representation of past or                End of   assuming hypothetical gross           assuming hypothetical gross
future investment results. Actual          policy   annual investment return of           annual investment return of
rates of return may be more or             year        0%         6%          12%            0%         6%          12%
less than those shown and will             -------------------------------------------------------------------------------
depend on a number of factors,              1         $6,916     $7,396       $7,878        $1,201     $1,681       $2,162
including the investment                    2        $13,619    $15,009      $16,457        $7,904     $9,293      $10,742
allocations made to variable                3        $20,194    $22,932      $25,905       $14,479    $17,217      $20,190
accounts by the owner and the               4        $26,635    $31,189      $36,332       $20,920    $25,474      $30,617
experience of the accounts. No              5        $32,955    $39,801      $47,846       $27,240    $34,085      $42,131
representation can be made by us,           6        $39,153    $48,785      $60,568       $34,127    $43,759      $55,542
the separate account or the fund            7        $45,228    $58,160      $74,632       $41,459    $54,391      $70,863
that these hypothetical rates of            8        $51,180    $67,945      $90,189       $48,667    $65,432      $87,676
return can be achieved for any              9        $57,007    $78,159     $107,405       $55,751    $76,903     $106,149
one year or sustained over any             10        $62,709    $88,826     $126,467       $62,709    $88,826     $126,467
period of time.                            15        $93,915   $155,844     $265,940       $93,915   $155,844     $265,940
                                           20       $119,274   $238,748     $503,290      $119,274   $238,748     $503,290
This is an illustration only. An           25       $132,578   $338,474     $906,899      $132,578   $338,474     $906,899
illustration is not intended to            30       $125,391   $458,618   $1,584,518      $125,391   $458,618   $1,584,518
predict actual performance.                35        $84,760   $608,696   $2,727,749       $84,760   $608,696   $2,727,749
Interest rates, dividends, and             -------------------------------------------------------------------------------
values set forth in the
illustration are not guaranteed.

                                                                                                                        89

ILLUSTRATIONS

                                              ---------------------------------------------------------------------------------

                                              Illustration 6
                                              Death benefit Option C and guideline premium test at guaranteed cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:C
                                              GUIDELINE PREMIUM TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ---------------------------------------------------------------------------------
Flexible premium                                          Total
variable universal life                                   premiums
Illustration of death benefits,               End of      paid plus          End of year DEATH BENEFIT assuming
accumulated values and net cash surrender     policy      interest at        hypothetical gross annual investment return of
values.                                       year           5%                 0%                  6%                   12%
                                              ---------------------------------------------------------------------------------
All premium payments are illustrated as        1           $10,500           $461,940            $461,940              $461,940
if made at the beginning of the policy         2           $21,525           $471,940            $471,940              $471,940
year.                                          3           $33,101           $481,940            $481,940              $481,940
                                               4           $45,256           $491,940            $491,940              $491,940
This illustration assumes no policy loans      5           $58,019           $501,940            $501,940              $501,940
or partial withdrawals have been made.         6           $71,420           $511,940            $511,940              $511,940
                                               7           $85,491           $521,940            $521,940              $521,940
* Additional payment will be required to       8          $100,266           $531,940            $531,940              $531,940
prevent policy termination.                    9          $115,779           $541,940            $541,940              $541,940
                                              10          $132,068           $551,940            $551,940              $551,940
The death benefits, accumulated values        15          $226,575           $601,940            $601,940              $601,940
and cash surrender values will differ if      20          $347,193           $651,940            $651,940              $651,940
premiums are paid in different amounts        25          $501,135                 $0*           $701,940              $826,721
or frequencies.                               30          $697,608                 $0*           $751,940            $1,324,285
                                              35          $948,363                 $0*                 $0*           $2,222,385
The hypothetical investment rates shown       ---------------------------------------------------------------------------------
above and elsewhere in this prospectus                 End of year                          End of year
are illustrative only and should not be                ACCUMULATED VALUE                    NET CASH SURRENDER VALUE
interpreted as a representation of past       End of   assuming hypothetical gross          assuming hypothetical gross
or future investment results. Actual rates    policy   annual investment return of          annual investment return of
of return may be more or less than those      year       0%          6%            12%         0%          6%            12%
shown and will depend on a number of          ---------------------------------------------------------------------------------
factors, including the investment              1        $6,916      $7,396        $7,878     $1,201       $1,681         $2,162
allocations made to variable accounts by       2       $13,619     $15,009       $16,457     $7,904       $9,293        $10,742
the owner and the experience of the            3       $20,194     $22,932       $25,905    $14,479      $17,217        $20,190
accounts. No representation can be made by     4       $26,635     $31,189       $36,332    $20,920      $25,474        $30,617
us, the separate account or the fund that      5       $32,955     $39,801       $47,846    $27,240      $34,085        $42,131
these hypothetical rates of return can be      6       $37,826     $47,439       $59,210    $32,800      $42,413        $54,184
achieved for any one year or sustained over    7       $42,326     $55,146       $71,525    $38,556      $51,376        $67,755
any period of time.                            8       $46,416     $62,888       $84,870    $43,903      $60,375        $82,357
                                               9       $50,046     $70,622       $99,327    $48,790      $69,365        $98,071
This is an illustration only. An              10       $53,157     $78,292      $114,987    $53,157      $78,292       $114,987
illustration is not intended to predict       15       $63,736    $120,045      $224,408    $63,736     $120,045       $224,408
actual performance. Interest rates,           20       $51,413    $153,763      $402,335    $51,413     $153,763       $402,335
dividends, and values set forth in the        25            $0*   $160,610      $712,690         $0*    $160,610       $712,690
illustration are not guaranteed.              30            $0*    $95,774    $1,237,649         $0*     $95,774     $1,237,649
                                              35            $0*         $0*   $2,116,557         $0*          $0*    $2,116,557
                                              ---------------------------------------------------------------------------------

                                              ----------------------------------------------------------------------------

                                              Illustration 7
                                              Death benefit Option A and cash value accumulation test at current cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:A
                                              CASH VALUE ACCUMULATION TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ----------------------------------------------------------------------------
Flexible premium                                          Total
variable universal life                                   premiums
Illustration of death benefits, accumulated   End of      paid plus          End of year DEATH BENEFIT assuming
values and net cash surrender values.         policy      interest at        hypothetical gross annual investment return of
                                              year           5%                 0%                6%                12%
All premium payments are illustrated as if    ----------------------------------------------------------------------------
made at the beginning of the policy year.      1           $10,500           $451,940          $451,940           $451,940
                                               2           $21,525           $451,940          $451,940           $451,940
This illustration assumes no policy loans      3           $33,101           $451,940          $451,940           $451,940
or partial withdrawals have been made.         4           $45,256           $451,940          $451,940           $451,940
                                               5           $58,019           $451,940          $451,940           $451,940
The death benefits, accumulated values         6           $71,420           $451,940          $451,940           $451,940
and cash surrender values will differ if       7           $85,491           $451,940          $451,940           $451,940
premiums are paid in different amounts         8          $100,266           $451,940          $451,940           $451,940
or frequencies.                                9          $115,779           $451,940          $451,940           $451,940
                                              10          $132,068           $451,940          $451,940           $451,940
The hypothetical investment rates shown       15          $226,575           $451,940          $451,940           $529,123
above and elsewhere in this prospectus        20          $347,193           $451,940          $451,940           $877,869
are illustrative only and should not be       25          $501,135           $451,940          $561,426         $1,386,191
interpreted as a representation of past       30          $697,608           $451,940          $704,553         $2,142,168
or future investment results. Actual rates    35          $948,363           $451,940          $871,967         $3,304,229
of return may be more or less than those      ----------------------------------------------------------------------------
shown and will depend on a number of                   End of year                        End of year
factors, including the investment                      ACCUMULATED VALUE                  NET CASH SURRENDER VALUE
allocations made to variable accounts by      End of   assuming hypothetical gross        assuming hypothetical gross
the owner and the experience of the           policy   annual investment return of        annual investment return of
accounts. No representation can be made by    year        0%         6%           12%         0%         6%          12%
us, the separate account or the fund that     ----------------------------------------------------------------------------
these hypothetical rates of return can be      1         $6,950     $7,431       $7,914     $1,235     $1,716       $2,198
achieved for any one year or sustained over    2        $13,725    $15,120      $16,574     $8,010     $9,404      $10,859
any period of time.                            3        $20,408    $23,161      $26,151    $14,692    $17,445      $20,436
                                               4        $26,996    $31,583      $36,763    $21,280    $25,868      $31,048
This is an illustration only. An               5        $33,502    $40,411      $48,527    $27,787    $34,696      $42,812
illustration is not intended to predict        6        $39,929    $49,667      $61,573    $34,903    $44,642      $56,547
actual performance. Interest rates,            7        $46,275    $59,374      $76,044    $42,506    $55,605      $72,275
dividends, and values set forth in the         8        $52,542    $69,556      $92,102    $50,029    $67,043      $89,590
illustration are not guaranteed.               9        $58,731    $80,238     $109,928    $57,475    $78,982     $108,671
                                              10        $64,842    $91,449     $129,721    $64,842    $91,449     $129,721
                                              15        $98,926   $162,644     $275,155    $98,926   $162,644     $275,155
                                              20       $129,767   $254,085     $517,143   $129,767   $254,085     $517,143
                                              25       $154,648   $369,589     $912,535   $154,648   $369,589     $912,535
                                              30       $171,158   $511,246   $1,554,425   $171,158   $511,246   $1,554,425
                                              35       $176,529   $684,634   $2,594,347   $176,529   $684,634   $2,594,347
                                              ----------------------------------------------------------------------------

                                                                                                                        91

ILLUSTRATIONS

                                              ----------------------------------------------------------------------------

                                              Illustration 8
                                              Death benefit Option A and cash value accumulation test at guaranteed cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:A
                                              CASH VALUE ACCUMULATION TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ----------------------------------------------------------------------------
Flexible premium                                        Total
variable universal life                                 premiums
Illustration of death benefits,               End of    paid plus          End of year DEATH BENEFIT assuming
accumulated values and net cash surrender     policy    interest at        hypothetical gross annual investment return of
values.                                       year          5%                0%                 6%                12%
                                              ----------------------------------------------------------------------------
All premium payments are illustrated as        1          $10,500          $451,940           $451,940            $451,940
if made at the beginning of the policy         2          $21,525          $451,940           $451,940            $451,940
year.                                          3          $33,101          $451,940           $451,940            $451,940
                                               4          $45,256          $451,940           $451,940            $451,940
This illustration assumes no policy loans      5          $58,019          $451,940           $451,940            $451,940
or partial withdrawals have been made.         6          $71,420          $451,940           $451,940            $451,940
                                               7          $85,491          $451,940           $451,940            $451,940
*Additional payment will be required to        8         $100,266          $451,940           $451,940            $451,940
prevent policy termination.                    9         $115,779          $451,940           $451,940            $451,940
                                              10         $132,068          $451,940           $451,940            $451,940
The death benefits, accumulated values and    15         $226,575          $451,940           $451,940            $471,175
cash surrender values will differ if          20         $347,193          $451,940           $451,940            $755,078
premiums are paid in different amounts        25         $501,135          $451,940           $451,940          $1,135,935
or frequencies.                               30         $697,608          $451,940           $494,676          $1,651,999
                                              35         $948,363                $0           $582,216          $2,358,166
The hypothetical investment rates shown       ----------------------------------------------------------------------------
above and elsewhere in this prospectus                 End of year                        End of year
are illustrative only and should not be                ACCUMULATED VALUE                  NET CASH SURRENDER VALUE
interpreted as a representation of past       End of   assuming hypothetical gross        assuming hypothetical gross
or future investment results. Actual rates    policy   annual investment return of        annual investment return of
of return may be more or less than those      year       0%           6%          12%        0%          6%         12%
shown and will depend on a number of          ----------------------------------------------------------------------------
factors, including the investment              1        $6,950      $7,431       $7,914    $1,235      $1,716       $2,198
allocations made to variable accounts by       2       $13,725     $15,120      $16,574    $8,010      $9,404      $10,859
the owner and the experience of the            3       $20,408     $23,161      $26,151   $14,692     $17,445      $20,436
accounts. No representation can be made by     4       $26,996     $31,583      $36,763   $21,280     $25,868      $31,048
us, the separate account or the fund           5       $33,502     $40,411      $48,527   $27,787     $34,696      $42,812
that these hypothetical rates of return        6       $38,772     $48,498      $60,397   $33,747     $43,472      $55,371
can be achieved for any one year or            7       $43,779     $56,790      $73,392   $40,010     $53,021      $69,622
sustained over any period of time.             8       $48,501     $65,283      $87,631   $45,988     $62,770      $85,118
                                               9       $52,909     $73,962     $103,246   $51,653     $72,706     $101,989
This is an illustration only. An              10       $56,972     $82,815     $120,386   $56,972     $82,815     $120,386
illustration is not intended to predict       15       $76,024    $135,816     $245,021   $76,024    $135,816     $245,021
actual performance. Interest rates,           20       $82,672    $197,011     $444,808   $82,672    $197,011     $444,808
dividends, and values set forth in the        25       $67,932    $269,079     $747,791   $67,932    $269,079     $747,791
illustration are not guaranteed.              30       $12,450    $358,952   $1,198,743   $12,450    $358,952   $1,198,743
                                              35            $0*   $457,132   $1,851,537        $0*   $457,132   $1,851,537
                                              ----------------------------------------------------------------------------

                                              --------------------------------------------------------------------------------

                                              Illustration 9
                                              Death benefit Option B and cash value accumulation test at current cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:B
                                              CASH VALUE ACCUMULATION TEST
                                              FACE AMOUNT:$181,828
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              --------------------------------------------------------------------------------
Flexible premium                                         Total
variable universal life                                  premiums
Illustration of death benefits, accumulated   End of     paid plus       End of year DEATH BENEFIT assuming
values and net cash surrender values.         policy     interest at     hypothetical gross annual investment return of
                                              year          5%              0%                   6%                    12%
All premium payments are illustrated as if    --------------------------------------------------------------------------------
made at the beginning of the policy year.      1          $10,500        $190,072             $190,594                $191,117
                                               2          $21,525        $198,153             $199,706                $201,321
This illustration assumes no policy loans      3          $33,101        $206,107             $209,222                $212,592
or partial withdrawals have been made.         4          $45,256        $213,957             $219,182                $225,059
                                               5          $58,019        $221,706             $229,607                $238,852
The death benefits, accumulated values and     6          $71,420        $229,354             $240,520                $254,112
cash surrender values will differ if           7          $85,491        $236,902             $251,943                $270,997
premiums are paid in different amounts or      8         $100,266        $244,351             $263,901                $289,681
frequencies.                                   9         $115,779        $251,700             $276,419                $310,357
                                              10         $132,068        $258,952             $289,523                $333,389
The hypothetical investment rates shown       15         $226,575        $296,584             $368,949                $601,782
above and elsewhere in this prospectus        20         $347,193        $331,268             $487,723                $983,811
are illustrative only and should not be       25         $501,135        $361,226             $624,524              $1,542,027
interpreted as a representation of past       30         $697,608        $384,608             $775,631              $2,373,347
or future investment results. Actual rates    35         $948,363        $399,482             $953,226              $3,652,280
of return may be more or less than those      --------------------------------------------------------------------------------
shown and will depend on a number of                   End of year                          End of year
factors, including the investment                      ACCUMULATED VALUE                    NET CASH SURRENDER VALUE
allocations made to variable accounts         End of   assuming hypothetical gross          assuming hypothetical gross
by the owner and the experience of the        policy   annual investment return of          annual investment return of
accounts. No representation can be made by    year        0%          6%          12%          0%          6%          12%
us, the separate account or the fund that     --------------------------------------------------------------------------------
these hypothetical rates of return can be      1         $8,244      $8,766       $9,289      $5,945       $6,467       $6,989
achieved for any one year or sustained over    2        $16,325     $17,878      $19,493     $14,026      $15,578      $17,194
any period of time.                            3        $24,279     $27,394      $30,764     $21,979      $25,094      $28,464
                                               4        $32,129     $37,354      $43,231     $29,830      $35,054      $40,932
This is an illustration only. An               5        $39,878     $47,779      $57,024     $37,579      $45,480      $54,724
illustration is not intended to predict        6        $47,526     $58,692      $72,284     $45,504      $56,670      $70,262
actual performance. Interest rates,            7        $55,074     $70,115      $89,169     $53,558      $68,599      $87,652
dividends, and values set forth in the         8        $62,523     $82,073     $107,853     $61,512      $81,062     $106,842
illustration are not guaranteed.               9        $69,872     $94,591     $128,529     $69,367      $94,085     $128,023
                                              10        $77,124    $107,695     $151,411     $77,124     $107,695     $151,411
                                              15       $114,756    $187,121     $312,939    $114,756     $187,121     $312,939
                                              20       $149,440    $287,312     $579,552    $149,440     $287,312     $579,552
                                              25       $179,398    $411,127   $1,015,123    $179,398     $411,127   $1,015,123
                                              30       $202,780    $562,822   $1,722,176    $202,780     $562,822   $1,722,176
                                              35       $217,654    $748,434   $2,867,623    $217,654     $748,434   $2,867,623
                                              --------------------------------------------------------------------------------

                                                                                                                            93

ILLUSTRATIONS

                                           -------------------------------------------------------------------------------

                                           Illustration 10
                                           Death benefit Option B and cash value accumulation test at guaranteed cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:B
                                           CASH VALUE ACCUMULATION TEST
                                           FACE AMOUNT:$181,828
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium variable                             Total
universal life                                        premiums
Illustration of death benefits,            End of     paid plus             End of year DEATH BENEFIT assuming
accumulated values and net cash            policy     interest at           hypothetical gross annual investment return of
surrender values.                          year           5%                   0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1          $10,500              $190,072          $190,594            $191,117
illustrated as if made at the               2          $21,525              $198,153          $199,706            $201,321
beginning of the policy year.               3          $33,101              $206,107          $209,222            $212,592
                                            4          $45,256              $213,957          $219,182            $225,059
This illustration assumes no                5          $58,019              $221,706          $229,607            $238,852
policy loans or partial                     6          $71,420              $228,844          $239,993            $253,569
withdrawals have been made.                 7          $85,491              $235,795          $250,769            $269,755
                                            8         $100,266              $242,548          $261,940            $287,553
The death benefits, accumulated             9         $115,779              $249,090          $273,510            $307,121
values and cash surrender values           10         $132,068              $255,405          $285,477            $328,628
will differ if premiums are paid           15         $226,575              $285,974          $355,499            $565,099
in different amounts or                    20         $347,193              $309,140          $438,357            $885,100
frequencies.                               25         $501,135              $321,186          $533,577          $1,315,839
                                           30         $697,608              $316,473          $636,187          $1,900,660
The hypothetical investment rates          35         $948,363              $284,496          $737,209          $2,701,857
shown above and elsewhere in this          -------------------------------------------------------------------------------
prospectus are illustrative only                    End of year                            End of year
and should not be interpreted as                    ACCUMULATED VALUE                      NET CASH SURRENDER VALUE
a representation of past or                End of   assuming hypothetical gross            assuming hypothetical gross
future investment results. Actual          policy   annual investment return of            annual investment return of
rates of return may be more or             year        0%         6%         12%              0%         6%          12%
less than those shown and will             -------------------------------------------------------------------------------
depend on a number of factors,              1         $8,244     $8,766       $9,289        $5,945     $6,467       $6,989
including the investment                    2        $16,325    $17,878      $19,493       $14,026    $15,578      $17,194
allocations made to variable                3        $24,279    $27,394      $30,764       $21,979    $25,094      $28,464
accounts by the owner and the               4        $32,129    $37,354      $43,231       $29,830    $35,054      $40,932
experience of the accounts. No              5        $39,878    $47,779      $57,024       $37,579    $45,480      $54,724
representation can be made by us,           6        $47,016    $58,165      $71,741       $44,994    $56,143      $69,719
the separate account or the fund            7        $53,967    $68,941      $87,927       $52,450    $67,425      $86,410
that these hypothetical rates of            8        $60,720    $80,112     $105,725       $59,709    $79,101     $104,714
return can be achieved for any              9        $67,262    $91,682     $125,293       $66,757    $91,176     $124,787
one year or sustained over any             10        $73,577   $103,649     $146,800       $73,577   $103,649     $146,800
period of time.                            15       $104,146   $173,671     $293,863      $104,146   $173,671     $293,863
                                           20       $127,312   $256,529     $521,403      $127,312   $256,529     $521,403
This is an illustration only. An           25       $139,358   $351,256     $866,222      $139,358   $351,256     $866,222
illustration is not intended to            30       $134,645   $454,359   $1,379,179      $134,645   $454,359   $1,379,179
predict actual performance.                35       $102,668   $555,381   $2,121,389      $102,668   $555,381   $2,121,389
Interest rates, dividends, and             -------------------------------------------------------------------------------
values set forth in the
illustration are not guaranteed.

                                           -------------------------------------------------------------------------------

                                           Illustration 11
                                           Death benefit Option C and cash value accumulation test at current cost of insurance rates
                                           Based on average annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:C
                                           CASH VALUE ACCUMULATION TEST
                                           FACE AMOUNT:$451,940
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium variable                             Total
universal life                                        premiums
Illustration of death benefits,            End of     paid plus             End of year DEATH BENEFIT assuming
accumulated values and net cash            policy     interest at           hypothetical gross annual investment return of
surrender values.                          year          5%                     0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1          $10,500              $461,940          $461,940            $461,940
illustrated as if made at the               2          $21,525              $471,940          $471,940            $471,940
beginning of the policy year.               3          $33,101              $481,940          $481,940            $481,940
                                            4          $45,256              $491,940          $491,940            $491,940
This illustration assumes no                5          $58,019              $501,940          $501,940            $501,940
policy loans or partial                     6          $71,420              $511,940          $511,940            $511,940
withdrawals have been made.                 7          $85,491              $521,940          $521,940            $521,940
                                            8         $100,266              $531,940          $531,940            $531,940
The death benefits, accumulated             9         $115,779              $541,940          $541,940            $541,940
values and cash surrender values           10         $132,068              $551,940          $551,940            $551,940
will differ if premiums are paid           15         $226,575              $601,940          $601,940            $601,940
in different amounts or                    20         $347,193              $651,940          $651,940            $850,728
frequencies.                               25         $501,135              $701,940          $701,940          $1,346,266
                                           30         $697,608              $751,940          $751,940          $2,082,941
The hypothetical investment rates          35         $948,363              $801,940          $801,940          $3,215,061
shown above and elsewhere in this          -------------------------------------------------------------------------------
prospectus are illustrative only                    End of year                           End of year
and should not be interpreted as                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
a representation of past or                End of   assuming hypothetical gross           assuming hypothetical gross
future investment results. Actual          policy   annual investment return of           annual investment return of
rates of return may be more or             year        0%         6%         12%              0%         6%          12%
less than those shown and will             -------------------------------------------------------------------------------
depend on a number of factors,              1         $6,916     $7,396       $7,878        $1,201     $1,681       $2,162
including the investment                    2        $13,619    $15,009      $16,457        $7,904     $9,293      $10,742
allocations made to variable                3        $20,194    $22,932      $25,905       $14,479    $17,217      $20,190
accounts by the owner and the               4        $26,635    $31,189      $36,332       $20,920    $25,474      $30,617
experience of the accounts. No              5        $32,955    $39,801      $47,846       $27,240    $34,085      $42,131
representation can be made by us,           6        $39,153    $48,785      $60,568       $34,127    $43,759      $55,542
the separate account or the fund            7        $45,228    $58,160      $74,632       $41,459    $54,391      $70,863
that these hypothetical rates of            8        $51,180    $67,945      $90,189       $48,667    $65,432      $87,676
return can be achieved for any              9        $57,007    $78,159     $107,405       $55,751    $76,903     $106,149
one year or sustained over any             10        $62,709    $88,826     $126,467       $62,709    $88,826     $126,467
period of time.                            15        $93,915   $155,844     $265,940       $93,915   $155,844     $265,940
                                           20       $119,274   $238,748     $501,154      $119,274   $238,748     $501,154
This is an illustration only. An           25       $132,578   $338,474     $886,253      $132,578   $338,474     $886,253
illustration is not intended to            30       $125,391   $458,618   $1,511,448      $125,391   $458,618   $1,511,448
predict actual performance.                35        $84,760   $608,696   $2,524,335       $84,760   $608,696   $2,524,335
Interest rates, dividends, and             -------------------------------------------------------------------------------
values set forth in the
illustration are not guaranteed.

                                                                                                                        95

ILLUSTRATIONS

                                              ------------------------------------------------------------------------------

                                              Illustration 12
                                              Death benefit Option C and cash value accumulation test at guaranteed cost of insurance rates
                                              Based on average annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:C
                                              CASH VALUE ACCUMULATION TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ------------------------------------------------------------------------------
Flexible premium                                         Total
variable universal life                                  premiums
Illustration of death benefits, accumulated   End of     paid plus          End of year DEATH BENEFIT assuming
values and net cash surrender values.         policy     interest at        hypothetical gross annual investment return of
                                              year           5%                0%                 6%                 12%
All premium payments are illustrated as if    ------------------------------------------------------------------------------
made at the beginning of the policy year.      1          $10,500           $461,940           $461,940             $461,940
                                               2          $21,525           $471,940           $471,940             $471,940
This illustration assumes no policy loans      3          $33,101           $481,940           $481,940             $481,940
or partial withdrawals have been made.         4          $45,256           $491,940           $491,940             $491,940
                                               5          $58,019           $501,940           $501,940             $501,940
*Additional payment will be required to        6          $71,420           $511,940           $511,940             $511,940
prevent policy termination.                    7          $85,491           $521,940           $521,940             $521,940
                                               8         $100,266           $531,940           $531,940             $531,940
The death benefits, accumulated values and     9         $115,779           $541,940           $541,940             $541,940
cash surrender values will differ if          10         $132,068           $551,940           $551,940             $551,940
premiums are paid in different amounts        15         $226,575           $601,940           $601,940             $601,940
or frequencies.                               20         $347,193           $651,940           $651,940             $682,706
                                              25         $501,135                 $0*          $701,940           $1,035,798
The hypothetical investment rates shown       30         $697,608                 $0*          $751,940           $1,513,591
above and elsewhere in this prospectus        35         $948,363                 $0*                $0*          $2,166,863
are illustrative only and should not be       ------------------------------------------------------------------------------
interpreted as a representation of past                End of year                         End of year
or future investment results. Actual                   ACCUMULATED VALUE                   NET CASH SURRENDER VALUE
rates of return may be more or less than      End of   assuming hypothetical gross         assuming hypothetical gross
those shown and will depend on a number       policy   annual investment return of         annual investment return of
of factors, including the investment          year       0%          6%            12%        0%          6%          12%
allocations made to variable accounts by      ------------------------------------------------------------------------------
the owner and the experience of the            1        $6,916      $7,396        $7,878    $1,201      $1,681        $2,162
accounts. No representation can be made        2       $13,619     $15,009       $16,457    $7,904      $9,293       $10,742
by us, the separate account or the fund        3       $20,194     $22,932       $25,905   $14,479     $17,217       $20,190
that these hypothetical rates of return        4       $26,635     $31,189       $36,332   $20,920     $25,474       $30,617
can be achieved for any one year or            5       $32,955     $39,801       $47,846   $27,240     $34,085       $42,131
sustained over any period of time.             6       $37,826     $47,439       $59,210   $32,800     $42,413       $54,184
                                               7       $42,326     $55,146       $71,525   $38,556     $51,376       $67,755
This is an illustration only. An               8       $46,416     $62,888       $84,870   $43,903     $60,375       $82,357
illustration is not intended to predict        9       $50,046     $70,622       $99,327   $48,790     $69,365       $98,071
actual performance. Interest rates,           10       $53,157     $78,292      $114,987   $53,157     $78,292      $114,987
dividends, and values set forth in the        15       $63,736    $120,045      $224,408   $63,736    $120,045      $224,408
illustration are not guaranteed.              20       $51,413    $153,763      $402,174   $51,413    $153,763      $402,174
                                              25            $0*   $160,610      $681,871        $0*   $160,610      $681,871
                                              30            $0*    $95,774    $1,098,309        $0*    $95,774    $1,098,309
                                              35            $0*         $0*   $1,701,333        $0*         $0*   $1,701,333
                                              ------------------------------------------------------------------------------

                                              ----------------------------------------------------------------------------

                                              Illustration 13
                                              Death benefit Option A and guideline premium test at current cost of insurance rates
                                              Based on a weighted average of annual advisory fees and expenses of the portfolios

                                              DEATH BENEFIT OPTION:A
                                              GUIDELINE PREMIUM TEST
                                              FACE AMOUNT:$451,940
                                              MALE SELECT NONSMOKER ISSUE AGE 45
                                              ANNUAL PREMIUM:$10,000

                                              ----------------------------------------------------------------------------
Flexible premium                                         Total
variable universal life                                  premiums
Illustration of death benefits, accumulated   End of     paid plus         End of year DEATH BENEFIT assuming
values and net cash surrender values.         policy     interest at       hypothetical gross annual investment return of
                                              year          5%                0%                6%                  12%
All premium payments are illustrated as       ----------------------------------------------------------------------------
if made at the beginning of the policy year.   1          $10,500          $451,940          $451,940             $451,940
                                               2          $21,525          $451,940          $451,940             $451,940
This illustration assumes no policy loans or   3          $33,101          $451,940          $451,940             $451,940
partial withdrawals have been made.            4          $45,256          $451,940          $451,940             $451,940
                                               5          $58,019          $451,940          $451,940             $451,940
The death benefits, accumulated values and     6          $71,420          $451,940          $451,940             $451,940
cash surrender values will differ if           7          $85,491          $451,940          $451,940             $451,940
premiums are paid in different amounts or      8         $100,266          $451,940          $451,940             $451,940
frequencies.                                   9         $115,779          $451,940          $451,940             $451,940
                                              10         $132,068          $451,940          $451,940             $451,940
The hypothetical investment rates shown       15         $226,575          $451,940          $451,940             $451,940
above and elsewhere in this prospectus        20         $347,193          $451,940          $451,940             $644,794
are illustrative only and should not be       25         $501,135          $451,940          $451,940           $1,104,074
interpreted as a representation of past or    30         $697,608          $451,940          $569,883           $1,780,416
future investment results. Actual rates of    35         $948,363          $451,940          $771,855           $3,011,877
return may be more or less than those shown   ----------------------------------------------------------------------------
and will depend on a number of factors,                End of year                        End of year
including the investment allocations made              ACCUMULATED VALUE                  NET CASH SURRENDER VALUE
to variable accounts by the owner and the     End of   assuming hypothetical gross        assuming hypothetical gross
experience of the accounts. No                policy   annual investment return of        annual investment return of
representation can be made by us, the         year        0%         6%           12%        0%         6%           12%
separate account or the fund that these       ----------------------------------------------------------------------------
hypothetical rates of return can be            1         $6,954     $7,436       $7,918     $1,239     $1,720       $2,203
achieved for any one year or sustained         2        $13,736    $15,132      $16,588     $8,021     $9,417      $10,873
over any period of time.                       3        $20,430    $23,186      $26,180    $14,715    $17,471      $20,465
                                               4        $27,032    $31,626      $36,815    $21,317    $25,911      $31,100
This is an illustration only. An               5        $33,556    $40,478      $48,610    $27,841    $34,763      $42,895
illustration is not intended to predict        6        $40,002    $49,763      $61,696    $34,977    $44,738      $56,671
actual performance. Interest rates,            7        $46,372    $59,505      $76,220    $42,603    $55,736      $72,451
dividends, and values set forth in the         8        $52,666    $69,730      $92,346    $50,153    $67,217      $89,833
illustration are not guaranteed.               9        $58,884    $80,463     $110,254    $57,628    $79,206     $108,998
                                              10        $65,028    $91,732     $130,150    $65,028    $91,732     $130,150
                                              15        $99,325   $163,390     $276,818    $99,325   $163,390     $276,818
                                              20       $130,463   $255,684     $528,520   $130,463   $255,684     $528,520
                                              25       $155,724   $375,403     $951,788   $155,724   $375,403     $951,788
                                              30       $172,713   $532,601   $1,663,941   $172,713   $532,601   $1,663,941
                                              35       $178,691   $735,100   $2,868,454   $178,691   $735,100   $2,868,454
                                              ----------------------------------------------------------------------------

                                                                                                                        97

ILLUSTRATIONS

                                           -------------------------------------------------------------------------------

                                           Illustration 14
                                           Death benefit Option A and guideline premium test at guaranteed cost of insurance rates
                                           Based on a weighted average of annual advisory fees and expenses of the portfolios

                                           DEATH BENEFIT OPTION:A
                                           GUIDELINE PREMIUM TEST
                                           FACE AMOUNT:$451,940
                                           MALE SELECT NONSMOKER ISSUE AGE 45
                                           ANNUAL PREMIUM:$10,000

                                           -------------------------------------------------------------------------------
Flexible premium variable                             Total
universal life                                        premiums
Illustration of death benefits,            End of     paid plus             End of year DEATH BENEFIT assuming
accumulated values and net cash            policy     interest at           hypothetical gross annual investment return of
surrender values.                          year          5%                     0%                6%                 12%
                                           -------------------------------------------------------------------------------
All premium payments are                    1          $10,500              $451,940          $451,940            $451,940
illustrated as if made at the               2          $21,525              $451,940          $451,940            $451,940
beginning of the policy year.               3          $33,101              $451,940          $451,940            $451,940
                                            4          $45,256              $451,940          $451,940            $451,940
This illustration assumes no                5          $58,019              $451,940          $451,940            $451,940
policy loans or partial                     6          $71,420              $451,940          $451,940            $451,940
withdrawals have been made.                 7          $85,491              $451,940          $451,940            $451,940
                                            8         $100,266              $451,940          $451,940            $451,940
*Additional payment will be                 9         $115,779              $451,940          $451,940            $451,940
required to prevent policy                 10         $132,068              $451,940          $451,940            $451,940
termination.                               15         $226,575              $451,940          $451,940            $451,940
                                           20         $347,193              $451,940          $451,940            $568,027
The death benefits, accumulated            25         $501,135              $451,940          $451,940            $963,776
values and cash surrender values           30         $697,608              $451,940          $451,940          $1,536,516
will differ if premiums are paid           35         $948,363                    $0*         $538,106          $2,574,391
in different amounts or                    -------------------------------------------------------------------------------
frequencies.                                        End of year                           End of year
                                                    ACCUMULATED VALUE                     NET CASH SURRENDER VALUE
The hypothetical investment rates          End of   assuming hypothetical gross           assuming hypothetical gross
shown above and elsewhere in this          policy   annual investment return of           annual investment return of
prospectus are illustrative only           year       0%          6%         12%             0%          6%          12%
and should not be interpreted as           -------------------------------------------------------------------------------
a representation of past or                 1        $6,954      $7,436       $7,918       $1,239      $1,720       $2,203
future investment results. Actual           2       $13,736     $15,132      $16,588       $8,021      $9,417      $10,873
rates of return may be more or              3       $20,430     $23,186      $26,180      $14,715     $17,471      $20,465
less than those shown and will              4       $27,032     $31,626      $36,815      $21,317     $25,911      $31,100
depend on a number of factors,              5       $33,556     $40,478      $48,610      $27,841     $34,763      $42,895
including the investment                    6       $38,846     $48,593      $60,520      $33,820     $43,568      $55,495
allocations made to variable                7       $43,875     $56,921      $73,567      $40,106     $53,152      $69,798
accounts by the owner and the               8       $48,622     $65,455      $87,873      $46,110     $62,942      $85,360
experience of the accounts. No              9       $53,059     $74,183     $103,569      $51,802     $72,927     $102,313
representation can be made by us,          10       $57,151     $83,092     $120,810      $57,151     $83,092     $120,810
the separate account or the fund           15       $76,390    $136,527     $246,446      $76,390    $136,527     $246,446
that these hypothetical rates of           20       $83,282    $198,530     $465,596      $83,282    $198,530     $465,596
return can be achieved for any             25       $68,837    $272,093     $830,842      $68,837    $272,093     $830,842
one year or sustained over any             30       $13,702    $368,431   $1,435,997      $13,702    $368,431   $1,435,997
period of time.                            35            $0*   $512,482   $2,451,801           $0*   $512,482   $2,451,801
                                           -------------------------------------------------------------------------------
This is an illustration only. An
illustration is not intended to
predict actual performance.
Interest rates, dividends, and
values set forth in the
illustration are not guaranteed.

APPENDIX A - RATES PER $1,000 OF INITIAL FACE AMOUNT

                   Face amount component of M&E Risk Charge
--------------------------------------------------------------------------------
Issue                                      Issue
 Age      Male     Female     Unisex        Age      Male      Female     Unisex
-----     -----    ------     ------       -----     -----     ------     ------
  0       0.075     0.063      0.073        45       0.127      0.118      0.125
  5       0.069     0.059      0.067        50       0.139      0.127      0.136
 10       0.066     0.058      0.064        55       0.155      0.138      0.151
 15       0.064     0.055      0.062        60       0.176      0.154      0.171
 20       0.098     0.095      0.098        65       0.206      0.176      0.199
 25       0.101     0.098      0.101        70       0.247      0.208      0.237
 30       0.105     0.101      0.105        75       0.306      0.257      0.292
 35       0.111     0.106      0.110        80       0.385      0.329      0.368
 40       0.118     0.111      0.116        85       0.498      0.440      0.478
-----     --------------------------       -------------------------------------

                  Surrender Charge                   Maximum Surrender Charge
Issue      ------------------------------        -------------------------------
 Age       Male        Female      Unisex         Male        Female      Unisex
-----      -----       ------      ------        ------       ------      ------
  0         5.70        4.79         5.52        1.150         0.724       1.074
  5         5.24        4.48         5.09        1.222         0.772       1.146
 10         5.02        4.41         4.89        1.258         0.784       1.182
 15         4.86        4.18         4.73        1.282         0.820       1.206
 20         9.35        7.83         9.04        3.284         2.444       3.132
 25        11.32        9.58        10.97        4.342         3.368       4.172
 30        12.69       10.87        12.33        5.246         4.164       5.056
 35        14.36       12.31        13.95        6.302         5.096       6.082
 40        19.08       16.26        18.51        8.918         7.302       8.632
 45        25.02       21.85        24.35        12.646       10.400      12.246
 50        29.24       24.97        28.32        16.190       13.352      15.696
 55        34.88       29.06        33.59        19.504       16.132      18.916
 60        42.39       34.52        40.60        25.560       21.144      24.770
 65        52.23       42.29        50.23        32.196       26.922      31.250
 66        51.67       44.17        52.00        32.752       27.516      31.800
 67        51.56       46.16        51.89        32.696       27.470      31.744
 68        51.44       48.29        51.78        32.568       27.386      31.628
 69        51.39       50.58        51.74        32.024       26.950      31.094
 70        51.29       51.15        51.63        31.732       26.730      30.812
 75        50.63       49.40        50.98        30.034       25.452      29.164
 80        49.91       46.06        50.19        26.284       22.080      25.458
 85        48.14       48.74        48.30        18.606       14.570      17.918
-----      ------------------------------        -------------------------------

If the person insured by the policy is assigned a risk classification other than standard, a factor is applied to the M&E risk face amount charge, surrender charge rate and maximum surrender charge rate according to the nonstandard table rating assigned to that person insured. If the person insured is assigned a nonstandard rating reflected in the table below, the rates above that apply to the person insured is multiplied by the nonstandard table factor below that applies.

                             NONSTANDARD TABLE FACTORS

                                     Nonstandard Table Number
 Issue    -------------------------------------------------------------------------------
  age      1    2    3    4    5    6    7    8    9    10   11   12   13   14   15   16
 -----    ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----
 0-45     1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.70 1.75 1.80
  50      1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.40 1.45 1.50 1.55 1.60 1.65 1.65 1.65 1.65
  55      1.05 1.10 1.15 1.20 1.25 1.30 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35 1.35
  60      1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05 1.05
 65-85    1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00 1.00
 -----    -------------------------------------------------------------------------------

Representative figures shown. For issue ages not listed, please ask your registered representative.

APPENDIX B - DEATH BENEFIT PERCENTAGES

                   ---------------    ---------------    ---------------    --------------------------
                   Age  Percentage    Age  Percentage    Age  Percentage         Age        Percentage
                   ---------------    ---------------    ---------------    --------------------------
                   0-40        250     50         185     60         130                  70       115
                     41        243     51         178     61         128                  71       113
                     42        236     52         171     62         126                  72       111
                     43        229     53         164     63         124                  73       109
                     44        222     54         157     64         122                  74       107
                     45        215     55         150     65         120               75-90       105
                     46        209     56         146     66         119                  91       104
                     47        203     57         142     67         118                  92       103
                     48        197     58         138     68         117                  93       102
                     49        191     59         134     69         116    greater than  93       101
                   ---------------    ---------------    ---------------    --------------------------

PACIFIC SELECT
EXEC II - NY                                  WHERE TO GO FOR MORE INFORMATION

The Pacific Select Exec II - NY variable      For more information about Pacific Select Exec II - NY, please call or write to
life insurance policy is underwritten         us at the address below. You should also use this address to send us any
by Pacific Life & Annuity Company.            notices, forms or requests about your policy.

                                              --------------------------------------------------------------------------------

How to contact us                             Pacific Life & Annuity Company
                                              Client Services Department
                                              700 Newport Center Drive
                                              P.O. Box
                                              Newport Beach, California 92658-7500

                                              1-800-800-7681
                                              7 a.m. through 5 p.m. Pacific time

                                              --------------------------------------------------------------------------------

How to contact the SEC                        You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

                                              Public Reference Section of the SEC
                                              Washington, D.C. 20549-6009
                                              1-800-SEC-0330
                                              Internet: www.sec.gov

                          PACIFIC SELECT EXEC II - NY

                  Flexible Premium Variable Insurance Policy

                   Issued by Pacific Life & Annuity Company

                          Supplement dated        to
                            Prospectus dated

  The attached prospectus describes two death benefit qualification tests available in connection with the Pacific Select Exec II - NY Flexible Premium Variable Life Insurance Policy ("Policy")--the cash value accumulation test and the guideline premium test. As of the date of this supplement to the prospectus, the cash value accumulation test is not yet available.

  The attached prospectus describes an Annual renewable term rider under "The death benefit: Optional riders". As of the date of this supplement to the prospectus, the Annual renewable term rider is not yet available.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

Contents of Registration Statement

This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet.
The cross-reference sheet.

The Prospectus consisting of 102 pages.
Supplement to prospectus consisting of 1 page.
The undertaking to file reports.
Representation pursuant to Section 26(e) of the Investment Company Act of 1940. Rule 6e-3(T) representation.
The Signatures.
Written consent of the following person (included in the exhibits shown below):
            Deloitte & Touche LLP, independent auditors
            Dechert Price & Rhoads

The following exhibits:

1. (1) (a) Minutes of Action of Board of Directors of PM Group Life Insurance
           Company (PL&A) dated July 1, 1998 /1/

       (b) Memorandum Establishing Separate Account /1/

   (2) Inapplicable

   (3) (a) Form of Distribution Agreement Between PL&A and Pacific Mutual Distributors, Inc. /1/

       (b) Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers /1/

   (4) Inapplicable

   (5) (a) Flexible Premium Variable Life Insurance Policy

       (b) Annual Renewable Term Rider (Form R98-ART NY)

       (c) Accelerated Living Benefit Rider (Form R92-ABR NY) /1/

       (d) Spouse Term Rider (Form R98-SPT NY)

       (e) Children's Term Rider (Form R84-CT NY)

       (f) Waiver of Charges (Form R98-WC NY)

       (g) Accidental Death Benefit (Form R84-AD NY)

       (h) Guaranteed Insurability Rider (Form R84-GI NY)

       (i) Disability Benefit Rider (Form R98-DB NY) /1/

   (6) (a) Bylaws of PL&A /1/

       (b) Articles of Incorporation of PM Group Life Insurance Company /1/

       (c) Amended & Restated Articles of Incorporation for PM Group Life Insurance Company /1/

    (7) Inapplicable

    (8) Inapplicable

    (9) (a) Form of Participation Agreement between PL&A and Pacific Select Fund /1/

        (b) Administrative Agreement Between PL&A and Pacific Life Insurance Company (Pacific Life)

    (10) Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire

2. Form of Opinion and consent of legal officer of PL&A as to legality of Policies being registered /1/

3.  Inapplicable

4.  Inapplicable

5.  Inapplicable

6.  (a) Consent of Deloitte & Touche LLP

    (b) Consent of Dechert Price & Rhoads /1/

7.  Opinion of Actuary /1/

8.  Memorandum Describing Issuance, Transfer and Redemption Procedures /1/

9.  Powers of Attorney /1/

10. Inapplicable

11. Inapplicable

12. Inapplicable

13. Inapplicable

14. Inapplicable

15. Inapplicable

16. Inapplicable

17. Inapplicable

____________________
/1/ Filed as part of Registration Statement on Form S-6 via EDGAR on June 16,
    1999, File No. 333-80825, Accession Number 0001017062-99-001158.

UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

  Pacific Life & Annuity Company, the sponsoring insurance company of the Registrant, represents that the fees and charges to be deducted under the variable Life Insurance Policy ("Policy") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Policy.

RULE 6e-3(T) REPRESENTATION

  This filing is made pursuant to Rule 6e-3(T) and Rule 6c-3 under the Investment Company Act of 1940.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Pacific Select Exec Separate Account of Pacific Life & Annuity Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 22nd day of September, 1999.

                                     PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                                 (Registrant)

                                     BY: PACIFIC LIFE & ANNUITY COMPANY
                                                  (Depositor)

                                     BY: _____________________________________
                                         William L. Ferris*
                                         President and Chief Executive Officer

*BY: /s/ DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact


(Powers of Attorney are contained as Exhibit 9 in the Registration Statement on Form S-6 for the Pacific Select Exec Separate Account, File No. 333-80825, Accession Number 0001017062-99-001158.)

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Pacific Life & Annuity Company has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 22nd day of September, 1999.

                                       BY: PACIFIC LIFE & ANNUITY COMPANY
                                                   (Registrant)

                                       BY: _________________________________
                                           William L. Ferris  *
                                           President and Chief Executive Officer

*BY: /s/ DAVID R. CARMICHAEL
     David R. Carmichael
     as attorney-in-fact


(Powers of Attorney are contained as Exhibit 9 in the Registration Statement on Form S-6 for the Pacific Select Exec Separate Account, File No. 333-80825, Accession Number 0001017062-99-001158.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                     Title                                  Date

____________________          Director, President and Chief         ___________ , 1999
William L. Ferris*            Executive Officer

____________________          Director and Chairman of the Board    ___________ , 1999
Thomas C. Sutton*

____________________          Director, Senior Vice President and   ___________ , 1999
David R. Carmichael*          General Counsel

____________________          Director and Secretary                ___________ , 1999
Audrey L. Milfs*

____________________          Director                              ___________ , 1999
Glenn S. Schafer*

____________________          Chief Financial Officer and           ___________ , 1999
Khanh T. Tran*                Treasurer

____________________          Executive Vice President              ___________ , 1999
Lynn C. Miller*

____________________          Senior Vice President                 ___________ , 1999
William J. Doomey*

____________________          Vice President                        ___________ , 1999
Gary L. Falde*


*By: /s/ DAVID R. CARMICHAEL                                        September 22, 1999
    ------------------------------
     David R. Carmichael
     as attorney-in-fact

(Powers of Attorney are contained as Exhibit 9 in the Registration Statement on Form S-6 of Pacific Select Exec Separate Account, File No. 333-80825, Accession Number 0001017062-99-001158.)